ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
RESOURCE AND RESERVE
ESTIMATES
FOR THE
BOLAÑITOS MINES PROJECT
GUANAJUATO STATE
MEXICO

Report Date: March 27, 2014
Effective Date: December 31, 2013

Location: Guanajuato, Guanajuato, Mexico

-Prepared by-
Michael J. Munroe, RM-SME #4151306RM
Geology Manager

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

UNIDAD BOLANITOS
GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Location and Property Description		1-2
	1.2	Ownership		1-3
	1.3	History		1-3
	1.4	Geology and Mineralization		1-4
		1.4.1	Geology	1-4
		1.4.2	Mineralization	1-5
	1.5	Exploration		1-6
		1.5.1	Underground Drilling	1-6
		1.5.2	Surface Drilling	1-6
		1.5.3	Other Activities	1-7
		1.5.4	2014 Exploration Program	1-7
	1.6	2013 Mineral Resource Estimate		1-7
		1.6.1	Mineral Resource Statement	1-7
		1.6.2	Assumptions and Parameters	1-7
		1.6.3	Methodology	1-8
	1.7	2013 Mineral Reserve Estimate		1-8
		1.7.1	Mineral Reserve Statement	1-8
		1.7.2	Mineral Reserve Parameters	1-9
		1.7.3	Definitions and Classifications	1-9
	1.8	Development and Operations		1-10
	1.9	Conclusions and Recommendations		1-13
		1.9.1	Conclusions	1-13
		1.9.2	Recommendations	1-14
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-2
	2.3	Effective Dates		2-2
	2.4	Units and Currencies		2-2
	2.5	Information Sources and References		2-4
	2.6	Previous Technical Reports		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Mineral Tenure and Property Agreements		4-3
	4.3	Licenses, Permits and Environment		4-6
	4.4	Environment		4-6
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1.	Accessibility		5-1
	5.2	Climate		5-1

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography		5-3
	5.5	Sufficiency of Surface Rights		5-3
	5.6	Comments on Section 5		5-4
6.0	HISTORY			6-1
	6.1	Guanajuato Mining District		6-2
	6.2	Bolañitos Mine		6-4
		6.2.1	Endeavour Silver Exploration Programs	6-5
	6.3	Historical Production		6-6
	6.4	Resource and Reserve Estimates Prior To December, 2013		6-8
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
		7.1.1	Stratigraphy	7-1
		7.1.2	Structure	7-6
	7.2	Project Geology		7-8
	7.3	Mineralization		7-12
		7.3.1	Veta Madre	7-12
		7.3.2	La Luz Vein System	7-13
		7.3.3	Mineralogical Studies	7-16
		7.3.4	Fluid Inclusion Studies	7-17
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	2013 Surface Exploration and Drilling		9-1
	9.2	2013 Exploration Activities		9-2
		9.2.1	2013 Mine Exploration	9-2
		9.2.2	2013 Surface Exploration and Drilling	9-3
		9.2.3	Other Surface Exploration Activities	9-3
10.0	DRILLING			10-1
	10.1	GENERAL DISCUSSION		10-1
		10.1.1	Underground Drilling Procedures	10-1
		10.1.2	Underground Core Logging Procedures	10-1
		10.1.3	Surface Drilling Procedures	10-1
		10.1.4	Surface Core Logging Procedures	10-3
	10.2	2013 Surface and Underground Drilling Program and Results		10-4
		10.2.1	2013 Underground Program	10-4
		10.2.2	Lana Vein	10-5
		10.2.3	Daniela Vein:	10-7
		10.2.4	Bolañitos Vein:	10-9
		10.2.5	2013 Surface Drilling Program	10-10
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1
		11.1.1	Underground Samples	11-1
		11.1.2	Surface Exploration Samples	11-4

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

	11.2	Quality Control / Quality Assurance (QA/QC) Program		11-6
		11.2.1	Underground Production	11-6
		11.2.2	Underground Exploration	11-31
		11.2.3	Surface Exploration	11-42
	11.3	Density Determinations		11-54
	11.4	Comments on Section 11		11-54
		11.4.1	Adequacy of Mine Sampling Procedures	11-54
		11.4.2	Adequacy of Surface Exploration Sampling Procedures	11-55
		11.4.3	Adequacy of Underground Exploration Sampling Procedures	11-55
		11.4.4	QA/QC Conclusions and Recommendations	11-55
12.0	DATA VERIFICATION			12-1
	12.1	State of Geological /Mineralization Knowledge		12-1
	12.2	Review of Exploration Practices		12-1
		12.2.1	Core Storage Facilities	12-2
	12.3	On-site Laboratory Inspection		12-4
	12.4	Monitoring Reports and Control Charts for QA/QC Samples		12-8
	12.5	Review of the Database		12-9
	12.6	Comments on Section 12		12-9
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Mineralogical analysis		13-1
	13.2	Gravity concentration		13-1
	13.3	Concentrate sale vs. cyanide leaching		13-1
	13.4	Nomogram test		13-2
	13.5	Comments on Section 13		13-3
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Terms of Reference		14-1
		14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS	14-2
	14.2	December 31, 2013 Resource Estimates		14-4
	14.3	Previous Estimates		14-4
	14.4	Database		14-4
	14.5	Sample Capping		14-5
	14.6	Bulk Density Determinations		14-6
	14.7	Assumptions and Key Parameters		14-7
	14.8	Methodology		14-8
		14.8.1	14.8.1 Block Modelling	14-8
		14.8.2	14.8.2 Variography	14-9
	14.9	Classification		14-10
	14.10	Block Model Validation		14-11
		14.10.1	Global Comparison	14-11
		14.10.2	Visual Comparison	14-12
		14.10.3	Swath Plots	14-14
		14.10.4	2D Polygonal Resource Estimates	14-17
	14.11	Assessment of Reasonable Prospects for Economic Extraction		14-20
	14.12	Mineral Resource Statement		14-21

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

	14.13	Note on Rounding		14-24
	14.14	Factors That May Affect the Mineral Resource Estimate		14-24
	14.15	Comments on Section 14		14-25
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Terms of Reference		15-1
		15.1.1	CIM Mineral Reserve Definitions and Classifications	15-1
		15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves.	15-3
	15.2	Dilution and Recovery		15-3
	15.3	Cut-off Grade		15-4
	15.4	Reconciliation of Mineral Reserves to Production		15-5
	15.5	Reserve Classification		15-7
	15.6	Mineral Reserve Statement		15-8
	15.7	Factors That May Affect the Mineral Reserve Estimate		15-9
16.0	MINING METHODS			16-1
	16.1	Mining Operations		16-1
	16.2	Ground Conditions		16-2
	16.3	Mining Method		16-2
	16.4	Production Areas		16-2
17.0	RECOVERY METHODS			17-1
	17.1	Production		17-1
	17.2	Bolañitos Plant		17-1
18.0	PROJECT INFRASTRUCTURE			18-1
		18.1.1	Mine Pumping	18-1
		18.1.2	Mine Ventilation	18-1
		18.1.3	Mine Electrical	18-2
19.0	MARKET STUDIES AND CONTRACTS			19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Social and Community Impact		20-2
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-1
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Introduction		22-1
	22.2	2014 Production Forecast		22-1
	22.3	Future Production Potential		22-1
23.0	ADJACENT PROPERTIES			23-1
	23.1	Introduction		23-1
	23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District		23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1

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UNIDAD BOLANITOS
GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

	25.1	Interpretation		25-1
		25.1.1	December 31, 2013 Mineral Resource Estimate	25-1
		25.1.2	December 31, 2013 Mineral Reserve Estimate	25-2
	25.2	Conclusions		25-2
26.0	RECOMMENDATIONS			26-1
	26.1	Budget for Further Work		26-1
		26.1.1	Surface Exploration Program	26-1
		26.1.2	Underground Exploration Program	26-2
		26.1.3	Comments on Further Work	26-2
	26.2	Geology, Block Modeling, and Mineral Resources		26-2
	26.3	Further Recommendations		26-2
27.0	REFERENCES			27-1
28.0	CERTIFICATES			28-1

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UNIDAD BOLANITOS
GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

T A B L E S

Table 1-1 Mineral Resource Estimate, Effective Date December 31, 2013, Michael Munroe, SME Registered Member	1-7
Table 1-2 Mineral Reserve Estimate, Effective Date December 31, 2013,	1-8
Table 1-3 Summary of 2013 Production by Area for the Bolañitos Project	1-10
Table 2-1 List of the Abbreviations	2-3
Table 4-1 Summary of the Endeavour Silver's Royalties	4-4
Table 4-2 Summary of the Mineral Concessions Owned by Endeavour Silver	4-4
Table 4-3 Summary of Endeavour Silver Surface Access Rights	4-5
Table 6-1 Summary of Endeavour Silver Exploration Drilling Activities (as at December 2012)	6-6
Table 6-2 Production Statistics for the Bolañitos Mine	6-7
Table 9-1 Summary of the 2013 Expenditures for Bolañitos Surface Exploration Program	9-1
Table 9-2 2013 Underground Drilling	9-2
Table 9-3 Bolañitos Project Surface Exploration Drilling Activities in 2013	9-3
Table 9-4 Significant Assays for the Rock Sampling collected in the San Antonio de los Tiros Area	9-6
Table 9-5 Significant Assays for the Rock Sampling collected in the La Paz Area	9-6
Table 9-6 Significant Assays for the Rock Sampling in the Ericka Area	9-12
Table 9-7 Significant Assays for the Rock Sampling in the Belen Area	9-13
Table 9-8 Significant Assays for the Rock Sampling in the Ana Area	9-13
Table 10-1 2013 Underground Drilling	10-4
Table 10-2 2013 Lana Vein Results	10-6
Table 10-3 2013 Daniela Vein Results	10-8
Table 10-4 2013 Bolañitos Vein Results	10-9
Table 10-5 2013 Summary of the Belen Surface Diamond Drilling	10- 11
Table 10-6 Surface Drill Hole Assay Summary for Intercepts of the Belen area	10- 13
Table 10-7 2013 Summary of La Luz Surface Diamond Drilling for Plateros vein	10- 15
Table 10-8 2013 Summary of La Luz Surface Diamond Drilling for La Luz vein	10- 16
Table 10-9 Surface Drill Hole Assay Summary for Intercepts of the Plateros vein area	10- 19
Table 10-10 Surface Drill Hole Assay Summary for Intercepts of the La Luz vein area	10- 19
Table 11-1 Summary of Analysis Procedures	11-5
Table 11-2 QA/QC data collected	11-6
Table 11-3 Summary of the Standard Reference Material Samples used by mine geology during 2013.	11- 14
Table 11-4 Basis for Interpreting Standard Sample Assays	11- 15
Table 11-5 Laboratory Performance for Standard ME-5	11- 15
Table 11-6 Laboratory Performance for Standard ME-18	11- 17
Table 11-7 Laboratory Performance for Standard OXQ-75	11- 19
Table 11-8 Laboratory Performance for Standard SP-49	11- 20
Table 11-9 Laboratory Performance for Standard ME-17	11- 22
Table 11-10 Laboratory Performance for Standard ME-1101	11- 23
Table 11-11 Laboratory Performance for Standard SQ-47	11- 25
Table 11-12 Laboratory Performance on Standard ME-19	11- 26
Table 11-13 Laboratory Performance on Standard FCM-6	11- 28
Table 11-14 Laboratory Performance on Standard ME-1206	11- 29

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 11-15 Summary of the Control Samples Used in the 2013 Underground Drilling Program	11- 31
Table 11-16 Summary of the Standard Reference Material Samples used during the Underground Diamond Drilling Program	11- 34
Table 11-17 Basis for Interpreting Standard Sample Assays	11- 35
Table 11-18 Laboratory Performance for Standard EDB-100	11- 35
Table 11-19 Laboratory Performance on Standard EDB-101	11- 37
Table 11-20 Laboratory Performance on Standard CDN-FCM-6	11- 39
Table 11-21 Laboratory Performance on Standard ME-1206	11- 40
Table 11-22 Summary of Control Samples Used for the 2013 Surface Exploration Program	11- 42
Table 11-23 Reference Standards Used for Endeavour Silver's Surface Drilling Programs	11- 47
Table 11-24 Table Showing Basis for Interpreting Standard Samples	11- 48
Table 14-1 Summary of Sample Capping Thresholds for the Veins at Guanajuato	14-6
Table 14-2 Bulk Density Summary (tonnes/m3)	14-7
Table 14-3 Bulk Densities used in the Resource Calculations	14-7
Table 14-4 Search Ellipsoid Parameters for the Guanajuato Resource Models	14-8
Table 14-5 Bolañitos Model Variogram Parameters for Silver	14-9
Table 14-6 Bolañitos Model Variogram Parameters for Gold	14- 10
Table 14-7 Global Resource by Estimation Method	14- 11
Table 14-8 Mineral Resource Estimate, Bolañitos Project[1], Effective Date December 31, 2013, Michael Munroe, SME Registered	14- 22
Table 14-9 Inferred Mineral Resource Estimate, Bolañitos Project[2], Effective Date December 31, 2013, Michael Munroe, SME Registered Member	14- 23
Table 15-1 Mining Cost per Tonne Milled Bolañitos Property, 2014 Budget	15-4
Table 15-2 Mineral Reserve Breakeven Cut-off Inputs for the Bolañitos Property	15-4
Table 15-3 Reconciliation of 2012 LOM to 2013 geology estimates and plant head grade.	15-5
Table 15-4 Reconciliation F scores for LOM to 2013 geology estimates and plant head grade.	15-6
Table 15-5 Proven and Probable Mineral Reserves, Effective Date December 31, 2013, Michael Munroe, SME Registered Member	15-8
Table 16-1 Summary of Mine Production from January to December, 2013	16-2
Table 16-2 Summary of 2013 Budget versus Actual Production for the Bolañitos Project	16-3
Table 18-1 Summary of the 2013 Electric Installations at the Bolañitos Project	18-2
Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2013 (prices expressed in US$/oz)	19-1
Table 20-1 Summary of Environmental and Mining Permits for the Bolañitos Project	20-1
Table 21-1 Proposed 2013 and Proposed 2014 Capital Costs for the Bolañitos Project	21-1
Table 21-2 Actual 2013 and Estimated 2014 Operating Cost Estimates for the Bolañitos Project	21-2
Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2013 Michael Munroe, SME Registered Member	25-2
Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2013 Michael Munroe, SME Registered Member	25-2
Table 26-1 2014 Bolañitos Exploration Priority Targets	26-1

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UNIDAD BOLANITOS
GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

F I G U R E S

Figure 4-1 Bolañitos Mine Location Map	4-2
Figure 4-2 Bolañitos Mine Claim Map	4-3
Figure 5-1 View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato	5-3
Figure 7-1 Regional Geology of the Guanajuato Mining District	7-2
Figure 7-2 Stratigraphic Column for the Guanajuato Mining District (From the Geological - Mining Monograph for Guanajuato State, COREMI)	7-3
Figure 7-3 Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato	7-9
Figure 7-4 Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins	7-10
Figure 7-5 Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	7-11
Figure 7-6 Lucero Vein in the Bolañitos Mine	7-15
Figure 7-7 Schematic Cross Section showing all known veins in the La Luz Sub-District	7-16
Figure 7-8 Photomicrograph showing quartz under crossed polars (A) and under plain transmitted light (B). Part of a fluid inclusion assemblage consisting of only vapor-rich inclusions, indicative of “flashing” or intense boiling of the hydrothermal fluid (C)	7-18
Figure 7-9 Schematic cross section of the different veins in the La Luz area with fluid inclusions, silica, calcite and mineral textures shown as a function of depth. (CT) Colloform silica texture, (PT) Plumose silica texture, (JT) Jigsaw silica texture, (BC) Bladed calcite replaced by quartz, (Adu) Adularia, (S/I) Sericite/illite.	7-19
Figure 7-10 Photomicrographs of silica (quartz) textures indicative of boiling observed in samples from Cebada. Jigsaw texture quartz observed in plane polarized light (A) and under crossed polars (B). Colloform texture silica observed in plane polarized light (C) and under crossed polars (D). Plumose texture quartz in plane polarized light (E) and under crossed polars (F). Lattice bladed calcite in plane polarized light (G) and under crossed polars (H). Rhombic adularia in plane polarized light (I) and under crossed polars (J).	7-20
Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	8-2
Figure 9-1 Surface Map showing Exploration Targets	9-4
Figure 9-2 Surface Geological Map of the San Antonio de los Tiros area	9-7
Figures 9-3 & 9-4 Contoured Au (ppm) & Ag (ppm) Results for Soil Samples Collected in the La Paz Area	9-8
Figures 9-5 & 9-6 Contoured As (ppm) & Hg (ppm) Results for Soil Samples Collected in the La Paz Area	9-8
Figures 9-7 & 9-8 Contoured Pb (ppm) & Sb (ppm) Results for Soil Samples Collected in the La Paz Area	9-9
Figure 9-9 Contoured Zn (ppm) Results for Soil Samples Collected in the La Paz Area	9-9
Figure 9-10 Surface Geological Map of the La Paz Area	9-10
Figure 9-11 Surface Map showing the location of trenches completed on the Plateros, Fatima and Isabel veins.	9-11
Figure 9-12 Surface Map showing location of Trenches completed on the Ericka Vein	9-14
Figure 9-13 Surface Map of the Bolañitos South area.	9-15

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UNIDAD BOLANITOS
GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

Figure 10-1 Century's Configuration for Drill Hole Data Collection for the Bolañitos Project	10-3
Figure 10-2 Plan view showing the location of the 2013 underground drilling.	10-5
Figure 10-3 Lana vein drill hole LAU13-20, 1.10 m @ 5.79 Au gpt y 437 Ag gpt.	10-7
Figure 10-4 Veta Bolañitos. Drillhole BU13-04, 1.80 m @ 0.42 Au gpt y 152 Ag gpt.	10-9
Figure 10-5 Surface Map showing completed drill holes in 2011 & 2012 (gray) and 2013 (black) on the Belen Area	10- 12
Figure 10-6 Longitudinal Section (Looking NE) showing intersection points on Belen Vein	10- 14
Figure 10-7 Longitudinal Section (Looking NE) showing intersection points on Ericka Vein	10- 14
Figures 10- 8 & 10- 9 Cross Sections through Hole BL20- 1 drilled to test the Belen vein and section EK10-1 & EK10-2 drilled to test the Ericka vein in the Belen area	10- 15
Figure 10-10 Surface Map showing completed drill holes in the La Luz Area.	10- 17
Figure 10-11 Longitudinal Section (Looking NE) showing intersection points on Plateros Vein	10- 21
Figure 10-12 Longitudinal Section (Looking East) showing intersection points on La Luz Vein	10- 21
Figures 10- 13 & 10-14 Cross Sections through Holes PL04-1 & PL04-2 and PL05-1, PL05-2 & PL05- 3 drilled to test the Plateros vein in the La Luz area	10- 22
Figures 10- 15 & 10-16 Cross Sections through Holes LZ18-1 & LZ18-2 and LZ22-1 & LZ22-2 drilled to test the La Luz vein in the La Luz area	10- 23
Figure 11-1 Longhole drilling in the Rebaje 2224 Veta Karina	11-2
Figure 11-2 Performance of Pulp Duplicate - Silver	11-8
Figure 11-3 Performance of Pulp Duplicate - Gold	11-9
Figure 11-4 Performance of Reject Duplicate - Silver	11-9
Figure 11-5 Performance of Reject Duplicate - Gold	11- 10
Figure 11-6 Performance of Mine Duplicate - Silver	11- 10
Figure 11-7 Performance of Mine Duplicate - Gold	11- 11
Figure 11-8 Performance of the Blank pgainst Preceding Silver Assay	11- 13
Figure 11-9 Performance of the Blank against preceding Gold Assay	11- 13
Figure 11-10 Control Chart for Gold Assays from Standard Reference Sample ME-5	11- 16
Figure 11-11 Control Chart for Silver Assays from Standard Reference Sample ME-5	11- 16
Figure 11-12 Control Chart for Gold Assays from Standard Reference Sample ME-18	11- 17
Figure 11-13 Control Chart for Silver Assays from Standard Reference Sample ME-18	11- 18
Figure 11-14 Control Chart for Gold Assays from Standard Reference Sample OXQ-75	11- 19
Figure 11-15 Control Chart for Silver Assays from Standard Reference Sample OXQ-75	11- 20
Figure 11-16 Control Chart for Gold Assays from Standard Reference Sample SQ-49	11- 21
Figure 11-17 Control Chart for Silver Assays from Standard Reference Sample SQ-49	11- 21
Figure 11-18 Control Chart for Gold Assays from Standard Reference Sample ME-17	11- 23
Figure 11-19 Control Chart for Silver Assays from Standard Reference Sample ME-17	11- 23
Figure 11-20 Control Chart for Gold Assays from Standard Reference Sample ME-1101	11- 24
Figure 11-21 Control Chart for Silver Assays from Standard Reference Sample ME-1101	11- 24
Figure 11-22 Control Chart for Gold Assays from Standard Reference Sample SQ-47	11- 25
Figure 11-23 Control Chart for Silver Assays from Standard Reference Sample SQ-47	11- 26
Figure 11-24 Control Chart for Gold Assays from Standard Reference Sample ME-19	11- 27
Figure 11-25 Control Chart for Silver Assays from Standard Reference Sample ME-19	11- 27
Figure 11-26 Control Chart for Gold Assays from Standard Reference Sample FCM-6	11- 28
Figure 11-27 Control Chart for SilverAssays from Standard Reference Sample FCM-6	11- 29
Figure 11-28 Control Chart for Gold Assays from Standard Reference Sample ME-1206	11- 30
Figure 11-29 Control Chart for Silver Assays from Standard Reference Sample ME-1206	11- 30

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

Figure 11-30 Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream	11- 33
Figure 11-31 Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream	11- 33
Figure 11-32 Control Chart for Gold Assays from Standard Reference Sample EDB-100	11- 36
Figure 11-33 Control Chart for Silver Assays from Standard Reference Sample EDB-100	11-36
Figure 11-34 Control Chart for Gold Assays from Standard Reference Sample EDB-101	11- 38
Figure 11-35 Control Chart for Silver Assays from Standard Reference Sample EDB-101	11- 38
Figure 11-36 Control Chart for Gold Assays from Standard Reference Sample CDN-FCM-6	11- 39
Figure 11-37 Control Chart for SilverAssays from Standard Reference Sample CDN-FCM-6	11- 40
Figure 11-38 Control Chart for Gold Assays from Standard Reference Sample STD ME-1206	11- 41
Figure 11-39 Control Chart for Silver Assays from Standard Reference Sample STD ME-1206	11- 41
Figure 11-40 Flow Sheet for Core Sampling, Sample Preparation and Analysis	11- 43
Figure 11-41 Control Chart for Gold Assays from Blank Samples	11- 44
Figure 11-42 Control Chart for Silver Assays from Blank Samples	11- 44
Figure 11-43 Scatter Plot for Duplicate Samples for Gold	11- 46
Figure 11-44 Scatter Plot for Duplicate Samples for Silver	11- 46
Figure 11-45 Control Chart for Gold Assays from the Standard Reference Sample EDR-27	11- 49
Figure 11-46 Control Chart for Silver Assays from the Standard Reference Sample EDR-27	11- 49
Figure 11-47 Control Chart for Gold Assays from the Standard Reference Sample EDR-30	11- 50
Figure 11-48 Control Chart for Silver Assays from the Standard Reference Sample EDR-30	11- 50
Figure 11-49 Control Chart for Gold Assays from the Standard Reference Sample Edr-33	11- 51
Figure 11-50 Control Chart for Silver Assays from the Standard Reference Sample EDR-33	11- 51
Figure 11-51 Scatter Diagram of the Gold Check Samples	11- 53
Figure 11-52 Scatter Diagram of the Silver Check Samples	11- 53
Figure 12-1 Drill Rig Site La Luz Vein Area	12-2
Figure 12-2 Guanajuato Core Shed Facility located at the Cebada Mine	12-3
Figure 12-3 Core storage facility located at the Bolañitos Mine site.	12-4
Figure 12-4 Prepping samples for drying	12-6
Figure 12-5 PerkinElmer 900F AA Machine	12-6
Figure 12-6 Assay Furnace Room	12-7
Figure 12-7 Sample preparation procedures are posted at various location throughout the lab.	12-7
Figure 12-8 Procedures are posted on individual pieces of equipment. (see right hand side of machine)	12-8
Figure 12-9 Bolañitos Assay Lab. Front View	12-8
Figure 13-1 Experimental results for the coefficients of Gy’s equation which describes the variation of the grade.	13-2
Figure 13-2 Nomograms for silver and gold grades	13-3
Figure 14-1 Daniela Vein, Cross Section through block model and composite data for silver.	14- 13
Figure 14-2 Daniela Vein, Cross Section through block model and composite data for gold.	14- 13
Figure 14-3 Easting swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14- 14
Figure 14-4 Northing swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14- 15

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NI 43-101 TECHNICAL REPORT

Figure 14-5 Elevation swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein	14- 15
Figure 14-6 Easting swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14- 16
Figure 14-7 Northing swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14- 16
Figure 14-8 Elevation swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein	14- 16
Figure 14-9 Longitudinal Section showing the Resources for the Refugio Vein	14- 18
Figure 14-10 Longitudinal Section showing the Resources for the Plateros Vein	14- 18
Figure 14-11 Longitudinal Section showing the Resources for the Belen Vein	14- 19
Figure 14-12 Longitudinal Section showing the Resources for the Hanging Wall Belen Vein	14- 19
Figure 14-13 Longitudinal Section showing the Resources for the La Joya Vein	14- 20
Figure 14-14 Longitudinal Section showing the Resources for the Hanging Wall La Joya Vein	14- 20
Figure 15-1 Karina Vein resource and reserve section showing Proven reserves in red, Probable reserves in green. Brown areas mined-out, Pillars are shown in blue	15-7
Figure 16-1 View Looking Northwest along the Trend of the Vein Madre	16-1
Figure 17-1 General view of the Bolañitos processing plant	17-2
Figure 17-2 Simplified process flowsheet of the Bolañitos processing plant	17-3
Figure 17-3 View of the primary crusher circuit (left); Crushed ore bins (right).	17-4
Figure 17-4 Vibration screen, single 6’x16’deck, installed in 2012 (left); The fine crushing circuit (right).	17-4
Figure 17-5 Original ball mill #1, size 9'6" x 14' (left), Ball mill #2, size 11' x 18'7", 1000 HP motor, and fine ore bin on the back, both installed in 2011 (right).	17-5
Figure 17-6 The 1st cleaner cells (left); The new flocculent mixing system (right). All installed in 2012.	17-6
Figure 17-7 The new filter press with 17 plates of size 1000 mm x1000 mm (left);Concentrate storage area and loading into a truck for shipment (right).	17-6
Figure 23-1 Major land positions held in the Guanajuato mining district	23-3

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1.0	SUMMARY

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the Bolañitos Mines Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43- 101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted nine consecutive years of growth of its silver mining operations. In addition to the Bolañitos Mines property, EDR owns and operates the El Cubo Mine, also located in Guanajuato, and the Guanaceví Mine located in the northwestern Durango state, Mexico.

This report follows the format and guidelines of Form 43- 101F1, Technical Report for National Instrument 43- 101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30,201 1.

This report has an effective date of December 31, 2013. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term Bolañitos Property, in this report, refers to the entire area covered by the mineral license, while the term Bolañitos Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

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1.1	Location and Property Description

The Bolañitos Mine property is located in the state of Guanajuato about 280 km northwest of Mexico City. It consists of four operating mines in two areas. Cebada mine is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, the Lucero mine which is about one km to the southeast of Bolañitos and the Asuncion mine, located 0.5 km west of Bolañitos. Year-round access to all of the mines is readily available over a network of paved and gravel roads. Endeavour Silver also owns the inactive Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008.

The region is mountainous with a mild climate and sporadic, often violent thunderstorms in the summer months. These storms are the source of most of the precipitation for the area. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Winter temperatures are generally between 15 and 25°C and can drop below freezing overnight.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides. The area is mainly devoid of trees, although, trees are found near springs and streams.

Water for the operations is supplied from dewatering of the mines and the Bolañitos process plant is set up to recycle all water back into the process.

Power to the Bolañitos Mines project is available from the regional grid (Comisión Federal de Electricidad).

Telephone and internet communications are integrated into the national land- based telephone system and provides reliable service .

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

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1.2	Ownership

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

The Guanajuato Mines project consists of 22 properties which are not all contiguous and vary in size for a total of 2,500 hectares (ha). The project includes four operating silver (gold) mines (Bolañitos, Lucero, Asunción and Cebada), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

The annual 2014 concessions tax for the Bolañitos Project is estimated to be approximately $708,872 Mexican pesos (pesos), which is equal to about US $54,530 at an Exchange rate of $13.00 pesos to US $1.00.

All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide surface access for exploration and exploitation purposes.

1.3	History

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzman in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810, when the War of Independence started.

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During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years.

However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the "mother vein (Veta Madre) has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds".

1.4	Geology and Mineralization

1.4.1	Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north- northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10" to 20° to the north- northeast.

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The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus.

The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et a1 (1994) proposed a caldera structure for the Guanajuato mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap- door type. The presence of a peripheral three- quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

1.4.2	Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district, there are three major mineralized fault systems, the La Luz, Sierra and Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

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Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or "spikes") distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper -levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35" to 55' to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano- sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

1.5	Exploration

1.5.1	Underground Drilling

During 2013, Endeavour Silver completed 6,728 m of drilling in 47 underground diamond drill holes at the Bolañitos Project. A total of 2,638 samples were collected and submitted for assays.

1.5.2	Surface Drilling

During 2013, Endeavour Silver completed 15,337 m of drilling in 51 surface diamond drill holes at the Bolañitos Project. A total of 4,379 samples were collected and submitted for assays.

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1.5.3	Other Activities

Endeavour Silver also conducted geological mapping, trenching, soil geochemical and sampling programs in La Luz (San Antonio de los Tiros, La Paz and Plateros), Belen (Ericka and Ana) and Bolañitos South (San Cayetano and Emma) areas. A total of 1,233 samples were collected and submitted for assays.

1.5.4	2014 Exploration Program

In 2014, Endeavour Silver plans to continue with the follow-up surface exploration programs in the La Luz sub- district, including La Luz, Deep Daniela and Bolañitos South areas. The primary long- term goal of these programs is to expand reserves and resources in the Bolañitos Project for future growth.

1.6	2013 Mineral Resource Estimate

1.6.1	Mineral Resource Statement

The mineral resources for the Bolañitos Project as of December 31, 2013 are summarized in Table 1-1. Resources are exclusive of mineral reserves.

Table 1-1
Mineral Resource Estimate, Effective Date December 31, 2013,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	75,900	132	1.39	322,800	3,400	526,800
Indicated	1,191,800	111	1.95	4,263,300	74,700	8,745,300
Total Measured and Indicated	1,267,700	112	1.92	4,586,100	78,100	9,272,100

Total Inferred	2,145,150	140	1.62	9,642,200	111,720	16,345,400

1.6.2	Assumptions and Parameters

Resources are diluted to a minimum mining width of 2.0m. Assumed metal prices are $1420 per ounce for gold and $24.20 per ounce for silver. Resource blocks above a cut-off of 100 g/t silver equivalent are considered for inclusion in resources. Silver equivalent is calculated with a factor of 60:1 gold:silver.

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1.6.3	Methodology

Resources for the Daniela, Fernanda, Karina, La Luz and Lana veins were estimated using 3D modelling and ordinary kriging as the interpolator. The database comprised underground chip channel samples and diamond drill holes.

Resources for the La Luz-Refugio, La Joya, Plateros and La Luz-San Bernabe veins were estimated using a 2D polygonal method and is based on the use of a longitudinal section to estimate the mineral resources and reserves.

Resources for the exploration areas (Fw Lana, Belen, Golondrinas, San Francisco) have been carried forward from the December 15, 2012, estimates, as there has been no change since that time.

1.7	2013 Mineral Reserve Estimate

1.7.1	Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of December 31, 2013 are summarized in Table 1-2.

Table 1-2
Mineral Reserve Estimate, Effective Date December 31, 2013,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	380,530	156	2.50	1,910,300	30,520	3,740,300
Probable	98,300	134	2.17	424,200	6,800	832,200
Total Proven and Probable	478,830	151	2.43	2,334,500	37,320	4,572,500

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1.7.2	Mineral Reserve Parameters

The parameters used to convert mineral resources to mineral reserves at the Bolañitos project are as follow:

•	Cut-off grade - 155 g/t AgEq.
•	Dilution – 15% on Cut and fill, 25% on long hole.
•	Minimum width – 2.0m.
•	Silver equivalent - 60:1 for silver to gold
•	Gold price - US $1,320 per oz
•	Silver price - US $22 per oz.
•	Mining Recovery – 95%
•	Gold recovery (overall) – 86.2%.
•	Silver recovery (overall) – 84.9%.

1.7.3	Definitions and Classifications

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated Section 15.1.2, above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

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1.8	Development and Operations

The Bolañitos Project consists of both current and former producing mines, as well as a number exploration targets. Bolañitos is an operating Project which has continued to improve its operational parameters and production output under Endeavour Silver's direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed on the Project by the various government agencies.

As of December 31, 2013, the Bolañitos Project had a roster totalling 407 employees. The mine's operating schedule consists of three 8- hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified longhole method has taken place. Conventional cut and fill jackleg drilling has been replaced with longhole drilling machines. The holes are typically 10- 12m in length but vary from 6 to 16m depending on the stope.

Table 1-3 summarizes the production from the different mining areas for 2013.

Table 1-3
Summary of 2013 Production by Area for the Bolañitos Project

Mine	Description	Average
	Month
Cebada	Silver (g/t)	128
	Gold (g/t)	0.6
	Silver (oz)	16,201
	Gold (oz)	76
	Tonnes	3,704
Bolañitos	Silver (g/t)	120
	Gold (g/t)	1.41
	Silver (oz)	14,079

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	Gold (oz)	162
	Tonnes	2,884
Lucero Ramp	Silver (g/t)	150
	Gold (g/t)	2.09
	Silver (oz)	266,660
	Gold (oz)	3,735
	Tonnes	54,253
Asuncion	Silver (g/t)	99
	Gold (g/t)	2.51
	Silver (oz)	12,767
	Gold (oz)	310
	Tonnes	3,679

In 2013, the Bolañitos mine produced 710,708t of ore grading 149 g/t silver and 2.63 g/t gold from which 2,881,816 oz silver and 51,652 oz gold were recovered. Silver and gold recoveries averaged 84.6% and 86.0%, respectively.

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.

Run-of-mine ore is hauled by 20 t dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity.

From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher.

The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

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The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins.

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit.

Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t.

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders.

For 2014, Endeavour Silver is forecasting to produce 2.20 million ounces of silver and 36,279 ounces of gold from the Bolañitos Project. Plant throughput for 2013 is forecast at 545,600 t at an estimated average grade of 147 g/t silver and 2.35 g/t gold. Recoveries are forecast to average 85.0% and 88.0% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2014, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

The mine life, based on proven and probable reserves as of December 31, 2013, is less than three years at a projected production level of 1,600 t/d or 46,000 t/m for the first half of 2014 falling to 1,300 t/d or 38,000 t/m for the latter half of 2014.

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Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and the President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Property.

1.9	Conclusions and Recommendations

1.9.1	Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

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The QP considers that the mineral concessions in the Bolañitos mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially on the La Luz structure currently being explored.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains optimistic.

1.9.2	Recommendations

Exploration in the Bolañitos District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent.

For 2014, the Regional Exploration will be focused on the evaluation of the Central part of the La Luz system, the roots of the Daniela vein and also the La Joya South and Siglo XX systems.

Detailed mapping and sampling activities will be conducted on the Bolañitos South area (Margarita, San Antonio, Lourdes and La Cuesta).

The QP has reviewed the proposal for further exploration on the Bolañitos Mines Property and recommends that that the programs be carried out as planned.

The QP also recommends the following:

	1.	Endeavour continues to define and enhance the geologic models used for resource modeling.

	2.	That modelling parameters and procedures be regularly reviewed to develop better estimation plans.

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3.

That Endeavour continues to develop an effective reconciliation plan for the Bolañitos Mines Project. Stope- by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long- term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

4.

That mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations especially as new veins are discovered and subsequently developed.

5.	Endeavour looks for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

6.	The continued use of SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

7.	Geology send check assays to an independent lab for analysis.

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2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the many veins at Bolañitos principally the Daniela, Fernanda, Karina, Lana and the La Luz Norte vein also referred to as Asuncion. These veins are part of the Bolañitos Unit of Endeavour Silver Corp. located near the City of Guanajuato, Guanajuato State, Mexico.

This report forms an update to the report titled “NI 43- 101 Technical Report Resource and Reserve Estimates for the Bolañitos Mine Project Guanajuato State Mexico” dated March 28 2013. This report was prepared by Micon International Limited in Toronto, Ontario, Canada.

2.1	Terms of Reference

This Technical Report has been prepared by Endeavour Silver Corp. (EDR) in accordance with the disclosure requirements of Canadian National Instrument 43- 101 (NI 43- 101) to disclose recent information about the Bolañitos Mines Project. This information has resulted from additional underground development, sampling, exploration drilling, and includes updated Mineral Resource and Reserve estimates.

Endeavour Silver Corp. is a Canadian based mining and exploration company active in Mexico. Endeavour is based in Vancouver, British Columbia with management offices in Leon, Mexico and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company operates three units consisting of several independent mines, the Guanaceví Unit in northwest Durango State, The Bolañitos Unit and the Del Cubo Unit both located in Guanajuato State near the city of Guanajuato.

Total 2013 metal production from Endeavour Silver Corp’s operations was 6,813,069 oz Ag, 75,578 oz Au, from 1,537,984t of ore equating to 11,347,749 oz AgEq at a consolidated cash cost of US $7.87/oz Ag.

Endeavour Silver Corp. has been a “producing issuer” since 2004. Pursuant to section 5.3.2 of National Instrument (NI 43-101), Endeavour Silver Corp., as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company is not required to commission an independent Qualified Person to write the technical report.

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The mines located at Endeavour’s Bolañitos Unit are the subject of this technical report. The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of December 31, 2013 as well as to detail production at the mine during 2013.

2.2	Qualified Persons

The Qualified Person (QP), as defined in NI 43– 101 and in compliance with Form 43–101F1 Technical Report, responsible for the preparation of the Report is Mr. Michael J. Munroe, Registered Member, Society of Mining Engineers #4151306RM.

Mr. Munroe made regular visits to the Bolañitos Mines Property during 2013.

Mr. Munroe acted as project manager during preparation of this report, and is responsible for report Sections 1 through 28.

Endeavour Silver staff provided input to the report, under the supervision of Mr. Munroe.

2.3	Effective Dates

The Mineral Resources have an effective date of 31 December, 2013.

The Mineral Reserves have an effective date of 31 December, 2013.

Drill data and information on the mining operation is current to 31 December, 2013.

There were no material changes to the data, models or technical information on the Bolañitos Unit project between the effective date and the signature date of the Report.

2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

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The exchange rate as of the Report effective date of December 31, 2013 was approximately US$1.00 equal to MXP13.10.

Table 2-1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Mexican Peso	mxp
atomic absorption	AA	Milligram(s)	mg
BSI Inspectorate	BSI	Millimetre(s)	mm
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million metric tonnes per year	Mt/y
Canadian National Instrument 43-101	NI 43-101	Million ounces	Moz
Carbon-in -leach	CIL	Million tonnes	Mt
Centimetre(s)	cm	Million years	Ma
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Copper	Cu	Minas de la Luz S.A. de C.V.	Minas de la Luz
Cubic feet per minute	cfm	Net present value	NPV
Day	d	Net smelter return	NSR
Degree(s)	o	North American Datum	NAD
Degrees Celsius	oC	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)	oz
Dirección General de Minas	DGM	Ounces per year	oz/y

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Dollar(s), Canadian and US	$, CDN $ and US $	Parts per billion	ppb
Endeavour Silver Corp	Endeavour Silver	Parts per million (= g/t)	ppm
Endeavour Silver Gold S.A de C.V.	Endeavour Silver Gold	Percent(age)%
Feet = 0.3048 metre	ft or (')	Potassium-Argon (referring to age date technique)	K-Ar
Global Positioning System	GPS	Pounds per square inch	psi
Gold	Au	Qualified Person	QP
Gram (1g = 0.001 kg)	g	Quality Assurance/Quality Control	QA/QC
Grams per metric tonne	g/t	Robust relative standard deviation	RSD
Greater than	>	Rock Quality Designation	RQD
Grupo Peñoles	Peñoles	Second	s
Hectare(s)	ha	Silver	Ag
Horsepower	hp	Specific gravity	SG
Inches, 2.42 cm	in or (")	SRK Consulting Limited	SRK
Internal rate of return	IRR	Standard Reference Material	Standard
Kilogram(s)	kg	System for Electronic Document Analysis and Retrieval	SEDAR
Kilometre(s)	km	Système International d’Unités	SI
Kilovolt-amps	Kva	Tonne (metric)	t
Lead	Pb	Tonnes (metric) per day	t/d, tpd
Less than	<	Tonnes (metric) per month	t/m
Litre(s)	l	Universal Transverse Mercator	UTM
Megawatt	Mw	Year	y
Metre(s)	m	Zinc	Zn

2.5	Information Sources and References

Information used to support this Technical Report is based on previously published material, historical documents, professional opinion, geological maps and reports, technical papers and published government reports listed in Section 27, (References) of this Technical Report as well as unpublished material provided by Endeavour Silver including Endeavour Silver’s history and experience as a producer in Mexico.

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Sources of data include diamond drilling, downhole surveys, underground chip sampling and underground survey data.

Sources of data also include actual and historic mining and processing production.

2.6	Previous Technical Reports

Endeavor Silver has filed the following technical reports for the Guanajuato Unit:

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

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Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Beare, M., and Sostre, M., (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico: unpublished NI 43-101 technical report prepared by SRK Consulting for Endeavour Silver, effective date December 31, 2007.

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3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Endeavour Silver. The information, conclusions, opinions, and estimates contained herein are based on:

•	Internal information available at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information available from the Bolañitos Mines operations and other third party sources.

The QP, while taking full responsibility for the report content, recognizes the support of:

•	Luis Castro, VP Exploration,
•	Miguel Gracia, Chief Geologist,
•	Hector Arvizo, Resource Modeller
•	Abyl Sydykov, Corporate Metallurgist.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Bolañitos Mine is located in the state of Guanajuato, Mexico, as shown in Figure 4-1. It consists of four operating mines in two areas. Cebada mine is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, the Lucero mine which is about one km to the southeast of Bolañitos and the Asuncion mine, located 0.5 km west of Bolañitos. All of the mines are readily accessed by paved and gravel roads. Endeavour Silver also owns the inactive Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008. The ore sourced during 2013 from the Cebada and Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4-2 is a map illustrating the claims included in Endeavour Silver's Bolañitos Mine.

The Cebada mine exploits the Veta Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos, Lucero, Asuncion and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato. Coordinates of the Cebada mine shaft, the approximate centre of Bolañitos Mine, are given in Table 1-1.

In 2007, Endeavour Silver acquired the Bolañitos Mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two

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Figure 4-1 Bolañitos Mine Location Map

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Figure 4-2 Bolañitos Mine Claim Map

4.2	Mineral Tenure and Property Agreements

The Bolañitos Project consists of 22 properties totalling 2,500 hectares (ha) including four operating silver (gold) mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

All obligations of the agreements to obtain the 100% control for the 22 properties owned by Endeavour have been completed and described in previous Technical Reports.

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Of the previous agreements only two areas maintain a percentage in royalties for exploitation, and are summarized in Table 4-1:

Table 4-1
Summary of the Endeavour Silver’s Royalties

Area	Agreement	NSR	Concession Name	Title Number	Hectares
Belen	Sociedad Cooperativa de Producción Minera Metalurgica	2%	Belen II	218896	92.6934
			Ampliación de Belen	194930	99.1049
Tajo de Adjuntas	Gilberto Rodriguez Martinez	2%	Tajo de Adjuntas	231210	15.0000
	Hector Ezquivel Esparza	2%	Juanita	217034	36.5196

The mineral concessions owned by Endeavour Silver are summarized in Table 4-2.

Table 4-2
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2014 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/2032	353.0373	52,846	52,846
El Puertecito	171537	20/10/1982	19/10/2032	441.9481	66,155	66,155
Bolañitos	171538	20/10/1982	19/10/2032	305.4762	45,726	45,726
La Paz	172120	26/09/1983	25/09/2033	413.0599	61,830	61,830
Unif. Golondrinas	188680	29/11/1990	28/11/1940	361.6543	61,830	61,830
Marion	189037	05/12/1990	04/12/1940	1.0498	157	157
Virginia	189038	05/12/1990	04/12/1940	7.1339	1,068	1,068
Ampl. a La Trinidad	190961	29/04/1991	28/04/1941	4.6061	690	690
Susy	191487	19/12/1991	18/12/2041	35.4282	5,303	5,303
Chuyita	191489	19/12/1991	18/12/2041	43.3159	6,484	6,484
Ana Rosa	191492	19/12/1991	18/12/2041	96.7364	14,480	14,480
La Trinidad	195076	25/08/1992	24/08/2042	4.4800	671	671
El Dolar	212398	04/10/2000	03/10/2050	3.1979	479	479
Lucero	238265	23/08/2011	02/08/2061	49.5060	506	506
Lucero 2	238024	12/07/2011	11/07/2061	8.0000	82	82
La Cebada 2, Fracc. 1	238982	15/11/2011	14/11/2061	95.3713	975	975
La Cebada 2, Fracc.2	238983	15/11/2011	14/11/2061	2.3183	24	24
La Cebada 1, Fracc. 2	241519	19/12/2012	18/12/2062	30.8472	315	315
Belén II	218896	23/01/2003	22/01/2053	92.6934	13,875	13,875
Ampliacion de Belén	194930	30/07/1992	09/07/2042	99.1049	14,835	14,835
Tajo de Adjuntas	231210	25/01/2008	24/01/2058	15.0000	638	638

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Juanita	217034	14/06/2002	13/06/2052	36.5196	5,467	5,467
TOTAL				2500.4847	354,436	354,436

The annual 2014 concession tax for the Guanajuato properties is estimated to be approximately 708,872 Mexican pesos (pesos), which is equal to about US $54,530 at an exchange rate of 13.00 pesos to US $1.00.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide access for exploration and exploitation purposes. Table 4-3 summarizes the surface access rights as at December 31, 2013.

Table 4-3
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Validity	Term
Ejido Mesa Cuata	Cebada North	5 Years	29/03/2009 - 2014
Catalina Gonzalez Ramirez	La Luz	5 Years	15/07/2011 - 2016
J. Enrique Lara Ramirez	La Luz	5 Years	23/07/2001 - 2016
Hector Luis de la Madrid Machuca	La Luz	3 Years	22/07/2011 - 2014
Heriberto Morales Hurtado (Juana Hurtado Nuñez)	La Luz	5 Years	26/07/2011 - 2016
Juan Cortes Esparza (Hilaria Ortega)	La Luz	5 Years	27/07/2011 - 2016
Miguel Rizo Cortes	La Luz	5 Years	15/07/2011 - 2016
Octaviano Ramirez Ramirez	La Luz	5 Years	26/07-2011 - 2016
Pablo Lara Ramirez	La Luz	5 Years	25/07/2011 - 2016
Raymundo Rizo Sandoval	La Luz	5 Years	19/07/2011 - 2016
Rosalio Rizo	La Luz	5 Years	26/07/2011 - 2016
Rosalio Serratos Calvillo	La Luz	5 Years	26/07/2011 - 2016
Sidronio Rios Gonzalez	La Luz	5 Years	20/07/2011 - 2016
Tiburcio Villegas Ramirez	La Luz	5 Years	27/07/2011 - 2016
Ramon Carlos Saucedo Leon	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
Hilario Ortega Gonzalez	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
J. Ascención y Pedro Saucedo Cardoso	La Joya Sur - Santa Gertrudis	5 Years	25/06/2013 - 2018
Pablo e Isidro Vallejo Olmos	La Joya Sur - Santa Gertrudis	5 Years	07/05/2013 - 2018
Pablo Vallejo Olmos (Gemma Esmeralda Vallejo Sandoval)	La Joya Sur - Santa Gertrudis	10 Years	01/02/2008 - 2018
Eduarda Saucedo Cardoso, Miguel Mosqueda y Hermanos	Belen II	4 Years	31/08/2011 - 2015
J. Guadalupe Huerta Ortega	Belen II	5 Years	03/12/2010 - 2015
Felipe, Zeferino y J. Jesus Herrera Yebra	Belen	5 Years	25/10/2010 - 2015
Fracc. V Ex Hacienda de Sta. Teresa Co-propietario Fam. Paramo	San Cayetano - Siglo XX	5 Years	09/12/2013 - 2018
Fracc. VI Ex Hacienda Sta. Teresa Lic. Gloria Paramo Chavez	San Cayetano - Siglo XX	5 Years	22/12/2013 - 2018
Eliseo Morales Morales	Cebada - Bolañitos	10 Years	24/09/2010 - 2020
Ubaldo y Ma. Trinidad Garcia Cortes	Cebada - Bolañitos	5 Years	03/12/2010 - 2015
Florentino Ortega Camarillo	Cebada - Bolañitos	15 Years	01/12/2007 - 2022

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Benjamin Tapia Cruces	Cebada - Bolañitos	15 Years	01/12/2007 - 2022

4.3	Licenses, Permits and Environment

Endeavour is in compliance with monitoring environmental aspects and with applicable safety, hygiene and environmental standards.

4.4	Environment

Endeavour holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Mines Project.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Bolañitos Mine is located north of the city of Guanajuato, capital of the State of Guanajuato, which is approximately 430 km northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is the host of several universities and post-secondary schools, including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, which is comprised primarily of Mexican nationals, is the principal industry of the city.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m.

International access to Guanajuato is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City, giving many options for travelling to and from the project. The airport is located between the large city of Leon, which has over 1 million inhabitants, and the city of Guanajuato. Guanajuato is approximately a 25 to 30 minute drive from the airport on a toll highway. The properties are accessible via a new concrete road from Guanajuato, constructed at the end of 2013, with about a 10 minute drive to Mina Cebada and a 20 minute drive to the Bolañitos mines.

5.2	Climate

The climate is generally dry with sporadic, often violent thunderstorms in the summer months which are also the source of most of the precipitation for the area. The average precipitation is about 600 mm, which occurs primarily between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, the thunderstorms occur in the late afternoons. The winter months are cool and dry, though some rain does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong.

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5.3	Local Resources and Infrastructure

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Bolañitos Mine is provided by the national grid CFE (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Bolañitos Mine. However, the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

At each of the mine sites, the required water for the operations is supplied from dewatering of the mines. The tailings facility at the Bolañitos mine is set up to recycle as much water as possible back into the processing plant.

Endeavour Silver provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in the nearby communities and Guanajuato. There is an ample supply of skilled labour in the area due to its long mining history. Figure 5-1 is a view of the town of La Luz. La Luz is close to the Bolañitos mine and plant and is home to many of the employees of Endeavour Silver's Bolañitos Mine.

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Figure 5-1 View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato

5.4	Physiography

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees, although, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree is a protected species in the area. In the higher elevations, sheltered areas can be home to pine forests.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of the man- made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.5	Sufficiency of Surface Rights

Endeavour has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the Bolañitos property for all future surface infrastructure needed.

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5.6	Comments on Section 5

Mining at the Bolañitos Project operates on a year-round basis. Details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

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6.0	HISTORY

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from $27,000,000 to $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according the best estimates from 1522 to 1879, the production of precious metals in Mexico was about $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately $8,173,565 and the annual product nearly $10,000,000.

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In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also had gold to some extent.

6.1	Guanajuato Mining District

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is suspected that (but not known if) the indigenous peoples rather than the Spanish colonists first began mining in the Guanajuato district. However, mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain). The following is a brief timeline of the history of the Guanajuato mining district:

•

Pre-Conquest: Martin notes in his 1906 volume on the mines of Guanajuato that “there is reason to believe that the Peregrina mine was being worked and big quantities of ore being taken out by the Indians before Cortez ever set foot in the country.”

•	1548: The first silver vein, San Bernabé (La Luz), was discovered by a local mule driver. In these early years the silver ore was hand mined and transported by mule to Zacatecas to be milled.

•

1550: Juan de Rayas discovered the Veta Madre system at the site where the present day Rayas shaft is located. This discovery triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

•

1726: Don Jose de Sardeneta y Legaspi introduced gunpowder to be used for blasting. Prior to this, production was very limited as the method of extracting ores was by fire, where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

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•

1760 to 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed a number of exploration ventures, culminating with the discovery of the Valenciana ore- shoot and the development of the Valenciana mine.

•

1771: Immense masses of silver sulphides, mixed with ruby silver and native silver were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one- third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

•	1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

•	1760 to 1810: Martin notes that during this period the Guanajuato mines accounted for 30% of the entire Mexican production and 20% of the entire world’s output of silver.

•	1810 to 1868: Production stopped as the result of the War of Independence from Spain.

•

1810: In September, Hidalgo began his revolt against Spain. In the City of Guanajuato all foreigners’ property was seized and their homes destroyed. Hidalgo took the Alhóndiga de Granaditas (public granary) and massacred most of the people taking refuge in it.

•	1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

•	1868: The Valenciana mine was reopened by British investment capital.

•	Between 1887 and 1889, production from the mines of Guanajuato accounted for as much as US $14.4 million or approximately 2.88 million British pounds.

•

1906: Martin noted that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

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•	1910 to 1920: Mexican revolution; mining ceased or declined during this period with the destruction of a great many mines and infrastructure.

•	1936: Peñoles tested the Veta Madre with four diamond drill holes.

•

1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting out with no mineral reserves and working capital, the new Cooperative had a very difficult time conducting exploration and mining with outdated equipment.

•	1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Veta Madre 80 m to 150 m below the lowest existing workings.

•	1968: Fresnillo discovered the Torres-Cedros deposit during an exploration and drilling campaign.

•	1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” mineral shoot.

6.2	Bolañitos Mine

Below is an abbreviated timeline of the history of Endeavour’s Bolañitos Mine since the 1960s.

•	1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

•	1973: The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

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•	1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

•	2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

•

2007: Endeavour Silver acquired the Bolañitos Mine from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz was kept on as the operator of the mines until June, 2007, when Endeavour Silver assumed control. Mina Asunción is very close to the Bolañitos mine and the two have recently been connected underground.

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, and none during the 10 years before Endeavour Silver took control. Several well mineralized and high- grade drill holes completed by Peñoles have not yet been followed-up and these contribute to the remaining exploration potential for the property. Endeavour Silver believes that surface mapping and exploration, together with compilation of the Peñoles data, should help to identify some new veins, breccia/stockwork zones and related splays for future drilling.

There is potential both along the strike of the veins and at depth below the old workings. These areas are largely untested and present a major exploration target for Endeavour Silver.

6.2.1	Endeavour Silver Exploration Programs

Since 2007, Endeavour Silver’s Exploration Programs have been focused on the main systems of the Bolañitos Properties: Veta Madre (Cebada), Bolañitos system (Bolañitos, San Jose and Soledad), Lucero system (Lucero, Karina and Daniela), Belen (Belen and Ericka) and La Luz (La Luz and Plateros).

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Until 2012, a total of approximately 121,000 m was drilled in these systems (Table 6-1):

Table 6-1
Summary of Endeavour Silver’s Exploration Drilling Activities (as at December 2012)

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Cebada	34	12,598	2852
Golondrinas	27	7,367	1252
Bolañitos System	52	15,747	2972
Lucero System	135	38,567	8977
La Joya	73	24,802	4875
Belen	41	11,038	2535
La Luz	26	11,598	1866
Total	388	121,717	25,329

A more detailed description of these activities is contained in previous Technical Reports.

6.3	Historical Production

Mining in the Guanajuato district extends back to at least 1548 when the mines were first worked by the Spanish. The total production from this district is estimated at about 6 million oz of gold and 1.2 billion oz of silver.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanajuato mining district was not spared during this period.

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It is evident that historical production has occurred in the Guanajuato mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Nueva España. However, Endeavour does not have access to any historical records of the actual silver and gold production from the Guanajuato mining district.

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2013, the Bolañitos plant produced 2,881,816 oz silver and 51,652 oz gold from 710,708 tonnes of ore grading 149 g/t silver and 2.63 g/t gold. Silver and gold recoveries averaged 84.6 and 86.0%, respectively. Production statistics for the period 2007 to 2013 are summarized in Table 6-2. Since 2007, Endeavour Silver has continued to increase production at the Bolañitos Mine.

Table 6-2
Production Statistics for the Bolañitos Mine

Year	Tonnes	Grade (g/t)		Production (ounces)
		Gold	Silver	Gold	Silver
2007	58,077	1.50	136	2,152	195,696
2008	100,312	1.35	170	3,660	465,867
2009	154,196	2.13	188	8,775	784,974
2010	194,923	2.40	177	12,914	943,423
2011	238,797	2.51	183	16,608	1,192,335
2012	434,613	2.25	151	27,528	1,800,759
2013	710,708	2.63	149	51,652	2,881,816

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6.4	Resource and Reserve Estimates Prior To December, 2013

Mineral resource and reserve estimates for the Bolañitos Mine reported prior to 2008 are not compliant with current NI 43- 101 standards, are not considered reliable, and are not discussed here. These reports have been superseded by CIM compliant estimates.

Prior to this report, six previous resource and reserve estimates for the Bolañitos Mine were reported by Endeavour Silver. All of these previous estimates were contained in Technical Reports filed on SEDAR (www.sedar.com).

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second Technical Report was issued by Micon. The report was entitled “NI 43- 101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009.

The third Technical Report was also issued by Micon. The report was entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2010.

The fourth Technical Report was issued by Micon. The report was entitled “NI 43- 101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2011.

The fifth Technical Report was issued by Micon. The report was entitled “Technical Report on the Resource and Reserve Estimates for The Bolañitos Mine Guanajuato State, Mexico” dated March 30, 2012.

The sixth Technical Report was issued by Micon. The report was entitled “Technical Report on the Resource and Reserve Estimates for The Bolañitos Mine Guanajuato State, Mexico” dated March 28, 2013

The resource and reserve estimates contained in the 2008 to 2013 Technical Reports comply with the CIM standards and definitions for estimating resources and reserves as required by NI 43 -101 regulations.

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Since the last resource and reserve estimate was completed in March, 2013, Endeavour Silver has conducted further diamond drilling and underground development and has generated new resources within the Bolañitos Mine.

The discussions related to the new estimates are located in Sections 14 and 15 of this report. The new resource and reserve estimates comply with the current November, 2010 CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the Guanajuato property is largely excerpted and modified from the technical reports prepared by Micon (2009, 2010, 2011 and 2012). The QP has reviewed the geologic data and information available, and finds the descriptions and interpretations provided in these documents acceptable for use in this report.

7.1	Regional Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north- northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north- northeast.

7.1.1	Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-1 and Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

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7.1.1.1.	Esperanza Formation (Middle to Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600 m though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

Figure 7-1 Regional Geology of the Guanajuato Mining District

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Figure 7-2 Stratigraphic Column for the Guanajuato Mining District (From the
Geological – Mining Monograph for Guanajuato State, COREMI)

7.1.1.2.	La Luz Formation (Upper Triassic to lower Jurassic)

The La Luz Formation which overlies the Esperanza consists primarily of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts that are dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

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7.1.1.3.	Guanajuato Formation (Paleocene to Eocene)

The red Guanajuato conglomerate lies unconformably over the Esperanza and less frequently on the La Luz andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicate that the unit is Eocene to Oligocene in age.

7.1.1.4.	Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.1.5.	Bufa Rhyolite (Cenozoic)

The Bufa rhyolite is a felsic ignimbrite ash-flow tuff that is approximately 360m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.1.6.	Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue colour to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

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The Calderones Formation overlies the Bufa with a contact at El Cubo marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.1.7.	Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

7.1.1.8.	Chichíndaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato mining district. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapour-phase cavity-filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.1.9.	Comanja Granite (Cenozoic)

The Comanja granite is an important unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and it has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group had stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of basin and range tectonics and the opening of the Sea of Cortez. Post volcanism, there was a period during which peneplanation took place, with uplift beginning probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

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7.1.2	Structure

The structural setting of the Guanajuato district was briefly described in the March, 2008, Technical Report by SRK. The following description of the structural setting has been excerpted from that report.

“Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining district there are three major mineralized fault systems, the La Luz, Sierra, and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.”

In March, 2008, Tony Starling of Telluris Consulting Ltd. (Telluris Consulting) made a 7 day field visit to the Guanajuato mines and deposits on behalf of Endeavour Silver. The emphasis of this visit was placed on the La Luz and Cebada mine areas. The aim of this structural study was to provide a detailed appraisal of the control of mineralization in the Guanajuato group of deposits to generate a model that could be applied to near-mine exploration.

The preliminary conclusions of this structural geology study are summarized as follows:

•

Pre-mineralization deformation occurred during the Laramide orogeny (~80- 40 Ma) with two main phases; northeast-southwest to east-northeast-west-northwest compression followed by a swing to north- northeast directed compression. This resulted in pre- mineral folds and thrusts in the Esperanza Formation at the Cebada Mine trending west-northwest.

•

Early post-Laramide extension (~30 Ma) was oriented north- south to north- north-east and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north- northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone during early stage intermediate- sulphidation style mineralization.

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•

Regional extension then rotated abruptly to the east-northeast-west- northwest (~28 Ma) resulting in early stage basin and range deformation and block faulting at Guanajuato. The second stage of mineralization occurred at Guanajuato during this event and resulted in tilting of the sequence to the northeast along north-northwest- trending listric (?) fault zones such as the Veta Madre.

•

Following mineralization, east-northeast extension continued to around 12 Ma when it began to rotate to the northwest (under the influence of the San Andreas system) and at the present day probably is oriented north-south due to subduction along the Trans- Mexico Volcanic Belt (post-mineralization graben formation).

•

Regionally the two extensional events active around the time of mineralization appear to have resulted in two phases of mineralization (30-27 Ma?) at Guanajuato, a phenomenon which has been seen in other important epithermal vein districts in the Altiplano such as Zacatecas-El Orito and San Sebastian-Don Sergio.

•

Along the Veta Madre system ore shoots were controlled during early-stage mineralization by anti-clockwise strike-swings along the main structure and at intersections with west-northwest and northeast fault zones (<2,100m?). These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

•

During the second phase, early basin and range deformation, the listric block faulting and tilting accompanying mineralization reactivated parts of the Veta Madre and developed new systems such as La Luz (>2,000 m?). The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

•

The second phase vein systems tend to have formed sub- horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

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•

With the protracted tectonic evolution at Guanajuato there appears to have operated structural and hydrothermal telescoping along with pinching of ore shoots due to changes in\ dip and/or strike. There is potential to find extensions to mineralization below barren horizons and high-level orebodies that are blind to surface.

7.2	Project Geology

The most important mineralization in the Guanajuato mining district consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced more than 130 t of gold and 30,000 t of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra, which are illustrated in Figure 7-3 and Figure 7-4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non- mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

Figure 7-5 is a surface map showing the veins and concession boundaries for the Bolañitos and Golondrinas mines.

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Figure 7-3 Sketch Models for the Mineralization Controls during Second Stage
Mineralization at Guanajuato.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

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Figure 7-4 Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins

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Figure 7-5 Surface Map Indicating the Location of the Veins and Mineral Concession
Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato.

Endeavour Silver currently has three operating mines at Bolañitos. These are the Bolañitos, Asuncion and Lucero mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 7-5. There are a number of other mines not currently in operation, such as the San Roman mine in the La Luz system, which is contained within Endeavour Silver’s land concessions.

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7.3	Mineralization

The following description of the mineralization of the Guanajuato property has been copied from the March, 2009, 2010, 2011 and 2012 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

Mineralized veins on the Bolañitos Mine consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulphide- rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. The mineralization is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

The textures are attributed to the brittle fracturing- healing cycle of the fault- hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic mineralized veining within Endeavour Silver’s concessions. All of the mineralized structures within Endeavour Silver’s concessions are hosted within the Esperanza and La Luz formations

7.3.1	Veta Madre

The Veta Madre is the main mineralized structure in the Guanajuato mining district. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for more than 20km in a shear zone which can be over 200m thick. It contains five major mines, all of which are in operation, or currently being explored. Most of the major mineralization is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. The Cebada mine is Endeavour Silver’s only mine on this system and is located at the northern limit of known economic grade mineralization.

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A detailed petrographic study of fluid inclusion and gangue mineral textures conducted on deposits in the Veta Madre system indicated systematic trends in the types of fluid inclusions present and the gangue mineral type and texture (i.e. type of silica, presence or absence of bladed calcite) and ore grades (Moncada et al., 2008). The study indicated that areas of the Veta Madre that have high precious metals grades are associated with areas with liquid-rich and vapour-rich inclusions that provide evidence for boiling. Areas with high silver and gold grades are also associated with bladed calcite which is characteristic of boiling hydrothermal fluids. Areas of most intense boiling are associated with both bladed calcite and silica pseudomorphs after bladed calcite. These observations were incorporated into a geographical information platform to define potential geospatial correlations between the fluid inclusion characteristics, the gangue mineral textures and ore grades. These results may possibly be used to predict ore grades based on petrographic observations of fluid inclusion and mineral textures and provide a relatively simple and rapid tool for evaluating veins along unexplored portions of the Veta Madre and in other epithermal silver systems. Importantly, evidence of boiling in the deepest levels of the Veta Madre suggests that additional silver ± gold resources are likely to occur at depths below the deepest levels of current mining activity.

7.3.2	La Luz Vein System

The mineral zones of the La Luz vein system are spread over an 8km wide zone and include the more significant veins of La Luz, Bolañitos and Los Reyes, as well as countless other parallel striking veins, many of which have been exploited. They generally strike 315° to 360° and dip steeply to the east or the west. In contrast to Veta Madre, individual veins are less extensive and generally no more than 1.5 km in strike length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Veta Madre fault.

There are three operating mines that Endeavour Silver operates on the La Luz vein system. These are the Asuncion, Bolañitos and Lucero mines. Mina Golondrinas, which is now closed, exploited two principal veins, the Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins; however, in the southeast part of the mine the veins dip in the opposite direction. The Mina

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Bolañitos exploits the Bolañitos, San José and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. The San José vein splays off the Bolañitos vein in the southern part of the mine. The Lucero vein which also occurs in the Bolañitos area was one of the targets evaluated during the latter half of 2009 and has been in full production since 2010 and has been extended in strike length.

In 2008, surface diamond drilling by Endeavour Silver discovered a new vein, named Lucero, in the footwall of the San José vein (Figure 7-6). The Lucero vein generally strikes northwest, subparallel to the San José vein, but dips moderately to the west, opposite to the dip of the San José vein. The Lucero vein is located only 35 m from the San José vein.

In 2009, surface diamond drilling by Endeavour Silver discovered the Karina vein, a new subparallel vein approximately 100 m in the footwall of the Lucero vein.

In 2010, surface diamond drilling by Endeavour Silver discovered two more veins, Fernanda and Daniela, in the footwall of the Lucero and Karina veins.

In 2011, surface diamond drilling by Endeavour Silver discovered the Lana vein, another new vein subparallel to and in the hanging wall of the Daniela vein. This vein also occurs in the hanging wall of the La Joya vein, another previously known vein in the La Luz area.

In 2012, the Lana vein was defined more extensively and, in the process, the Fw Lana was discovered. Drilling also delineated the old Plateros vein in the southern part of La Luz vein structure.

In 2013, surface diamond drilling continued in the La Luz and Plateros veins, two mineralized bodies were defined (one for Plateros and the other in the central part of La Luz, between Refugio and Asunción).

Further exploration and development will continue on La Luz vein in 2014.

Mina Asunción, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asunción mine area dip west, and veins in the east dip to the east.

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All known veins in the La Luz area, including the newly discovered Lucero, Karina, Fernanda, Daniela and Lana vein, are depicted in the schematic cross-section shown in Figure 7-7.

Figure 7-6 Lucero Vein in the Bolañitos Mine

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Figure 7-7 Schematic Cross Section showing all known veins in the La Luz Sub-District

7.3.3	Mineralogical Studies

In 2010, Endeavour Silver contracted Lucas Ochoa Landín, Ph.D., to conduct a mineralogic study on several samples of diamond drill core submitted for the Lucero and Karina veins of the La Luz vein system.

The samples submitted were primarily quartz veins with similar gangue and sulphide mineralogy. The veins are typically comprised of fine- grained banded white quartz vein with late-stage veinlets of calcite. Fragments of argillized wallrock are common. Neither sericite nor adularia was reported for any of the samples studied.

Silver mineralization occurs as disseminations and fine bands of silver sulphosalts mainly accompanied by pyrite and minor sphalerite and chalcopyrite. Silver minerals identified include acanthite- argentite, tenanite- tetrahedrite, pyrargyrite and rare native silver. Sulphides occur mainly as irregular crystals generally <1.0 mm in size, and in most cases <0.2 mm. Enargite (?) was reportedly observed in some samples but this is inconsistent with the low-sulphidation epithermal environment and is probably some other silver sulphosalt. No visible gold was observed in the samples submitted for mineralogic study.

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Mineralization is interpreted to correspond to a low sulphidation epithermal system that formed at temperatures between 220º to 280º C and at depths between 300 to 800 m.

One sample of green- coloured altered wallrock adjacent to the Lucero vein was also submitted for mineralogic study. This sample was described in hand specimen as being a strongly silicified volcanic andesite with quartz-pyrite veinlets and late cross-cutting calcite veinlets. The pervasive green colour was attributed to the presence of epidote. In thin section, the rock displayed a distinct trachytic texture with euhedral-subhedral crystals of plagioclase (80%) between 0.2 and 0.5 mm in length. Phenocrysts of possible pyroxene, now altered to chlorite and calcite, were also observed. The texture and composition of the rock correspond to an andesite flow and the strong pervasive epidotization is probably related to regional propylitization.

7.3.4	Fluid Inclusion Studies

In 2012, reports were prepared on fluid inclusion studies completed for various veins sampled in the La Luz and Cebada mine areas (Moncada & Bodnar, 2012a & 2012b). Samples were collected during visits to Guanajuato in January 2010 and May 2011.

The reports summarized the results of a petrographic examination of samples collected, including a description of the mineral textures and fluid inclusion types observed, and their significance in terms of fluid boiling and correlation with metal contents of the samples.

7.3.4.1.	La Luz

A total of 94 samples were collected from underground workings, drill core and surface outcrops for the following veins in the La Luz area: Bolañitos, San José, Lucero, Karina, Daniela and Belén.

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. The feature that most closely correlates with silver is assemblages containing only vapor-rich fluid inclusions, which indicates flashing (intense boiling) of the fluids (Figure 7-8). The boiling feature that correlates most closely with gold is the mineral adularia (potassium feldspar). Importantly, boiling below the deepest levels explored in the La Luz area is likely, thus increasing the probability of additional resources at depth.

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In general, samples collected from underground workings, drill holes and surface outcrops in the La Luz area showed a wide variety of silica and calcite textures and fluid inclusion types that were produced by boiling hydrothermal fluids (Figure 7-9).

Figure 7-8 Photomicrograph showing quartz under crossed polars (A) and under plain transmitted light (B). Part of a fluid inclusion assemblage consisting of only vapor-rich inclusions, indicative of “flashing” or intense boiling of the hydrothermal fluid (C)

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Figure 7-9 Schematic cross section of the different veins in the La Luz area with fluid inclusions, silica, calcite and mineral textures shown as a function of depth. (CT) Colloform silica texture, (PT) Plumose silica texture, (JT) Jigsaw silica texture, (BC) Bladed calcite replaced by quartz, (Adu) Adularia, (S/I) Sericite/illite.

7.3.4.2.	Cebada

A total of 132 samples were collected from surface outcrops, underground workings, drill cores at the Cebada mine property.

Samples collected from underground workings, drill holes and surface outcrops in the Cebada area also show the same fluid inclusion types produced by boiling hydrothermal fluids as seen at La Luz. A wide variety of silica and calcite textures produced by boiling hydrothermal fluids were observed (Figure 7-10). These textures were also seen at La Luz.

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. Importantly, boiling below the deepest levels explored in the Cebada mine is likely, thus increasing the probability of additional resources at depth. Samples located to the north of the Cebada mine in drill core show evidence of boiling. However, the absence of economic Ag or Au grades may indicate that the boiling horizon in that area has not yet been reached and is below the deepest levels explored. Samples from depth show evidence of liquid-rich inclusions with trapped illite crystals - this type of fluid inclusion have been found to be associated with high silver grades at other locations on the Veta Madre.

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Figure 7-10 Photomicrographs of silica (quartz) textures indicative of boiling observed in samples from Cebada. Jigsaw texture quartz observed in plane polarized light (A) and under crossed polars (B). Colloform texture silica observed in plane polarized light (C) and under crossed polars (D). Plumose texture quartz in plane polarized light (E) and under crossed polars (F). Lattice bladed calcite in plane polarized light (G) and under crossed polars (H). Rhombic adularia in plane polarized light (I) and under crossed polars (J).

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8.0	DEPOSIT TYPES

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Bolañitos Mine has yet been established precisely. However, drilling at Cebada suggests that the top of the boiling zone is just below surface, since mineralization is spotty on surface above the deposit. The bottom is not currently known. In La Luz, veins with weak mineralization have been observed on surface. In summary, the drilling to date suggests a vertical extent of mineralization around 250 m to 300 m in the La Luz system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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9.0	EXPLORATION

9.1	2013 Surface Exploration and Drilling

In 2013, Endeavour Silver spent US $2,504,854 (including property holding costs) on exploration activities mainly in the La Luz and Belen areas, as summarized in Table 9-1.

Table 9-1
Summary of the 2013 Expenditures for Bolañitos Surface Exploration Program

Area / Description	US$
ASSAYS	41,621
DIAMOND DRILLING	332,731
FIELD	3,140
HOUSING	1,180
FOOD	664
GEOLOGY AND ENGINEERING PERSONNEL	36,104
ROADS AND DRILL PADS	14,643
SALARIES (SUBTOTAL)	10,875
TRAVEL & LODGING	671
GAS	1,806
REPAIR & MAINTENANCE	2,787
NO DEDUCIBLES	1,495
Belén Subtotal	447,717
ASSAYS	5,755
FIELD	2,972
HOUSING	4,632
FOOD	3,023
GEOLOGY AND ENGINEERING PERSONNEL	44,097
ROADS AND DRILL PADS	466
SALARIES (SUBTOTAL)	9,744
TRAVEL & LODGING	657
GAS	2,653
REPAIR & MAINTENANCE	1,160
NO DEDUCIBLES	2,225
La Joya Subtotal	77,382
SALARIES	107
La Soledad Subtotal	107

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ASSAYS	125,438
CONSULTANTS	2,079
DIAMOND DRILLING	1,276,737
FIELD	31,255
HOUSING	12,117
FOOD	11,867
OFFICE SUPPLIES & EQUIPMENT	836
GEOLOGY AND ENGINEERING PERSONNEL	325,864
RECLAMATION	325
ROADS AND DRILL PADS	80,442
SALARIES	74,756
TRAVEL & LODGING	6,727
GAS	11,306
REPAIR & MAINTENANCE	13,727
EXPENSES NON DEDUCTIBLE	6,172
La Luz Subtotal	1,979,648
Grand Total	2,504,854

9.2	2013 Exploration Activities

9.2.1	2013 Mine Exploration

During the 2013 drilling was done on the Lana, Daniela and Bolañitos veins.

There were 47 holes drilled in 6,728m of NQ diamond drill core. A total of 2,638 samples were collected and submitted for assays. Underground mine exploration drilling conducted during 2013 is summarized in Table 9-2.

Table 9-2
2013 Underground Drilling

Vein Target	Number of Holes	No. Metres
Lana	13	2,008
Daniela	30	4,255
Bolañitos	4	465
Total	47	6,728

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Underground diamond drilling was conducted by Boart Longyear. Boart Longyear does not hold any interest in Endeavour Silver and is independent of the company.

In 2014 an underground exploration drilling program has been designed and approved to test the Asunción are of the La Luz Vein.

9.2.2	2013 Surface Exploration and Drilling

During 2013, Endeavour Silver completed a total of 15,337 m in 51 surface diamond drill holes at the Bolañitos Project. A total of 4,379 samples were collected and submitted for assays. Surface exploration drilling conducted during 2013 is summarized in Table 9-3.

Table 9-3
Bolañitos Project Surface Exploration Drilling Activities in 2013

Project Area	Number of Holes	Total Metres	Number of Samples Taken
La Luz/Plateros	39	12,315	3,333
Belen/Ericka/Realito	12	3,022	1,046
Total	51	15,337	4,379

Surface diamond drilling was conducted by Layne de Mexico S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-base Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

9.2.3	Other Surface Exploration Activities

9.2.3.1.	Surface Geological Mapping and Sampling

During 2013, Exploration field activities were focused to detailed mapping, sampling and interpretation of the La Luz system (San Antonio de los Tiros and Plateros area), the Ericka-Realito veins at the Belen area and the Bolañitos South (San Cayetano-Emma veins)

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The results of these activities was the assembly and prioritizing of drilling programs targets, some conducted in 2013 and others programmed for 2014.

Also, approximately 240 hectares were covered with a soil geochemical grid in the La Paz area.

Figure 9-1 Surface Map showing Exploration Targets

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La Luz

During 2013, geological mapping, trenching and sampling was conducted in the La Luz System, including the San Antonio de los Tiros and Plateros areas.

In March, 2013, geological mapping and sampling was made in the San Antonio de los Tiros Claim area (northern part of the La Luz vein) (Figure 9-2). The La Luz vein was traced for about 823 m long; the preferential trend in the area is NW10ºSE, dipping 64º-72ºSW, the width varies from 0.4 m to 0.75 m. A total of 81 rock samples were collected and sent for analysis to ALS. Significant assays results are summarized in Table 9.3.

Also a geochemical soil/rock sampling grid was conducted in the La Paz area, located in the hanging wall of the La Luz vein. Data was contoured; the best geochemical anomalies were defined by gold, silver, arsenic, lead and zinc, which traces at least two structures in this zone (the northwest end of the Plateros vein and a hanging wall vein parallel to Plateros, near the Asunción shaft, which the possible intersection is in Section 33 of La Luz) (Figures 9-3 through Figure 9-9).

In June, 2013, reconnaissance mapping was conducted around the geochemical soil sampling grid (Figure 9-10). A total of 21 rock samples were collected and sent for analysis to ALS. Significant results are summarized in Table 9.4.

During September and October, 2013, a trenching program was conducted over the Plateros, Fatima and Isabel veins, at La Luz Project area, in order to define the continuity of the structures (Figure 9-11).

The trenching program included:

•	Plateros: A total of 21 trenches were completed with 288 samples.
•	Fatima: A total of 10 trenches with 130 samples.
•	Isabel: A total of 3 trenches were made with 25 samples.

Even though the assay results do not show anomalous values, the presence of veins, veinlets and alteration zones confirm the continuity of the structures.

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Table 9-4
Significant Assays for the Rock Sampling collected in the San Antonio de los Tiros Area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MAT-05	0.25	Brecha de Qz trsl drusado cristales pequeños con FeO diss moderado en andesita de Fg FmL	0.06	48	0.0045	0.0003	0.0029
MAT-08	0.7	Vn txt bx, Qz bco lechoso poco calcedonico, con Py fina incipiente y FeO en fracturas W	5.71	38	0.0416	0.193	0.0604
MAT-21	0.5	Brecha de Qz bco-trsl escaso+Cca romboédrica con FeO en fracturas y dis, con sulfuros en bandas pequeñas poss Arg<<1% y Py incipiente	0.78	256	0.0024	0.0004	0.0038
MAT-48	0.2	Vn txt bx de Cca romboédrica+Qz trsl moderado con Py incipiente en andesita Fg con Sil W.	0.2	48	0.0033	<0.0002	0.0028
MAT-50	0.25	Vn txt Bx Cca romboédrica+Qz trsl escaso con Py incipiente. Zona de apertura de Vl pto 465	1.46	89	0.0018	0.0002	0.0009
MAT-59	0.35	Vn txt bx Cca romboédrica+Qz trsl con FeO debil en fracturas	1.02	48	<0.0001	<0.0002	0.0003
MAT-62	0.2	Vn de Cca romboédrica+Qz trsl drusado en cristales pequeños txt bx con escaso FeO diss y moderado en fracturas	0.21	50	0.0003	<0.0002	0.0012
MAT-64	0.2	Vn txt msv a bx Cca romboédrica a sacaroide+Qz trsl drusado en cristale spequeños con FeO en fracturas M- S	0.84	93	0.0003	<0.0002	0.0005
MAT-66	0.45	Vn txt Bx Cca romboédrica+Qz trsl drusado cristales pequeños con FeO W-M en fracturas	0.56	78	0.0004	<0.0002	0.0006
MAT-67	0.45	Andesita de Fg con Arg M-S FeO S con vetilleo txt Bx Cca+Qz trsl drusado cristales pequeños	1	101	0.001	0.0002	0.0021
MAT-68	0.5	Andesita de Fg con Arg W Ox W con vetilleo de Qz trsl+Cca romboédrica txt bx con Feo diss moderado	0.06	42	0.005	<0.0002	0.0034
MAT-69	0.35	Andesita de Fg con vetilla de Cca romboédrica con FeO diss y en fracturas W-M	0.27	68	0.0026	0.0003	0.0037
MAT-70	0.25	Vn txt Bx Cca romboédrica+Qz trsl escaso con FeO en fracturas escaso	0.8	183	0.0002	0.0002	0.001
MAT-73	0.55	Vn txt Bx Cca romboédrica+Qz trsl moderado con FeO diss débil	1.26	37	0.0003	0.0002	0.0006
SAT-1	0.2	Qtz vein con alteracion cloritica	0.26	38	0.0013	0.0002	0.002
SAT-5		Flotados	0.38	86	0.0007	<0.0002	0.0019

Table 9-5
Significant Assays for the Rock Sampling collected in the La Paz Area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
LL353	0.2	Andesita de Fg con vetilla de Qz trsl drusado con FeO moderado.	0.02	1.1	0.0047	0.0002	0.0046
LL354	0.75	Zona silicificada, con alto FeO diss y Arg M-S, con vetilleo mm de Qz trsl escaso	1.03	25.8	0.0373	0.31	0.0456
LL355	1.3	Continuación de zona silicificada en camino, con Ox S y Arg W	0.07	4.7	0.0041	0.0038	0.0013
LL356	1.05	Continuación de zona silicificada en camino, con Ox S y	0.34	10.5	0.0009	0.0102	0.0005

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		Arg W
LL357	1	Continuación de zona silicificada en camino, con Ox S y Arg W	0.69	14.3	0.0008	0.0019	0.0005
LL358	0.2	Vetilla en arroyo a=10cm; Cca+Qz trsl txt Bx	0.05	0.7	0.0007	0.0004	0.0041
LL359	0.4	Vetilla a=20cm txt Bx Cca+Qz bco con FeO moderado	0.38	7.3	0.0022	0.0002	0.0144
LL360	0.2	Vetilla a=10cm Qz bco lechoso txt msv	0.01	<0.2	0.0067	<0.0002	0.0041
LL361	0.2	Vetilla a=20cm Qz bco-trsl txt bx en pequeña corriente	0.08	3.4	0.0018	<0.0002	0.0028
LL362	0.3	Mtra al bajo de vetilla, andesita con Arg W Ox M	0.07	2.3	0.0012	0.0002	0.002

Figure 9-2 Surface Geological Map of the San Antonio de los Tiros area

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Figures 9-3 & 9-4 Contoured Au (ppm) & Ag (ppm) Results for Soil Samples Collected in the La Paz Area

Figures 9-5 & 9-6 Contoured As (ppm) & Hg (ppm) Results for Soil Samples Collected in the La Paz Area

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Figures 9-7 & 9-8 Contoured Pb (ppm) & Sb (ppm) Results for Soil Samples Collected in the La Paz Area

Figure 9-9 Contoured Zn (ppm) Results for Soil Samples Collected in the La Paz Area

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Figure 9-10 Surface Geological Map of the La Paz Area

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Figure 9-11 Surface Map showing the location of trenches completed on the Plateros, Fatima and Isabel veins.

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Belen

Early 2013, geological mapping, trenching and sampling programs were made in the Ericka, Ana, Realito and Fw of Belen areas of the Belen Project. A total of 99 rock samples were collected and sent for analysis. Significant results are summarized in Table 9-6 through Table 9-8.

The trenching program included 3 trenches with 42 samples (Figure 9-12). The trenches intercepted veins, veinlets and alteration zones, no significant assays results returned.

Table 9-6
Significant Assays for the Rock Sampling in the Ericka Area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MEK-50	0.3	JKdiFmSC/Zn de Ox c/Vt mm de Qz	0.02	0.2	0.0106	0.0002	0.0037
MEK-87	0.2	Vt Qz bco lechoso, Sil M-S, Ox en fract W, Vt Qz+Cca, FeO Mn(Vt de 6 cm espesor), (NW16°SE, 80°NE)	0.31	26	0.0156	<0.0002	0.0027
MEK-88	0.06	Vt Qz bco lechoso, Sil S, Ox en fract W, Qz-Cca (NW15°SE, 84°NE)	0.08	12	0.0045	<0.0002	0.0021
MEK-91	0.2	Vn Qz bco lechoso c/Cca, Ox en fract, FeO Hem W, Mn Pirulosita, (Rumbo N franco, 80° E estruc, Veta 20 cm de espesor	1.11	10	0.0012	<0.0002	0.0007
MEK-92	0.75	Vn Qz bco c/Cca, Ox en fract inc, Sil M-S, traz de Mn (Rumbo NW35°SE, 75°E)	0.15	55	0.0032	<0.0002	0.0016
MEK-93	0.3	Vn Qz bco lechoso, Ox en fract inc, Sil M-S, traz Hem y Mn, traz de arg (Rumbo NW20°SE, 67°E)	0.11	3	0.0011	<0.0002	0.0008
MEK-94	0.5	JKaFmSC txt Fg-Mg, Vl Qz bco (2cm), FeO Hem traz, Ox en fract inc, Sil M (Rumbo NW25°SE, 75°NE)	<0.005	2	0.0008	<0.0002	0.0036
MEK-95	0.65	Vn Qz c/FeO Hem M, Ox en fract W, arg M, txt Mg (SW80°NE, 80°NW 15 cm de espesor veta)	0.21	13	0.0032	<0.0002	0.0029
MEK-97	0.5	JKdiFmSC txt Mg, Ox M en fract, FeO Hem M, Vl Qz bco trasl-Cca, traz de Py (Rumbo SE30°NW)	0.1	8	0.0029	<0.0002	0.0024
MEK-98	0.45	JKdiFmSC txt Mg, Ox W, FeO Hem M, arg w, traz de Qz	0.15	9	0.0111	<0.0002	0.0042
MEK-99	0.3	Vt Qz c/FeO Hem y Ox en fract, Qz bco-Cca, traz de prop (Rumbo SE35°NW)	0.2	14	0.0061	<0.0002	0.0038
MEK- 100	0.7	Vt Qz+Cca, Ox en fract, traz de FeO Hem y Mn	0.39	18	0.003	<0.0002	0.0017

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Table 9-7
Significant Assays for the Rock Sampling in the Belen Area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MB 60	0.5	JKdiFmSC txt Mg, arg W, Ox M,	0.01	<0.2	0.0002	<0.0002	0.0017
MB-61	0.35	Zn Ox M, traz de Qz, arg W	0.06	2	0.0003	<0.0002	0.001
MB 62	0.25	Vn Qz-Cca c/arg W, Ox W en fract, Sil M-S	0.02	2	0.0002	<0.0002	0.0005
MB 63	0.55	Zn arg M, Ox M c/ traz de FeO W, txt Mg	0.06	0.3	0.0003	<0.0002	0.0046
MB 64	0.25	JKdiFmSC txt Mg, prop W, Sil W, Ox en fract, traz FeO Mn	0.11	0.2	0.0002	<0.0002	0.0011
MB 65	0.5	Vl Cca-Qz, txt Mg, Ox en fract W, FeO W, arg inc	0.01	<0.2	0.0001	<0.0002	0.0009
MB 66		JKdiFmSC txt Mg, Cca en matriz, traz Qz, Ox W, arg W	0.2	3	0.0002	<0.0002	0.0008
MB 67	0.2	JKdiFmSC txt Fg, Vt mm Qz, Ox en fract W, FeO W, prop W	<0.005	<0.2	0.0047	<0.0002	0.0025
MB 68	0.8	JKdiFmSC txt Mg, Ox en fract W, arg W, prop W	0.02	<0.2	0.0029	<0.0002	0.0044
MB 69	0.25	JKdiFmSC txt Fg-Mg, Sil W-M, Ox en fract W, traz de arg, prop W	<0.005	<0.2	0.0002	<0.0002	0.001
MB 70	0.4	JKdiFmSC txt Mg, traz Ox, Vt mm Cca, prop W	0.02	<0.2	0.0061	<0.0002	0.0051
MB 71	0.25	JKdiFmSC txt Fg-Mg, Sil W-M, Ox en fract W, prop W	<0.005	<0.2	0.003	<0.0002	0.0035

Table 9-8
Significant Assays for the Rock Sampling in the Ana Area

Sample ID	Width (m)	Description	ALS Lab.
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MA-5	0.2	Vn ANA. Qz TRASL-BCO. OX EN FRACT W-M. TXT VESICULAR-VUGGY.	0.2	31	0.0003	<0.0002	0.0021
MA-13	0.15	Vn Qz TRASL. OX EN FRACT M-S.	0.34	1	0.0033	<0.0002	0.0031
MA-16	0.15	Vn Qz TRASL. CON OX EN FRACT. OX W-M.	0.11	2	0.0017	<0.0002	0.0032
MA-19	0.3	Vn Qz TXT SACAROIDE Y PEQUEÑAS Bx AL BAJO. FEO DISS MODERADO.	1.16	19	0.0011	<0.0002	0.002
MA-20	0.25	MTRA AL ALTO DE Vn. ANDESITA Mg. Ox S. Ox Feo + LIMONITA. Vt mm Qz TRASL.	0.32	8	0.0057	<0.0002	0.0068
MA-21	0.25	Vl AL BAJO DE Vn. DESPRENDIMIENTO Vl Qz Bco-trasl. TXT Bx. Feo S. CON ESCASO BOX WORD.	0.25	6	0.0016	<0.0002	0.0052
MA-26	0.2	Vn ANA. TXT BAN-MSV. Qz TRASL-BCO. OX FRAC W- M. SIL M.	0.1	70	0.0003	<0.0002	0.0012
MA-28	0.7	Vn Qz BCO. OX W. POS SULF DE ARG.	0.86	7	0.0002	<0.0002	0.0015

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Figure 9-12 Surface Map showing location of Trenches completed on the Ericka Vein.

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Bolañitos South

In 2013, reconnaissance mapping and sampling was conducted in the southern part of the Bolañitos Project area (Figure 9-13). This zone covers the La Joya South, Puertecito, San Cayetano and Siglo XX veins system; the first three belongs to Mina Bolañitos and the last one belongs 100% to the subsidiary of Endeavour Silver, Compañía Minera del Cubo (CMC).

Since most of the previous activities were conducted on the CMC ground, these activities were reported in Section 9 of the Technical Report Resource and Reserve Estimates for the el Cubo Mines Project, dated March 31, 2014.

Figure 9-13 Surface Map of the Bolañitos South area.

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10.0	DRILLING

10.1	GENERAL DISCUSSION

10.1.1	Underground Drilling Procedures

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. The drilling design is to avoid intercepts with angles less than about 35° to the target, and most are between 40° and 90°. Drill holes are typically NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver's geologists.

Then the hole is surveyed using a Reflex multi-shot down-hole survey instrument at 12 m and then each 50m until the end of the hole. Holes less than 50m were surveyed at 12m and 30m. The survey data obtained from the drill hole are transferred to the databases.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

The core is cut in half with a diamond bladed saw.

The core storage facilities at the Bolañitos Project are well protected by high level security fences and are under 24-hour surveillance by security personnel.

10.1.2	Underground Core Logging Procedures

The logging is conducted using an Excel template and then is stored in the databases. Only one person can be adding data to a project's database at any time.

10.1.3	Surface Drilling Procedures

The drilling and core logging procedures, usually accepted and established in the Procedures Manual of Exploration are summarized as:

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•	Once a drilling program is developed has to be reviewed and approved by the management of Endeavour Silver.

•	To develop this program it’s necessary to have the approval of the environmental authorities (Semarnat).

•	The drill pads are marked and constructed according to a drilling program that previously was approved.

•	Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 30º.

•	Drill holes must go through the targeting zone and its extended an average of 50 m, to avoid possible changes on the dip of the structure.

•	Drill holes are typically HW to NW size in diameter.

•	The drill rig it’s installed under a strict control by the staff of Endeavour Silver, registering the azimuth, inclination and relative position to the drilling program.

•

During the drilling advance, the trajectory of the drill hole it’s controlled through an electronic instrument equipped with a pair of accelerometers that measure the azimuth and inclination of the drill hole (Reflex), these survey measurements are made at 50 m intervals from the collar to the bottom and one extra in the mineralized zone. The survey data are sent to the office and thence to the Vulcan mine planning software and AutoCAD databases.

•	True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

•	Drill core is collected daily and carried to the core logging facilities, always under supervision of the Endeavour Silver’s geologist.

•

The core storage facilities at Bolañitos are well protected by high level security fences and are under 24 hours surveillance by security personnel. This arrangement minimizes any possibility of tampering with the dill cores.

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10.1.4	Surface Core Logging Procedures

In 2013, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects. In which all the geological and mechanical characters are collected and saved, with the purpose that this data it’s converted in a permanent and reliable information.

The configuration setup by Century Systems Technologies Inc. was previously selected for this purpose (Figure 10-1). Century was chosen because it directly interfaces with other software such as Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

•	DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Windows 7 computer.

•	DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client to move data back and forth between the local computer and the server(s).

Figure 10-1
Century’s Configuration for Drill Hole Data Collection for the Bolañitos Project

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In 2008, Endeavour Silver established logging codes and other database organization protocols and implemented the Century data collection and data management system at the Guanajuato properties.

Each project is captured into a DHLogger stand- alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

The data are captured at the Project or in the office and the database files can be posted to a secure area in the office for others to copy to their computer and view

10.2	2013 Surface and Underground Drilling Program and Results

10.2.1	2013 Underground Program

In 2013, underground exploration drilling at Bolañitos focused on exploring the Lana, Daniela and Bolañitos veins. A total of 6,728m were drilled spanning 47 drill holes. A total of 2,638 samples were collected and submitted for assay. Underground exploration drilling undertaken since January, 2013 is summarized in Table 10-1.

Table 10-1
2013 Underground Drilling

Vein Target	Number of Holes	No. Metres
Lana	13	2,008
Daniela	30	4,255
Bolañitos	4	465
Total	47	6,728

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Figure 10-2 Plan view showing the location of the 2013 underground drilling.

10.2.2	Lana Vein

Drilling on the Lana Vein comprised 13 holes (LAU13- 10 to LAU13- 22) for a total of 2,008m. Drilling was done from stations 19 and 25, Figure 10- 2.

From Station 19, seven holes, LAU13-10 through LAU13-16, were drilled to infill the central and northern areas of the Lana Vein. Four holes (10, 12, 13 and 16) returned positive results with mineralized intersections more than 2.0m in width.

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From Station 25, six holes LAU13-17 through LAU13-22, were drilled to infill the northern area of the Lana Vein to check the continuity of mineralization. Results showed an average width of about 1.1m with good silver values, Figure 10-3.

Results of the Lana Vein drilling is shown in Table 10-2.

Table 10-2
2013 Lana Vein Results

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Figure 10-3 Lana vein drill hole LAU13-20, 1.10 m @ 5.79 Au gpt y 437 Ag gpt.

10.2.3	Daniela Vein:

Drilling on the Daniela vein comprised 30 holes for a total of 4,255m. Drilling was done from stations 22, 23 and 26, Figure 10- 2 and Table 10- 3.

From Station 22, eleven holes, DAU13-06 through DAU13-16, were drilled to test the northern extension of the Daniela vein. Seven holes returned positive results with mineralized intersections from 1.5 to more than 3.0m in width. The remaining four holes did not intersect economic mineralization.

From Station 23, fourteen holes DAU13-17 through DAU13-30, were drilled on the northern side of the Daniela vein to check the continuity of mineralization. Six holes returned positive results with mineralized intersections of approximately 1.0m. The remaining eight holes intersected zones of quartz veining but generally no economic zone could be defined.

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In Station 26, five holes DAU13-31 through DAU13-35, were drilled on the southern flank of the Daniela vein to check the continuity of mineralization at depth. This drilling returned negative results. One hole returned economic values gold but not silver.

Table 10-3
2013 Daniela Vein Results

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10.2.4	Bolañitos Vein:

Drilling on the Bolañitos vein comprised four holes, BU13-01 to BU13- 04, for a total of 465.5m. Drilling was done from Station 11, Figure 10- 2 and Table 10- 4.

Two of the four holes returned positive values, BU13-01 and BU13-04 (Figure 10- 4) while BU13-2 and BU13- 3 did not encounter significant values.

Table 10-4
2013 Bolañitos Vein Results

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10.2.5	2013 Surface Drilling Program

In 2013, Exploration Drilling at the Bolañitos Project was focused on the Belen (Belen, Ericka and Realito) and La Luz System (La Luz and Plateros) areas.

10.2.5.1. 2013 Belen Surface Diamond Drilling Program

In January, 2013, surface diamond drilling resumed on the Belen area, including the Belen, Ericka, Realito veins, using one Layne drill rig. By the end of February, 2013, Endeavour Silver had completed a total of 3,022.30 m in 12 holes (Table 10-5 and Figure 10-5).

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Table 10-5
2013 Summary of the Belen Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
EK3-2	55 º	-57 º	HQ	416.8	9/12/2012	12/1/2013
EK3-3	55 º	-72 º	HQ	292.55	12/1/2013	16/01/2013
EK9-1	55 º	-45 º	HQ	270.65	17/01/2013	21/01/2013
EK10-2	55 º	-45 º	HQ	301.4	21/01/2013	26/01/2013
BL20-1	55 º	-57 º	HQ	271.55	26/01/2013	30/01/2013
RT2S-1	25 º	-50°	HQ	194.55	31/01/2013	3/2/2013
RT2S-2	25 º	-78°	HQ	143	3/2/2013	5/2/2013
RT3S-1	90 º	-45°	HQ	155	6/2/2013	8/2/2013
RT3S-2	25 º	-57°	HQ	228.3	8/2/2013	11/2/2013
WT13-01	270 º	-45°	HQ	301.4	12/2/2013	16/02/2013
WT13-02	90 º	-50°	HQ	176	17/02/2013	19/02/2013
WT13-03	90 º	-70°	HQ	271.1	19/02/2013	23/02/2013
Total				3,022.30

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Figure 10-5 Surface Map showing completed drill holes in 2011 & 2012 (gray) and 2013
(black) on the Belen Area.

The target of this drilling program was to complete the definition of the Ericka vein and to explore the Realito and other secondary structures on the Belen area. The results of these drill holes were negative, confirming that only the south part of the Belen vein is continuous.

Drilling highlights include 431 g/t silver and 7.74 g/t gold over 1.74 m true width for the Ericka vein in Hole EK10-2. No significant assays results returned for the Realito and Fw of Belen veins.

Drilling results are summarized in Table 10-6.

The Belén vein intercepts are shown on the longitudinal section in Figure 10-6, and intersection points for the Ericka vein are shown on the longitudinal section in Figure 10-7.

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Figures 10-8 and 10-6 depict typical cross-sections showing several of the holes drilled to test the Belén and Ericka veins in the Belén area.

Table 10-6
Surface Drill Hole Assay Summary for Intercepts of the Belen area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
BL20- 1	Veinlet	98.8	100.2	1.4	0.57	1	0.23
	Fault	178.8	179.4	0.6	0.39	0.2	<0.005
EK3-2	Ericka Vein (?)	177.35	178.7	1.35	1.24	8	0.09
EK3-3	Ericka Vein	181.8	182.95	1.15	1.11	10	0.22
EK9-1	Ericka Vein	157.95	159.6	1.65	1.59	38	0.4
EK10-2	Ericka Vein	175.65	177.5	1.85	1.74	431	7.74
	Including	176.35	176.7	0.35	0.33	1,640	23.8
RT2S-1	Veinlet (V1)	28.95	29.3	0.35	0.3	296	2.56
	Vein (V2)	41.05	41.6	0.55	0.48	119	9.8
	Realito Vein (veinlet)	63.5	63.8	0.3	0.21	6	0.48
	Veinlet	134.45	134.75	0.3	0.26	80	1.26
RT2S-2	Veinlet (V1)	41.45	41.75	0.3	0.15	226	17.3
	Veinlet	71.9	72.85	0.95	0.78	0.3	0.01
	Vein (V2)	80.9	81.15	0.25	0.14	1	0.2
	Realito Vein (veinlet)	111.4	111.7	0.3	0.15	0.3	0.12
RT3S-1	Veinlet (V2)	38.65	38.9	0.25	0.11	117	1.69
	Realito Vein (vein)	98	98.75	0.75	0.57	<0.2	<0.005
	Veinlet	120.75	121.45	0.7	0.35	<0.2	<0.005
	Veinlet	147.8	148.05	0.25	0.16	15	0.38
RT3S-2	Vein (V1)	64.95	66	1.05	0.8	102	0.64
	Veinlet (V2)	98.6	98.95	0.35	0.2	8	1.22
	Realito Vein (veinlet)	146.5	147.8	1.3	0.92	0.3	<0.005
	Veinlet	220.9	221.2	0.3	0.13	8	0.14
WT13-01	Fault	171.3	171.6	0.3	0.15	0.2	<0.005
	Vein	220.35	220.75	0.4	0.31	15	0.66
WT13-02	Vein (V1)	78.25	80.5	2.25	1.92	9	0.5
	Fw Belen ? (Vein)	140.4	144.4	4	1.86	1	0.1
WT13-03	Veinlet	80	80.7	0.7	0.24	4	0.09
	Veinlet (V1) Veinlet	107.05 115.75	107.45 116.1	0.4 0.35	0.26 0.22	2 3	0.13 0.2
	Fw Belen ? (Breccia)	218.7	219.5	0.8	0.52	2	0.03
	Veinlet	256.5	256.9	0.4	0.33	6	0.19

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Figure 10-6 Longitudinal Section (Looking NE) showing intersection points on Belen Vein.

Figure 10-7 Longitudinal Section (Looking NE) showing intersection points on Ericka Vein.

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Figures 10-8 & 10-9 Cross Sections through Hole BL20-1 drilled to test the Belen vein and section EK10-1 & EK10-2 drilled to test the Ericka vein in the Belen area.

10.2.5.2.	2013 La Luz System Surface Diamond Drilling Program

In February, 2013, follow-up surface diamond drilling resumed in the La Luz vein area with one drill rig provided by Layne. At the end of the program, Endeavour Silver had completed a total of 9 holes in 2,643.75 m in Plateros vein area and a total of 9,670.85 m in 30 holes in La Luz vein area (Table 10-7, Table 10-8 and Figure 10-10).

Table 10-7
2013 Summary of La Luz Surface Diamond Drilling for Plateros vein

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
PL04- 2	225 º	-53 º	HQ	261.45	12/12/2013	9/1/2013
PL05- 1	250 º	-45 º	HQ	237.25	9/1/2013	13/01/2013
PL05- 2	246 º	-52 º	HQ	249.4	13/01/2013	17/01/2013
PL05- 3	243 º	-56 º	HQ	289.3	17/01/2013	22/01/2013
PL03- 1	196 º	-45 º	HQ	231	22/01/2013	26/01/2013
PL06- 1	112 º	-72 º	HQ	237.45	26/01/2013	30/01/2013
PL11- 1	54 º	-65 º	HQ	432.7	21/10/2013	28/10/2013
PL15- 1	39 º	-51 º	HQ	340.95	28/10/2013	2/11/2013
PL18- 1	43 º	-59 º	HQ	364.25	3/11/2013	8/11/2013
Total				2,643.75

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Table 10-8
2013 Summary of La Luz Surface Diamond Drilling for La Luz vein

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
LZ40-1	90 º	-45º	HQ	288.95	30/01/2013	4/2/2013
LZ40-2	90 º	-65°	HQ	374.7	4/2/2012	11/2/2013
LZ40-3	90 º	-78°	HQ	405.25	11/2/2013	18/02/2013
LZ38-1	90 º	-58°	HQ	362.45	18/02/2013	27/02/2013
LZ38-2	90°	-66 º	HQ	411.3	26/02/2013	5/3/2013
LZ36-1	85°	-75 º	HQ	353.4	5/3/2013	11/3/2013
LZ36-2	85°	-88 º	HQ	427.8	11/3/2013	18/03/2013
LZ42-1	90°	-55 º	HQ	380.75	18/03/2013	24/03/2013
LZ44-1	84º	-45 º	HQ	438.65	25/03/2013	1/4/2013
LZ42-2	90°	-75°	HQ	173.4	2/4/2013	5/4/2013
LZ44-2	90°	-47°	HQ	310.4	5/4/2013	10/4/2013
LZ46-1	90°	-89°	HQ	197.9	10/4/2013	13/04/2013
LZ47-1	345°	-71°	HQ	216.05	13/04/2013	16/04/2013
LZ51-1	70°	-63°	HQ	191.75	17/04/2013	19/04/2013
LZ52-1	19°	-62°	HQ	233.4	20/04/2013	23/04/2013
LZ50-1	50°	-64°	HQ	182.55	23/04/2013	25/04/2013
LZ49-1A	131°	-49°	HQ	105.85	26/04/2013	27/04/2013
LZ49-1	131°	-49°	HQ	234.9	27/04/2013	30/04/2013
LZ48.5- 1	90 º	-82 º	HQ	176.45	30/04/2013	2/5/2013
LZ18-1	89 º	-46 º	HQ	434.8	3/5/2013	10/5/2013
LZ18-2	88 º	-51 º	HQ	438.55	10/5/2013	17/05/2013
LZ19.5- 1	81 º	-51 º	HQ	405.1	18/05/2013	25/05/2013
LZ17-1	101 º	-50 º	HQ	480.6	26/05/2013	3/6/2013
LZ22-1	85 º	-46 º	HQ	328.1	4/6/2013	9/6/2013
LZ23-1	67 º	-63 º	HQ	347.15	10/6/2013	15/06/2013
LZ26-1	84 º	-62 º	HQ	167.1	16/06/2013	19/06/2013
LZ25-1	171°	-79 º	HQ	247.3	19/06/2013	23/06/2013
LZ22-2	86 º	-76 º	HQ	415.2	9/11/2013	19/11/2013
LZ19-1	86 º	-66 º	HQ	478.45	20/11/2013	30/11/2013
LZ17-2	88 º	-57 º	HQ	462.6	30/11/2013	10/12/2013
Total				9,670.85

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Figure 10-10 Surface Map showing completed drill holes in the La Luz Area.

The La Luz vein and some minor splays primarily consist of quartz (white to translucent) +/- calcite with minor amethyst. Greenish-yellow sericite occurs locally and bladed calcite replaced by quartz is rare. Colloform banding was observed in some intercepts. The vein is also commonly brecciated, especially at depth, consisting mainly of subangular fragments of andesite hosted in quartz. Sulphide mineralization includes fine disseminated pyrite, up to 2%, argentite (<1%) and traces of pyrargyrite.

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In the southern part of the La Luz vein area, the Plateros vein was intercepted in the hanging wall of the La Luz vein. The Plateros is comprised of quartz (white to translucent) +/- calcite with colloform banding and minor brecciation. Drusy and sugary textures are observed in places and bladed calcite is rare. Sulphides consist of fine disseminations and narrow bands of pyrite (1 -  3%), argentite (<2%) and traces of pyrargyrite.

In the upper elevations of the La Luz area, the host rock for the La Luz vein is andesite from the La Luz Formation (JKa-FmL). The host rock for the Plateros vein is also the La Luz Formation (JKa-FmL).

In deeper holes, the La Luz vein occurs along a fault contact which separates the La Luz Formation (JKa-FmL) from the underlying shales and volcanics of the Esperanza Formation (JKsh-FmE).

Drilling highlights for the Plateros vein include 244 g/t silver and 1.24 g/t gold over 2.41 m true width in hole PL04-2, 134 g/t silver and 0.62 g/t gold over 6.00 m true width in hole PL05-2, 159 g/t silver and 2.44 g/t gold over 3.80 m in hole PL05-3 and 144 g/t silver and 0.85 g/t gold over 13.01 m true width in hole PL06-1.

Significant assays returned for intercepts on the La Luz vein, mainly in the central part of the area, including: 120 g/t silver and 2.21 g/t gold over 7.85 m true width in hole LZ18-1 and 133 g/t silver and 1.29 g/t gold over 1.51 m true width in hole LZ22-2.

Drilling results are summarized in Table 10-9 and Table 10-10.

The Plateros vein intercepts are shown on the longitudinal section in Figure 10-11.

The La Luz vein intercepts are shown on the longitudinal section in Figure 10-12.

Figures 10-13 through 10-13 depict typical cross-sections showing several of the holes drilled to test the Plateros and La Luz vein structures in the La Luz area of Guanajuato.

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Table 10-9
Surface Drill Hole Assay Summary for Intercepts of the Plateros vein area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PL03-1	Plateros Vein	167.55	169.15	1.6	0.92	25	0.1
PL04-2	Plateros Vein	164.95	168.4	3.45	2.41	244	1.24
	Including	168	168.4	0.4	0.35	360	2.48
PL05-1	Plateros Vein	138.8	143.1	4.3	2.15	1	0.02
PL05-2	Plateros Vein	166.9	178.9	12	6	134	0.62
	Including	175.85	177	1.15	0.58	339	0.61
PL05-3	Plateros Vein	210	221.1	11.1	3.8	159	2.44
	Including	218.55	219.15	0.6	0.21	221	5.09
PL06-1	Plateros Vein	130.6	144.8	14.2	13.01	144	0.85
	Including	142.75	143.45	0.7	0.63	304	1.75
	Plateros Vein (Fw)	146.3	160.5	14.2	10.88	69	1.56
	Plateros Vein (Fw) Composite	146.3	152.05	5.75	4.4	124	3.45
	Including	150.1	150.8	0.7	0.54	224	7.46
PL11-1	Plateros Vein ?	242.3	242.8	0.5	0.25	37	0.16
	Fatima Vein ?	306.2	317.3	11.1	7.13	1	0.12
PL15-1	Fatima Vein ?	263.2	267.5	4.3	3.99	1	0.03
PL18-1	Fatima Vein ?	318.45	319.55	1.1	0.76	7	1.92

Table 10-10
Surface Drill Hole Assay Summary for Intercepts of the La Luz vein area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
LZ17-1	La Luz Vein	428.75	432.75	4	3.06	65	2.1
	La Luz Composite	429.45	432.05	2.6	1.99	94	2.61
	Including	431.25	432.05	0.8	0.61	116	4.25
LZ17-2	La Luz Vein	412.75	419.55	6.8	5.87	173	4.4
	La Luz Composite	412.75	419.15	6.4	5.54	183	4.57
	Including	417.2	417.55	0.35	0.3	2330	2.87
LZ18-1	La Luz Vein	381.1	389.8	8.7	8.18	116	2.15
	La Luz Composite	381.1	389.45	8.35	7.85	120	2.21
	Including	381.55	382.3	0.75	0.7	398	3.28
LZ18-2	La Luz Vein	394.35	402.7	8.35	7.72	61	2.27
	La Luz Composite	394.35	400.7	6.35	5.91	75	2.89
	Including	399.95	400.7	0.75	0.68	224	4.51
LZ19-1	La Luz Vein	425.65	430.75	5.1	3.91	2	0.3
LZ19.5-1	La Luz Vein	371.95	374.1	2.15	2.08	4	0.03
LZ22-1	La Luz Vein	253.5	265.6	12.1	9.96	4	0.07
LZ22-2	La Luz Vein	364.25	366.55	2.3	1.51	134	1.29

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	Including	365.1	365.4	0.3	0.2	272	4.41
LZ23-1	La Luz Vein	268.1	271.6	3.5	3.24	13	0.07
LZ25-1	La Luz Vein	144.3	151.5	7.2	5.52	6	0.12
LZ26-1	Veinlet	101.2	101.5	0.3	0.19	2	0.02
	Vein	109.75	110.35	0.6	0.53	2	0.13
LZ36-1	La Luz Vein	252.45	253.5	1.05	0.48	9	0.2
LZ36-2	La Luz Vein	338.85	339.5	0.65	0.32	1	0.06
LZ38-1	La Luz Vein	249.7	252.85	3.15	2.73	6	1.84
	La Luz Composite	250	251.85	1.85	1.6	8	2.74
	Including	250	250.5	0.5	0.43	8	3.22
LZ38-2	La Luz Vein	281.7	284.55	2.85	2.18	2	0.74
LZ40-1	La Luz Vein	233.5	235.5	2	1.82	4	0.17
LZ40-2	La Luz	280.65	284.5	3.85	2.36	2	0.19
LZ40-3	La Luz Vein	333.55	339.35	5.8	4.92	1	0.24
LZ42-1	La Luz Vein	299.55	300.75	1.2	1.16	38	0.71
LZ42-2	La Luz Vein	111.6	115.35	3.75	2.87	28	0.29
LZ44-1	La Luz Vein	372.85	373.75	0.9	0.78	4	0.32
LZ44-2	La Luz Vein	118.1	119.25	1.15	1.08	0.3	<0.005
LZ46-1	La Luz Vein	115.35	118.85	3.5	2.63	52	0.41
	La Luz Composite	114.5	117.4	2.9	2.22	86	0.49
	Including	115.35	116	0.65	0.5	187	0.56
LZ47-1	La Luz Vein	122.45	127.6	5.15	3.37	10	0.35
LZ48.5-1	La Luz Vein	111.2	113.2	2	1.29	124	5.45
	La Luz Composite	110.45	113.2	2.75	1.77	92	4.11
	Including	112.2	112.9	0.7	0.45	263	10.65
LZ49-1A	No Vein Intecept	Abandoned Hole
LZ49-1	La Luz Vein	159.7	160.15	0.45	0.39	7	0.03
LZ50-1	La Luz Vein	96.55	97.35	0.8	0.69	1	0.22
LZ51-1	La Luz Vein	Old Working
LZ52-1	La Luz Vein	129.4	129.65	0.25	0.23	119	0.31

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Figure 10-11 Longitudinal Section (Looking NE) showing intersection points on Plateros Vein

Figure 10-12 Longitudinal Section (Looking East) showing intersection points on La Luz Vein

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Figures 10-13 & 10-14 Cross Sections through Holes PL04-1 & PL04-2 and PL05-1, PL05-2
& PL05-3 drilled to test the Plateros vein in the La Luz area

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Figures 10-15 & 10-16 Cross Sections through Holes LZ18-1 & LZ18-2 and LZ22-1 &
LZ22-2 drilled to test the La Luz vein in the La Luz area

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Method and Approach

A description of Endeavour Silver’s sampling method and approach for the Bolañitos Mine was provided in previous Technical Reports by SRK Consulting (2008) and Micon (2009, 2010, 2011 and 2012). There have been no material changes to the sampling method and approach since the publication of the 2012, Micon report. However, for completeness of this report, the description from the March, 2012, report has been excerpted, summarized and edited where appropriate.

11.1.1	Underground Samples

11.1.1.1.	Channel Sampling Procedures

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3m intervals along lode drives. The sample weights were known to be low and representivity was not assured; furthermore, the laboratory results were not subject to quality control. The historical results have been useful in confirming the presence of mineralization, however the grades themselves are considered to have low confidence. Endeavour Silver has re- sampling certain blocks in order to confirm mineralization and grades and plan with more confidence.

Endeavour Silver conducts underground development and continuous level back mapping to guide both the development and sampling crews and to facilitate the interpretation of the sampling results. Chip sampling is the prime sampling methodology used for differentiating between waste and ore at each mine.

In 2013, there was a shift in mining methodology from traditional cut and fill to longhole methods. By the end of 2013 all production stopes were being done using longhole methods, Figure 11-1.

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Figure 11-1 Longhole drilling in the Rebaje 2224 Veta Karina.

Prior to 2013 there were more cut and fill stopes. These stopes were sampled regularly following each cut. Below is a description of the chip sampling methodology currently used in the development sills and previously in the cut and fill stopes.

Chip channel sampling is conducted under the supervision of a mine geologist.

Channel sampling procedures are generally described as follows:

1.	The back or production face is washed prior to taking the sample.

2.	A chip sample profile approximately 15 cm to 20 cm wide is marked across the face to be sampled, using water based paint.

3.

Depending on lithological boundaries, sample lengths varying from 0.3 m to 2.5 m are marked along the channel. The differentiation between sample limits is similar to that described for core samples. The sampler records a brief description of the sample in a note book.

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4.

Using a hammer and chisel, a sample is chipped from the profile in a systematic manner to achieve a fair representation. The chips are collected in a pan before being bagged and ticketed. The sample site is numbered for future reference.

5.	Where the roof of the drive/stope is too high, a ladder/sampling platform is used in conjunction with a 1.5 m to 2 m long jumper rod as a chisel.

6.	The spacing between channels is 2.5 m and is considered adequate to cope with local variations and/or short range variability within the deposit.

7.	The position of the channel is offset and referenced from an existing survey peg. Only the top part of the channel is actually surveyed.

8.

Sample crews have been instructed to collect a duplicate sample after every 20 samples, as part of the QA/QC measures. Also, a chip blank sample is taken every 50 samples. However, this protocol has yet to be completely adopted by Guanajuato’s sample crews.

9.	Back and stope faces are washed prior to taking the samples. A chisel is used in the harder zones of the vein, with a pneumatic hammer used for the remaining portion

Chip and drill hole samples along with mill feed belt samples, are prepared at the in-house laboratory located on-site at the Bolañitos mine.

11.1.1.2.	Underground Drill Sampling

All of Endeavour Silver’s underground drill core samples that were collected as part of the 2007 through 2013 exploration programs, were bagged and tagged at the Cebada mine exploration office and shipped to the ALS-Chemex (ALS) assay laboratory in Guadalajara, Mexico.

Upon arrival at ALS, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

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The analytical procedure for the gold and silver mineralization is a fire assay followed by a gravimetric finish. A 50 g nominal pulp sample weight is used.

The turn-around time required for analyses has typically been from 2 to 4 weeks.

11.1.2	Surface Exploration Samples

All of Endeavour Silver’s surface exploration samples of rock and drill core were bagged and tagged at the Guanajuato warehouse and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm ( -10 mesh). A sample is then split through a riffle splitter and a 250 g split is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits.

The assays for evaluation of higher-grade silver (+/- gold) mineralization is optimized for accuracy and precision at higher concentrations. All Endeavour Silver samples originally assaying >20 ppm for silver are then re-assayed using fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.05 to 1,000 ppm for the gold assay and 5 to 10,000 ppm for the silver assay.

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As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

The analysis procedures are summarized in Table 11-1.

Table 11-1
Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Ag	Aqua Regia and AA analysis	0.2 ppm	100 ppm	AA45AG
	Au, Ag (Samples >20ppm Ag AA45AG)	Fire Assays and Gravimetric Finish	0.05 ppm Au/ 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au,Ag ME-GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
Soil	Au	Aqua Regia and ICP-MS Finish	0.001 ppm	1 ppm	TL42-PKG Au-TL42 + ME-MS41
	Multielements (51 Elements)	Aqua Regia and ICP-MS and ICP- AES Finish	0.002 ppm Ag / 0.01 ppm Cu, Pb and Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn

AA	Atomic Absorption
ICP-MS	Inductively Coupled Plasma MassSpectrometer
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectrophotometry
GRA	Gravimetric

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of ALS’ accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/.

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In 2013, the turn- around time required for analyses was typically less than 2 weeks.

11.2	Quality Control / Quality Assurance (QA/QC) Program

Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assay procedures, including duplicates, standards, blanks and check analyses to monitor the integrity of assay results.

11.2.1	Underground Production

The QA/QC for production samples involves duplicate assays on pulp, rejects, mine duplicate samples and in -house prepared blanks and commercially prepared control samples. A submission rate of about 7.5% of production grade control samples were submitted for re-assay during 2013 (Table 11-2). The equivalent of 5% were blanks and 17% Standards.

Table 11-2
QA/QC data collected

Sample Type	No. of Samples	Percentage (%)	Submission Rate (%)
Normal	23,292	68.8%
Blanks	1,201	3.5%	5.2%
Standards	4,020	11.9%	17.3%
Duplicate-Pulp	1,795	5.3%	7.7%
Duplicate-Reject	1,761	5.2%	7.6%
Duplicate-Mine	1,809	5.3%	7.8%
Check assays	0	0.0%	0.0%
Total	33,878	100%

11.2.1.1.	Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

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No check assays from mine exploration were sent to secondary labs for analysis in 2013.

11.2.1.2.	Precision Demonstrated by Duplicate Results

A program of collecting and resubmitting pulp and reject duplicates along with collecting duplicate mine samples, has been in place at the Bolañitos mine since Endeavour began operations in 2007. This procedure continued throughout 2013. A total of 1,761 coarse rejects, 1,795 pulp samples were collected from the mine production sampling and resubmitted for analysis during 2013 (Table 11-2). This represents approximately 7.5% of the total production samples collected. In addition to the selection of production pulps and rejects, duplicate field samples were also collected in the form of underground chip samples. A total of 1,809 samples were collected in 2013 from underground sampling.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or, in some cases, both.

Min-Max plots are used to measure analytical precision. If no more than 10% of the duplicate pairs plot outside the pre-defined error limits, the pots are considered acceptable. Error limits are defined using relative error (RE) defined as the pair difference divided by the pair mean.

On the Min-Max plots, relative error limit is indicated by the slope of a line. The defined error limits for field, reject, and pulp duplicates are:

•	10% RE for pulp duplicates,

•	20% RE for coarse rejects, and

•	30% RE for field samples.

A constant C is added to the detection limit so the limit does not pass through the origin. The Bolañitos Lab detection limits for silver and gold are 5 g/t Ag and 0.033 g/t for Au. The constant used was three times the detection limit, 15 g/t for silver and 0.1 g/t for gold.

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Min Max plots for duplicate samples are shown in Figure 11-2 through Figure 11-7 and represent all samples collected in 2013.

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Pulp Duplicate Pair Max-Min - Gold
40% Failure Rate
Maximum Gold g/t
Minimum Gold g/t
0
5
10
15
20
25
30
35
40
45
50
0
10
20
30
40
50
Au g/t, n = 1795
y=x
Error Limit
Failures, n = 712

Figure 11-3 Performance of Pulp Duplicate - Gold

Reject Duplicate Pair Max-Min - Silver
16% Failure Rate
Maximum Silver g/t
Minimum Silver g/t
0
100
200
300
400
500
600
0
100
200
300
400
500
600
Ag g/t, n = 1795
y=x
Error Limit
Failures, n = 289

Figure 11-4 Performance of Reject Duplicate - Silver

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Silver pulp duplicate pairs results show 180 failures for an error rate of 10% (Figure 11-2). Gold pulp duplicate pair results show 712 failures for an error rate of 40% (Figure 11-3).

Silver reject duplicate pairs results show 289 failures for an error rate of 16% (Figure 11-4). Gold reject duplicate pair results show 652 failures for an error rate of 36% (Figure 11-5).

Silver mine duplicate pairs results show 768 failures for an error rate of 42% (Figure 11-6). Gold mine duplicate pair results show 823 failures for an error rate of 51% (Figure 11-7).

The duplicate data for silver pulps and rejects is reasonably precise. Duplicate data for gold and underground mine duplicates show a lack of precision. This could be due to higher variability at lower grades and the fact that precision generally worsens near the origin.

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11.2.1.3.	Blank Performance

Currently, blanks are inserted at the frequency of 1 to 2 samples per day. Blanks are made from silica rock purchased locally. This material is usually of sufficiently low silver grade to be useful in detecting laboratory errors; however, there is always the possibility of that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

In 2013 1,201 coarse blanks of ROM material were included with samples submitted to Bolañitos Lab. This represents a 5% insertion rate. Coarse blank silver results range from 0 g/t 86 g/t. Coarse blank gold results range from 0 g/t 2.2 g/t. These results are acceptable.

Coarse blank samples undergo the same sample preparation procedures as the other samples. Blanks which return values which are substantially greater than background may indicate sample mix-ups or cross-contamination. When contamination of a blank occurs, the most likely source is from the sample preceding the blank through preparation. Comparing the blank results to the result of the sample preceding it will detect cross-contamination.

Figure 11-8 and Figure 11-9 show graphs of the blank grade versus preceding sample grade for silver and gold respectively. The results of the graphs indicate that there is no evidence of cross-contamination in the blanks.

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11.2.1.4.	Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from various internationally-recognized companies (Rock Labs and CDN Resource Laboratories.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2013, a total of 4,020 standard control samples were submitted, at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging. Starting in September, 2011, the control samples were ticketed with the consecutive number following the original samples.

Ten different standards were submitted and analyzed for gold and silver. The standard reference material samples used during Endeavour Silver’s underground drilling programs are summarized in Table 11-2.

Table 11-3 Summary of the Standard Reference Material Samples used by mine geology during 2013.

Reference Standard	Sample Number	Laboratory	Silver		Gold
			Mean (g/t)	Standard Deviation	Mean (g/t)	Standard Deviation
CDN- ME-5	ME-5	CDN Resource Lab	201	6.06	1.10	0.12
CDN- ME-18	ME-18	CDN Resource Lab	57	1.7	0.50	0.05
CDN- FCM-6	FCM-6	CDN Resource Lab	152	3.03	2.10	0.17
OXQ-75	OXQ-75	ROCKLABS	152	2.5	50.00	1.16
SP-49	SP-49	ROCKLABS	60	4.9	18.90	1.16
CDN- ME-17	ME-17	CDN Resource Lab	38	1.02	0.50	0.06
CDN- ME-1101	ME-1101	CDN Resource Lab	67	3.62	0.60	0.04
CDN- ME-1206	ME-1206	CDN Resource Lab	286	11.36	2.70	0.11
CDN- ME-19	ME-19	CDN Resource Lab	100	2.86	0.70	0.04
SQ-47	SQ-47	ROCKLABS	122	3.36	39.88	1.12

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For graphical analysis, results for the standards were scrutinized relative to the mean (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Figure 11-3.

Table 11-4
Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Results for each standard reference material sample used are presented separately below.

ME-5

There were 211 samples of reference standard ME-5 submitted. The average values of the standard and the control chart are shown in Table 11-5 and Figure 11-10 and Figure 11-11.

Table 11-5 Laboratory Performance for Standard ME-5

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	1.02	1.10
Ag (g/t)	201	201

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ME-5 Au
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
Au g/t
+3 SD
+2 SD
Mean
Data Median
-2 SD
-3 SD
0
50
100
150
200
250
300
350
Chronological order / Assay Number

ME-5 Ag
225.00
220.00
215.00
210.00
205.00
200.00
195.00
190.00
185.00
180.00
175.00
Au g/t
+3 SD
+2 SD
Mean
Data Median
-2 SD
-3 SD
0
50
100
150
200
250
300
350
Chronological order / Assay Number

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For standard ME-5, two gold assays (1%) and eight silver assays (4%) were outside the control limits. These results are considered satisfactory although gold generally assays low. The median gold grade is 10% below the standard mean. These results are considered satisfactory.

ME-18

There were 961 samples of reference standard ME-18 were submitted. The average values of the standard and the control chart are shown in Table 11-6 and Figure 11-12 and Figure 11-13.

Table 11-6 Laboratory Performance for Standard ME-18

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	0.50	0.50
Ag (g/t)	55.49	57

Figure 11-12 Control Chart for Gold Assays from Standard Reference Sample ME-18

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Figure 11-13 Control Chart for Silver Assays from Standard Reference Sample ME-18

For standard ME-18, 224 gold assays (24%) and 167 silver assays (17%) were outside the control limits. The majority of the gold failures occur on the upper and lower control limit. Only 1% of assays are outside of these limits. The QP finds it odd that the gold assay appear to be one of three values, the mean or the upper and lower control limit. There appears to be mixing of the silver control. There are 135 assays that appear to belong to another standard. This represents 14% out of the 17% reported failures.

These results are considered unsatisfactory.

OXQ-75

There were 173 samples of reference standard OXQ-75 were submitted. Only 156 gold were received. The average values of the standard and the control chart are shown in Table 11-7 and Figure 11-14 and Figure 11-15.

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Table 11-7 Laboratory Performance for Standard OXQ-75

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	48.96	50
Ag (g/t)	152.13	152

Figure 11-14 Control Chart for Gold Assays from Standard Reference Sample OXQ-75

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Figure 11-15 Control Chart for Silver Assays from Standard Reference Sample OXQ-75

For standard OXQ-75, twenty-two gold assays (13%) and six silver assays (3%) were outside the control limits. These results are considered to be generally satisfactory although gold is low; the gold median grade is lower than the average standard value. Most of the gold failures occurred at the lower limit.

SP-49

There were 262 samples of reference standard SP-49 submitted. The average values of the standard and the control chart are shown in Table 11-8 and Figure 11-16 and Figure 11-17.

Table 11-8 Laboratory Performance for Standard SP-49

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	18.29	18.90
Ag (g/t)	58.87	60

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SP-49 Au
28.00
26.00
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
Au g/t
3900
3950
4000
4050
4100
4150
4200
4250
Chronological order / Assay Number
+3 SD
+2 SD
Mean
Data Median
-2 SD
-3 SD

SP-49 Ag
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
Au g/t
3900
3950
4000
4050
4100
4150
4200
4250
Chronological order / Assay Number
+3 SD
+2 SD
Mean
Data Median
-2 SD
-3 SD

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For standard SQ-49, twenty-two gold assays (8%) and ten silver assays (4%) were outside the control limits. These failures all occur late in the standard use indicating a problem in the lab. During the period up until these errors occurred, there were no reported failures with this standard. An investigation should be done to identify the sudden cause of these failures. These results are considered to be generally satisfactory although there is definitely an issue with the assay results late in the cycle.

ME-17

There were 493 samples of reference standard ME-17 submitted. The average values of the standard and the control chart are shown I Table 11-9 and Figure 11-18 and Figure 11-19.

Table 11-9 Laboratory Performance for Standard ME-17

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	0.48	0.94
Ag (g/t)	37.76	38

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Figure 11-18 Control Chart for Gold Assays from Standard Reference Sample ME-17

Figure 11-19 Control Chart for Silver Assays from Standard Reference Sample ME-17

For standard ME-47, one gold assays (<1%) and 25 silver assays (5%) were outside the control limits. These results are considered to be generally satisfactory although gold tends to be somewhat low.

ME-1101

There were 269 samples of reference standard ME-1101 were submitted. The average values of the standard and the control chart are shown in Table 11-10 and Figure 11-20 and Figure 11-21.

Table 11-10 Laboratory Performance for Standard ME-1101

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	0.57	0.60
Ag (g/t)	67.07	67

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Figure 11-20 Control Chart for Gold Assays from Standard Reference Sample ME-1101

Figure 11-21 Control Chart for Silver Assays from Standard Reference Sample ME-1101

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For standard ME-1101, 62 gold assays (23%) and 16 silver assays (6%) were outside the control limits. The results for silver are considered acceptable, however gold results are unacceptable. All fold assay failures are on the low side and are all the same value, 0.50 g/t. These values are suspect.

SQ-47

Fifty-two samples of reference standard SQ-47 were submitted. The average values of the standard and the control chart are shown in Table 11-11 and Figure 11-22 and Figure 11-23.

Table 11-11 Laboratory Performance for Standard SQ-47

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	38.35	39.88
Ag (g/t)	121.23	122

Figure 11-22 Control Chart for Gold Assays from Standard Reference Sample SQ-47

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Figure 11-23 Control Chart for Silver Assays from Standard Reference Sample SQ-47

For standard SQ-47, thirteen gold assays (33%) and two silver assays (5%) were outside the control limits. The results for silver are considered acceptable, however gold results are unacceptable. The gold assays show a definite downward trend over time. These results are considered problematic.

ME-19

There were 274 samples of reference standard ME-19 were submitted. The average values of the standard and the control chart are shown in Table 11-12 and Figure 11-24 and Figure 11-25.

Table 11-12 Laboratory Performance on Standard ME-19

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	0.61	0.70
Ag (g/t)	104.94	100

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Figure 11-24 Control Chart for Gold Assays from Standard Reference Sample ME-19

Figure 11-25 Control Chart for Silver Assays from Standard Reference Sample ME-19

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For standard ME-19, 236 gold assays (86%) and eleven silver assays (4%) were outside the control limits. The results for silver are erratic but fall within described limits. The silver results are considered acceptable, however gold results are unacceptable. The gold assays show a consistent 14% lower grade than the standard value. The gold results are considered acceptable.

FCM-6

There were 1,092 samples of reference standard FCM-6 were submitted. The average values of the standard and the control chart are shown in Table 11-13 and Figure 11-26 and Figure 11-27.

Table 11-13 Laboratory Performance on Standard FCM-6

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	2.03	2.10
Ag (g/t)	154.20	152

Figure 11-26 Control Chart for Gold Assays from Standard Reference Sample FCM-6

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Figure 11-27 Control Chart for SilverAssays from Standard Reference Sample FCM-6

For standard FCM-6, 32 gold assays (3%) and 94 silver assays (9%) were outside the control limits. These results are considered satisfactory.

ME-1206

There were 279 samples of reference standard ME-1206 submitted. The average values of the standard and the control chart are shown in Table 11-14 and Figure 11-28 and Figure 11-29.

Table 11-14 Laboratory Performance on Standard ME-1206

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	2.60	2.70
Ag (g/t)	280.29	286

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Figure 11-28 Control Chart for Gold Assays from Standard Reference Sample ME-1206

Figure 11-29 Control Chart for Silver Assays from Standard Reference Sample ME-1206

For standard ME-1206, twelve gold gold assay (4%) and three silver assays (1%) were outside the control limits. These results are considered satisfactory.

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11.2.2	Underground Exploration

Underground drilling in the Bolañitos area in 2013 included a QA/QC program. For each batch of approximately 20 samples, control samples were inserted into the sample stream. Each batch of 20 samples included one blank, one duplicate and one standard reference control sample.

A total of 3,032 samples, including control samples, were submitted during Endeavour Silver’s 2013 underground diamond drilling program. A summary of the number of control samples is contained in Table 11- 15.

Table 11-15
Summary of the Control Samples Used in the 2013 Underground Drilling Program

Sample Type	No. of Samples	Percentage (%)
Normal	2,638	87.0%
Blanks	172	5.7%
Standards	222	7.3%
Duplicates	0	0%
Check assays	0	0%
Total	3,032	100%

11.2.2.1.	Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays from mine exploration were sent to secondary labs for analysis in 2013.

11.2.2.2.	Precision Demonstrated by Duplicate Results

Duplicate samples are used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or lack of homogeneity of the samples.

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No duplicate pulp or rejects from the mine exploration were sent for analysis in 2013.

11.2.2.3.	Blank Performance

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was waste core (rejects and pieces core).

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

For gold, only four samples (1.9%) out of a total of 157 blanks were over two times the detection limit of 0.005 g/t gold (Figure 11-30). The same four samples were also out of the confidence range of two times the standard deviation of the same population.

For silver, one sample (0.6%) out of a total of 157 were above two times the detection limit. The same sample was also out of the confidence range of two times the standard deviation (Figure 11-31).

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Figure 11-30 Control Chart for Gold Assays from the Blank Samples Inserted into the Sample Stream

Figure 11-31 Control Chart for Silver Assays from the Blank Samples Inserted into the Sample Stream

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The QP considers that, based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination.

11.2.2.4.	Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from various internationally-recognized companies (WCM Minerals, Rock Labs and CDN Resource Laboratories.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2013, a total of 222 standard control samples were submitted, at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging. Starting in September, 2011, the control samples were ticketed with the consecutive number following the original samples.

Four different standards were submitted and analyzed for gold and silver, for a total of 222 analyses. The standard reference material samples used during Endeavour Silver’s underground drilling programs are summarized in Table 11-16.

Table 11-16
Summary of the Standard Reference Material Samples used during the Underground
Diamond Drilling Program

Reference Standard	Sample Number	Laboratory	Mean Value
			Gold (g/t)	Silver (g/t)
ME-1206			2.61	274.0
EDB-100	SP49	Rock Labs	18.34	60.2
EDB-101	SQ47	Rock Labs	39.88	122.3
CDN- FCM-6	CDN-GS-5G	CDN Resource Lab.	2.15	156.8

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For graphical analysis, results for the standards were scrutinized relative to the mean (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-17.

Table 11-17
Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Results for each standard reference material sample used are presented separately below.

EDB-100

Fifty-two samples of reference standard EDB-100 were submitted. The average values of the standard and the control chart are shown in Table 11-18 and Figure 11-32 and Figure 11-33.

Table 11-18 Laboratory Performance for Standard EDB-100

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	18.36	18.34
Ag (g/t)	61.13	60.2

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Figure 11-32 Control Chart for Gold Assays from Standard Reference Sample EDB-100

Figure 11-33 Control Chart for Silver Assays from Standard Reference Sample EDB-100

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For standard EDB-100, one gold assays (2%) and eight silver assays (15%) were outside the control limits. These results are considered to be generally satisfactory although silver is a little high and appears a trend in the latter half of the results.

EDB-101

Fifty-four samples of reference standard EDB-101 were submitted.

The average values of the standard and the control chart are shown in Table 11-19, Figure 11-34 and Figure 11-35.

Table 11-19 Laboratory Performance on Standard EDB-101

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	39.95	39.88
Ag (g/t)	121.47	122.3

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Figure 11-34 Control Chart for Gold Assays from Standard Reference Sample EDB-101

Figure 11-35 Control Chart for Silver Assays from Standard Reference Sample EDB-101

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For standard EDB-101, four gold assays (8%) and four silver assays (8%) were outside the control limits, the results obtained from this standard are considered satisfactory.

CDN-FCM-6

Fifty-three samples of standard CDN-FCM-6 were submitted.

The average values of the standard and the control chart are shown in Table 11-20 and Figure 11-36 and Figure 11-37.

Table 11-20 Laboratory Performance on Standard CDN-FCM-6

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	2.24	2.15
Ag (g/t)	154.94	156.8

Figure 11-36 Control Chart for Gold Assays from Standard Reference Sample CDN-FCM-6

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Figure 11-37 Control Chart for SilverAssays from Standard Reference Sample CDN-FCM-6

For standard CDN-FCM-6, four gold assays (8%) and four silver assays (8%) were outside the control limits. These results are considered satisfactory.

ME-1206

Sixty-three samples of standard STD ME-1206 were submitted. The average values of the standard and the control chart are shown in Table 11-21 and Figure 11-38 and Figure 11-39.

Table 11-21 Laboratory Performance on Standard ME-1206

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	2.65	2.61
Ag (g/t)	269.39	274

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Figure 11-38 Control Chart for Gold Assays from Standard Reference Sample STD ME-1206

Figure 11-39 Control Chart for Silver Assays from Standard Reference Sample STD ME-1206

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For standard STD ME -1206, three gold gold assay (5%) and seven silver assays (11%) were outside the control limits. These results are considered satisfactory.

11.2.3	Surface Exploration

Surface drilling in the La Luz, Plateros and Belen areas was supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying was also conducted at a frequency of approximately 5%.

A total of 5,620 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Guanajuato in 2013, as shown in Table 11-22. A total of 264 pulps were also submitted for check assaying.

Table 11-22
Summary ofControl Samples Used for the 2013 Surface Exploration Program

Samples	No. of Samples	Percentage (%)
Standards	279	4.96%
Duplicates	278	4.95%
Blanks	278	4.95%
Normal	4,785	85.14%
Total	5,620	100.00%
Check samples	264	4.70%

Regional sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 11-40).

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Figure 11-40 Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.2.3.1.	Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Bolañitos Mine. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

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The control limit for Blank samples is 10 times the minimum limit of detection of the assay method of the element. For gold is 0.05 ppm and silver 2.5 ppm.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the Bolañitos Project are shown in Figure 11-41 and Figure 11-42.

Figure 11-41 Control Chart for Gold Assays from Blank Samples

Figure 11-42 Control Chart for Silver Assays from Blank Samples

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Only a limited number of blank samples returned assay values above the detection limits for silver.

Based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination.

11.2.3.2.	Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Bolañitos Project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Scatter diagrams for duplicate samples are shown in Figure 11-43 and Figure 11-44.

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QA/QC Bolañitos 2013 Dup Au
y = 0.8609x + 0.0033
R² = 0.8772
Dup_Au-AA23
Au-AA23
0.75
0.65
0.55
0.45
0.35
0.25
0.15
0.05
-0.05
0.01
0.11
0.21
0.31
0.41
0.51
0.61
0.71
0.81

QA/QC Bolañitos 2013 Dup Ag
y = 0.7416x + 0.2436
R² = 0.6768
Dup_Ag-ICP41
Ag-ICP41
27
22
17
12
7
2
-3
0
5
10
15
20
25
30

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For the duplicate samples, graphical analysis shows a moderate correlation index (0.88) for gold and for silver its lower (0.68) .

11.2.3.3.	Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2013, a total of 279 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. Standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Three different standards were submitted and analyzed for gold and silver, as summarized in Table 11-23.

Table 11-23
Reference Standards Used for Endeavour Silver’s Surface Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR- 27	CDN-ME-11	CDN Resource Laboratories	1.38	79	1.37	79
EDR- 30	CDN-GS-5J	CDN Resource Laboratories	4.9	73	4.9	74
EDR- 33	CDN-ME-1206	Reference Source	2.61	274	2.65	267

In 2013 Endeavour modified the protocols used to establish the control limits of the SRM. Previously the recommended value for the SRM (Certificate) was used and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material (Simon 2011), therefore the mean used is the product of the ALS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS assays is used, otherwise its used the recommended value in the SRM Certificate

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For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-24.

Table 11-24 Table Showing Basis for Interpreting Standard Samples

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

•	A blank value over the acceptable limit is a failure.

Results of each standard are presented separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of control charts generated by Endeavour Silver are shown in Figure 11-45 to Figure 11-50 for the standard reference material.

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Figure 11-45 Control Chart for Gold Assays from the Standard Reference Sample EDR-27

Figure 11-46 Control Chart for Silver Assays from the Standard Reference Sample EDR-27

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Figure 11-47 Control Chart for Gold Assays from the Standard Reference Sample EDR-30

Figure 11-48 Control Chart for Silver Assays from the Standard Reference Sample EDR-30

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Figure 11-49 Control Chart for Gold Assays from the Standard Reference Sample Edr-33

Figure 11-50 Control Chart for Silver Assays from the Standard Reference Sample EDR-33

For the EDR-27, EDR-30 and EDR-33, eight samples were outside the accepted limits, the samples were reviewed and was determined that the batches should be re-assayed.

11.2.3.4.	Check Assaying

To evaluate the accuracy of the primary laboratory, Endeavour Silver routinely conducts check analyses.

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Random pulps are selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver typically uses the BSI-Inspectorate laboratory in Durango, Mexico, for check analysis.

A total of 264 pulp samples from the 2013 surface drilling were selected and submitted to BSI-Inspectorate. The scatter diagrams for check assays are shown Figure 11-51and Figure 11-52.

Correlation coefficients are high (>0.98) for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the BSI-Inspectorate check assay.

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Figure 11-51 Scatter Diagram of the Gold Check Samples

Figure 11-52 Scatter Diagram of the Silver Check Samples

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11.3	Density Determinations

Refer to section 14.6 Density Determinations.

11.4	Comments on Section 11

It is the opinion of QP that the procedures and controls in practice meet accepted industry standards. In general, both the channel and core sampling are considered to be representative of the areas examined and suitable for use in resource and reserve estimation.

11.4.1	Adequacy of Mine Sampling Procedures

Endeavour Silver’s chip sampling procedures respect the mineralization and geology, with the length of the sample being dependent on the extent of the mineralization and geological boundaries between separate units. The minimum and maximum sample lengths vary, however, generally smaller samples are taken in the zones of mineralization than in un-mineralized areas. It is important that geological boundaries are respected, even though the mineralization may cross geological boundaries.

In vein- type deposits such as Bolañitos, chip sampling is a selective sampling method. It is often difficult to take a representative sample due to the hardness of the material being sampled, with softer material being preferentially taken leading to a sample bias. However, the practice of chip sampling is common around the world for underground vein- deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing tends to generate large data sets which, in most cases, is statistically representative of the material being sampled. Chip sampling is a routine sampling method used in mines in order to identify ore and waste development rounds. In these cases, the chip sampling is submitted to the mine’s on- site assay laboratory with the results available usually within 18 hours of being submitted. The results obtained from the on- site laboratory are commonly used for grade control purposes.

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11.4.2	Adequacy of Surface Exploration Sampling Procedures

The QP finds the 2013 Regional Exploration sampling procedures and assay methodology to be well-documented, well-practiced, and consistent with industry standard practice.

The security and storage of drill core at both the exploration facility at the Cebada mine and Bolañitos Mine are to a high standard. The procedures and facilities are sufficient for continuing exploration programs.

11.4.3	Adequacy of Underground Exploration Sampling Procedures

The QP finds the 2013 Mine Exploration drill core sampling procedures and assay methodology to be adequate and consistent with industry standard practice.

The security and storage of drill core at the mine exploration facility is acceptable. The procedures and facilities are sufficient for continuing exploration programs.

It is recommended that additional check sampling of the source blank material be performed on a regular basis, and if possible the use of core blank material should be adopted. Follow-up action on batches with unacceptably high values needs to be undertaken in a timelier basis.

It is recommended that additional check sampling of the primary lab be done on selected pulps and coarse rejects and submitting those to a third party lab.

11.4.4	QA/QC Conclusions and Recommendations.

The QP has reviewed the ongoing QA/QC program with respect to production sampling, underground exploration drilling and surface exploration drilling programs.

The QP recommends that geology send check assays to an independent lab for analysis.

The QP is of the opinion that the QA/QC programs follow current industry standards and CIM best practice guidelines and that the results are suitable be used in conducting resource and reserve estimates for the Bolañitos Mine.

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11.4.4.1.	ALS Chemex

ALS Chemex is a well-known, ISO9001:2008 certified assay laboratory, and the sample preparation and assay methods are industry standard for precious metal deposits like Bolañitos.

The QP considers the ALS Chemex silver and gold assay data to be acceptable.

11.4.4.2.	Bolañitos Lab

The Bolañitos Lab is an ISO9001:2008 certified assay laboratory run by Endeavour Silver. Based on the QAQC results from mine production, mine exploration, and data supplied by the lab itself, the QP considers the data to be marginally acceptable.

The QP recommends that Endeavour look for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

The QP recommends that Endeavour continue to use SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

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12.0	DATA VERIFICATION

12.1	State of Geological /Mineralization Knowledge

Endeavour Silver site geologists base their resource geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface and underground and exposures, and inspection of drill core. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous level back mapping to guide the development and sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration efforts have been enhanced by the use of drill core orientation techniques which provide vital information on geological structure and mineralization continuity, influencing the geological models used in the resource estimation.

The QP is satisfied that the geology teams at Guanajuato continue to demonstrate a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and the on- going geological interpretations. Thus, the resource estimation process is well supported by a good geological/mineralization model.

12.2	Review of Exploration Practices

The review of surface drilling included inspection of the core storage facility, drill core, mine exploration offices and review of the drill hole data, logs, assays and procedures.

Endeavour drills exclusively HQ core for surface drilling. The bigger core size provides a larger, more representative sample. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

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The drilling procedures as observed are in accordance with the current CIM Exploration Best Practice Guidelines. On the drill site (Figure 12-1), surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the standard core barrel is switched for a short 1.5m core barrel to maximize core recovery.

In summary, the quality of Endeavour Silver’s drilling results is assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible.

12.2.1	Core Storage Facilities

There are three core storage facilities at Guanajuato:

1)	The original surface exploration storage facility at the Cebada mine site;

2)	A new surface exploration storage facility built in 2013 at Bolañitos mine site.

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3)	An underground core storage facility located at the Asuncion Mine.

All the core storage facilities at Guanajuato are well protected by security fences and are all located within an area under 24-hour surveillance by security personnel. This arrangement mitigates tampering with the drill cores. The core storage facilities at Guanajuato are depicted in Figure 12-2, and Figure 12-3.

The surface exploration core storage facility located at the Cebada Mine is the original core storage facility (Figure 12-2). The facility is located close to the regional exploration offices. The facility houses the sample preparation areas as well as the drill core.

The storage facilities located at the Bolañitos mine are contained within an area that is well-lit, has 24-hour surveillance by security personnel and closed circuit TV surveillance. The facility itself is for core storage only and houses no offices or sample preparation area (Figure 12.4) .

Figure 12-2 Guanajuato Core Shed Facility located at the Cebada Mine

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Figure 12-3 Core storage facility located at the Bolañitos Mine site.

12.3	On-site Laboratory Inspection

The lab at Bolañitos is ISO certified receiving the qualification ISO-9001:2008 Quality management in May 2013.

The lab has the capacity to prep 500 samples per day in both the prep and assay labs. In 2013 the lab received approximately 180 samples per day from the Bolañitos Mine and 170 from the El Cubo Mine, about 70% of lab capacity.

Most of the analyses done are fire assays with AA finish. The lab also does metallurgical testing for the Bolañitos and Cubo processing plants and receives approximately 100 combined samples from the plants bringing the total samples processed to about 90% of the capacity.

The lab uses certified standards for Ag and Au of high, medium and low grade. One blank, one duplicate and three standards are interested every 35 samples.

Each month a batch of control samples is send to an external lab, SGS in DGO. The month by month control charts were reviewed by the author and found to be without bias or error.

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The lab also has calibration certificates of the equipment they use. The QP has reviewed these certificates and considers them to be reliable.

There is a lab procedures manual. This manual was not reviewed by the author, however it was reviewed as part of the audit and ISO certification process.

The lab was inspected by the QP. The sample preparation area, Figure 12-4, was found to be clean and tidy.

The wet lab and fire assay furnace room (Figure 12-6) were also found to be kept in a clean state. Sample preparation procedures are posted in various locations on preparation lab walls (Figure 12-7) and on individual pieces of equipment (Figure 12-8).

Rejects can be directly discarded into a collection area at the front of the lab, Figure 12-10, making handling of rejects easier. Reject material is then sent to the process plant.

Samples are sent twice daily from the Bolañitos mine. Assay turn-around is usually 18 hours.

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Figure 12-7 Sample preparation procedures are posted at various location throughout the lab.

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Figure 12-8 Procedures are posted on individual pieces of equipment. (see right hand side of machine)

Figure 12-9 Bolañitos Assay Lab. Front View

12.4	Monitoring Reports and Control Charts for QA/QC Samples

QA/QC controls are in place for both surface and underground exploration drilling. Details of the individual QA/QC programs can be found in Section 11.

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Analysis of the QA/QC charts confirm that adequate control samples including the use of certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In instances where standards failed, investigations as the cause were conducted and re- assaying was done on any samples deemed necessary. The QP did not identify any apparent flaws in the control sampling procedures.

The mine geology department also conduct QA/QC procedures. The QP has reviewed the charts of the pulp and reject data and has found it to be acceptable. QA/QC charts for mine production sampling are discussed in Section 112.1.

12.5	Review of the Database

Endeavour Silver’s data are stored in digital format but, for both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

The QP reviewed the construction of the databases and the categories of information contained in it, to certify that all the data necessary for the proper estimation of the resources has been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is kept in good order and updated regularly.

The QP has reviewed security measures for the protection of the database against destruction by fire, theft or electronic failure. In addition to acquiring an appropriate storage safe, back-up copies are kept off site at the office exploration office in Durango. This is consistent with good house- keeping practice which generally requires regular backups of electronic data with at least one up- to-date copy being maintained off site.

12.6	Comments on Section 12

The QP finds that the 2013 exploration drill data adequately match the original records and that the databases are acceptable for purposes of resource estimation. The QP is also of the opinion that the mine data provided along with the quality assurance and quality control (QA/QC) protocols established by Endeavour are of adequate quality and quantity to support the estimation of mineral resources and mineral reserves.

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It is the opinion of the QP that the mine grade control practices are reasonably systematic and conform to general practice in northern and central Mexico.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Mineralogical analysis

A mineralogical analysis of the concentrate samples at the University of San Luis Potosi determined that:

•	60- 80% of silver is as Aguilarite Ag2(S,Se) (grains of size 10- 60 µm, 40% liberated),
•	15- 45% of silver is as Pirargirite Ag3SbS3 (grains of size 10-40 µm)
•	up to 5% of silver is in Freibergite Cu12Sb4S12/Ag (grains of size 10- 40 µm),
•	up to 5% of silver may be in Argentite Ag2S,
•	up to 0.5% of silver may be in Cerargirite AgCl, and
•	up to 10% of silver is in Electrum (3-90 µm) associated with Aguilarite, Pyrite, and Calcite.

Tailings sample was submitted to SGS Vancouver for analysis to evaluate possible recovery improvements in flotation. The results are expected in the first quarter of 2014.

13.2	Gravity concentration

In January 2013 preliminary gravity concentration tests were performed using a lab scale Falcon concentrator. The samples were taken from flotation tailings, cyclone underflow, and ball mill discharge. The tests were carried out at 60 to 300 earth gravity accelerations and water pressure 2 psi. Electrum was observed by naked eye in gravity concentrates in all tests. The best results were obtained at 60 gravity accelerations recovering 20% of silver and 36% of gold into a concentrate, however the concentrate grade (3.4% of feed weight) was low (209 g/t Ag and 8 g/t Au). Further test will be performed to obtain concentrate of saleable grades.

13.3	Concentrate sale vs. cyanide leaching

In 2008 Endeavour Silver started processing the Bolañitos concentrate by cyanide leaching at Guanaceví plant. The average recoveries were 88% of silver and 90% of gold. By the end of 2012 Endeavour Silver found that concentrate sale was more economic than cyanide leach and started shipping to the concentrate traders.

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13.4	Nomogram test

A sampling tests was performed to determine minimum size of ore sample in 2013. The test sample was taken from the blended Bolañitos ore. The experimental result for the coefficients of Gy’s equation for the tested sample are shown in

Figure 13-1 Experimental results for the coefficients of Gy’s equation which describes the variation of the grade.

The minimum amount of the mill feed ore sample is 5 kg if the target silver grade variation is 10%. For the gold grade, the 5 kg sample will result in a coefficient of variation of about 20%.

The red line 1-2-3-4-5 corresponds to the sample preparation path. Point 1 in the nomogram (Figure 13-2) corresponds to a 5 kg sample with size 95% passing 12.5 mm (1/2”). In this case the silver grade variation is about 10%. Point 2 corresponds to the crushed sample 5 kg down to the size 95% passing 3 mm. After splitting 5 kg to 500 grams the sample specifications are in Point 3. Pulverizing the 500 gram sample (Point 4) allows taking a 30 gram sample for fire assaying (Point 5).

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Figure 13-2 Nomograms for silver and gold grades

13.5	Comments on Section 13

The QP is unaware of any processing factors of deleterious elements that could impact the potential economic extraction of metal from the Bolañitos Mines ore.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43- 101 (Aug, 2011), Form 43- 101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral resource classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur they are not considered to be material. This observation also applies to the mineral reserve estimate discussed in Section 15.

This section presents updated mineral resource estimates for the Bolañitos mine based on technical data and information available as of December 31, 2013. Previous mineral resource estimates for the Bolañitos mine were reported by SRK (2008) and Micon (2009, 2010, 2011 and 2012), and are discussed in Section 6.4 of this report. The current mineral resource estimates were prepared by Bolañitos mine staff and the author based on the results of underground chip, along with surface and underground drill hole sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

The December 31, 2013 mineral resource estimate of the producing mines and audit of the resources in the exploration areas of the Bolañitos Property supersede the December 15, 2012, resource estimate and audit which was published in the March 28, 2013 Technical Report.

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14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“Mineral Resource”

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identz3ed and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio- economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports. "

“Inferred Mineral Resource"

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

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"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

“Indicated Mineral Resource"

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

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"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2	December 31, 2013 Resource Estimates

For the period ended December 31, 2013, resources in Lucero, Karina, Daniela, Fernanda, La Luz Norte (Asunción) and Lana have been estimated using ordinary kriging (OK) interpolation.

Resources for the exploration areas (Fw Lana, Belen, Golondrinas, San Francisco) have been carried forward from the December 15, 2012, estimates, as there has been no change since that time.

Resources for the Plateros, La Luz -Refugio, La Joya, Plateros and La Luz-San Bernabe veins have been estimated by Endeavour Silver using the polygonal/sectional method, and have been reviewed by the QP.

14.3	Previous Estimates

Information on previous estimates of mineral resources is given in Section 6.4. The QP has not relied on previous estimates and they should not be considered current.

14.4	Database

The master database at the mine is contained in a Vulcan Isis® database.

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Chip sampling data accounts for the bulk of the resource database. The samplers, under supervision of the geologists, record the sample numbers and location information in sample ticket books. These are returned to the mine office for processing by the geologists and data entry clerks. Data necessary to estimate resources is generally maintained in electronic form as spreadsheets. The data is not centrally stored, and resides on various computers and compact discs in the geology office. Composite grades are calculated using a standard format for subsequent presentation on CAD-generated longitudinal sections.

Longitudinal sections are the principal tool for displaying the resource blocks and the sample averages used to generate them. Each vein at Bolañitos has its own long section, comprising 11 separate resource estimates.

14.5	Sample Capping

It is an industry standard practice to use capping to prevent the unreasonable over-projection of extreme grades (outliers) during resource modeling. Outliers can represent data belonging to a separate geologic domain and if possible should be separated from the existing population and treated independently (Sinclair, 2002 p167). The idea to statistically examine the outliers within a population and to trim them to a lower grade value based on the results of the analyses. The coefficients of variation (CV) were examined for Au and Ag the Bolañitos data. The CVs range from 1.0 to 3.04 suggesting that the data will be influenced by the presence of outliers. Capping was done to lessen the influence of these outliers. The procedure is performed on high grade values that are considered outliers and that cannot be correlated to another geologic domain. In the case of Bolañitos, the gold and silver populations were examined using decile analysis, histograms and probability plots.

The use of these methods allows for a more objective approach to capping threshold selection. Following the guidelines of Parrish (1997), a decile analysis was performed on the grade distributions of Ag and Au for each vein domain to determine if special treatment of outliers was necessary.

Histograms and probability plots are review to examine the nature of the upper tail of the distribution. A possible capping threshold is chosen from the probability plot at the location where the plot becomes erratic and discontinuous as higher grades depart from the main distribution.

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The capping thresholds selected are listed in Table 14-1.

Table 14-1
Summary of Sample Capping Thresholds for the Veins at Guanajuato

Vein	Gold (g/t)	Silver (g/t)
Daniela	19.00	944
DV2	NO CAP	NO CAP
Fernanda	15.00	680
Karina	NO CAP	NO CAP
La Joya	7.00	920
La Luz Norte	28.00	383
La Luz Sur	NO CAP	223
Lana	19.00	905
Lucero	15.00	967
Plateros	5.00	350

14.6	Bulk Density Determinations

In 2013 more than 250 samples were sent for bulk density analysis. The combined average density for all samples was 2.60 tonnes/m3.

Specific gravity summary statistics for the vein structures and waste, at the Bolañitos property are shown in Table 14-2. The results show that the means for all veins in the Bolañitos system range from 2.57 to 2.62 with little variability within each vein structure. The only vein shown from the La Luz vein system has a slightly lower specific gravity than those tested from the Bolañitos vein system. Waste rock densities are similar for each system and range from 2.58 to 2.75. The waste samples tested from the La Luz system were slightly lower at 2.45. It should be pointed out that the La Luz vein data is based on only a few samples. More sampling may reveal that the La Luz vein system is actually more similar to the Bolañitos vein system.

Table 14-3 lists the bulk densities used in the resource calculations to convert volume to tonnage.

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Table 14-2
Bulk Density Summary (tonnes/m3)

Vein	Lithology	Mean	Standard Deviation	Minimum	Maximum	CV	Count
Daniela	Vein	2.61	0.07	2.39	2.77	0.026	65
	Andesite	2.62	0.14	2.33	2.77	0.052	16
Fernanda	Vein	2.61	0.05	2.54	2.71	0.020	9
	Andesite
Karina	Vein	2.57	0.11	2.03	2.71	0.042	51
	Andesite	2.64	0.11	2.46	2.8	0.040	25
La Luz	Vein	2.5	0.13	2.31	2.69	0.051	9
	Andesite	2.45	0.13	2.27	2.58	0.054	5
Lana	Vein	2.62	0.04	2.54	2.71	0.015	30
	Andesite	2.58	0.05	2.46	2.68	0.020	14
Lucero	Vein	2.58	0.1	2.47	2.98	0.039	21
	Andesite	2.75	0.12	2.52	2.92	0.044	12

Table 14-3
Bulk Densities used in the Resource Calculations.

Vein	Density tonnes/m3
Daniela	2.61
DV2	2.61
Fernanda	2.60
Karina	2.60
La Joya	2.50
La Luz Norte	2.50
La Luz Sur	2.50
Lana	2.60
Lucero	2.58
Plateros	2.50

14.7	Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 2.0m. Assumed metal prices are $1420 per ounce for gold and $24.20 per ounce for silver. Resource blocks above a cut -off of 100 g/t silver equivalent are considered for inclusion in resources. Silver equivalent is calculated with a factor of 60:1 gold:silver.

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14.8	Methodology

For the year ended December 31, 2013, two different methodologies have been employed for the estimation of resources for the Bolañitos Project, as described below.

14.8.1	Block Modelling

Resources for the Daniela, Fernanda, Karina, La Luz and Lana veins were estimated using 3D modelling and ordinary kriging as the interpolator. The database comprised underground chip channel samples and diamond drill holes.

The block models were based on wireframes for each of the veins at Bolañitos.

The block model of the eight principle veins covers a 3D volume in UTM coordinates from 256,250 to 259,840 east, 2,328,900 to 2,331,600 north, and 1,800 m to 2,580 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 3 m, x = 3 m and z = 3 m was selected to fill the mineralization envelope. Plateros and La Joya have sparse drill data density and a spacing of 15m was chosen for the parent block size. Partial percents were used at the solid/mineralization envelope boundary to get an accurate volume representation.

A volume check of the block model versus the mineralization envelopes revealed a good representation of the volumes of the solids

The search parameters applied for grade interpolations are based on variographic analysis and are summarized in Table 14.4.

Table 14-4
Search Ellipsoid Parameters for the Guanajuato Resource Models

Vein	Az	Dip	Search elipse distances (m)			Min. No.	Max. No.
			Major	Semi-Major	Minor	Composites	Composites

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Daniela	60	-70	20	10	5	1	8
Lana	260	-60	22	10	6	1	8
Karina	235	-65	22	10	8	1	8
Fernanda	270	-70	22	12	10	1	8
DV2	270	-70	22	12	9	1	8
La Luz Norte	270	-60	25	14	10	1	8
Plateros	260	-65	40	40	30	1	8
La Joya (Lana al bajo)	260	-65	40	35	25	1	8

14.8.2	Variography

Variography was completed separately for silver and gold for each of the eight models at Bolañitos using Vulcan® software. Endeavour calculated experimental traditional variograms for the underground channel sample data and drillhole composite data. The drillhole composite data and chip sample data was combined into a single data set before variography. The channel samples are spaced approximately 2- 3m apart along the underground development and comprise the bulk of the data. Drillhole data impacts areas on the fringes of development and down dip of development.

The ranges observed in the variogram models are relatively short ranging from 20 to 40m, Table 14-5 and Table 14-6.

Table 14-5
Bolañitos Model Variogram Parameters for Silver

Model	C0	C1	Range (m) Major	Range (m) Semi-Major	Range (m) Minor
Daniela	0.201	0.390	20	10	5
Lana	0.216	0.650	22	10	6
Karina	0.260	0.731	22	10	8
Fernanda	1.890	1.780	22	12	10
DV2	0.259	0.507	22	12	9
La Luz Norte	0.217	0.225	25	14	10
Plateros	0.060	0.980	40	40	30
La Joya (Lana al bajo)	0.075	0.650	40	35	25

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Table 14-6
Bolañitos Model Variogram Parameters for Gold

Model	C0	C1	Range (m) Major	Range (m) Semi-Major	Range (m) Minor
Daniela	0.420	0.570	20	10	5
Lana	0.588	0.379	22	10	6
Karina	0.176	1.090	22	10	8
Fernanda	0.034	1.590	22	12	10
DV2	0.360	1.000	22	12	9
La Luz Norte	0.244	0.301	25	14	10
Plateros	0.100	0.860	40	40	30
La Joya (Lana al bajo)	0.112	0.589	40	35	25

14.9	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

For a resource based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25m depending on the structural complexity and geological continuity.

Indicated mineral resources refer to those resource blocks / areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the mining operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver's subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 20 m from any data point including development, chip samples or drill hole intercepts. For the exploration division's polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

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Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. For the exploration division's polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

14.10	Block Model Validation

The Bolañitos resource estimation models were validated by the following methods:

• Comparison of the global mean grades from the NN, OK models and composite data,
• Inspection of the OK block model grades in plan and sectional views in comparison to the drill hole and chip composite grades, and
• Swath plot comparisons of composites, NN and OK models.

14.10.1	Global Comparison

The global block model estimation for the OK method compared to the global estimation of the NN and composite values, as shown in Table 14-7.

Table 14-7
Global Resource by Estimation Method

Vein	Method	Tonnes	Mean Silver (g/t)	Mean Gold (g/t)	CV (Silver)	CV (Gold)
Daniela	OK	57,269	178	2.10	0.88	0.89
	NN	57,269	184	1.88	1.21	1.01
	Composites	57,269	179	2.00	1.13	0.52
Fernanda	OK	3,586	154	3.01	0.28	0.38

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	NN	3,586	158	3.07	0.51	0.74
	Composites	3,586	155	3.16	0.66	0.77
Karina	OK	38,508	166	2.16	0.74	0.70
	NN	38,508	163	2.11	0.99	0.93
	Composites	38,508	172	2.44	0.81	0.63
La Luz	OK	11,795	84	2.15	0.77	0.55
	NN	11,795	85	2.20	1.05	1.14
	Composites	11,795	89	2.06	1.03	1.05
Lana	OK	73,057	133	1.47	0.52	0.94
	NN	73,057	130	1.46	0.69	1.13
	Composites	73,057	141	1.38	0.78	1.17

The OK and composite values generally show similar mean grades for silver. The gold mean grade between OK and the composites show a larger variance.

14.10.2	Visual Comparison

A visual comparison of block grades with chip composite grades was made in both long section and cross sectional views. The comparison showed a reasonable correlation between values. Figure 14-1 and Figure 14-2 show the colour coded OK block model grades and chip composites in cross section view looking northwest.

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Figure 14-1 Daniela Vein, Cross Section through block model and composite data for silver.

Figure 14-2 Daniela Vein, Cross Section through block model and composite data for gold.

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14.10.3	Swath Plots

Swath plots were generated for each model in each vein structure. Swath plots are used to assess the models for global bias by comparing OK and NN values of the estimated blocks with chip samples on each axis of the model, elevation, nothing and easting. Examples of the swath plots used in the evaluation of the Lana Vein are shown in Figure 14- 3 through Figure 14-5 for gold and Figure 14- 6 through Figure 14- 8 for silver. The swath plot results have a similar trend between estimation methods, particularly within the core of the deposit where large numbers of composites exist (high data density). Grade estimates show the greatest differences (smoothing) along the mineralized boundaries indicated by a low number of blocks, and in areas where there are few composites (low data density).

The results of the swath plot analyses were considered acceptable for each vein tested.

Figure 14-3 Easting swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

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Figure 14-4 Northing swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

Figure 14-5 Elevation swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein

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Figure 14-6 Easting swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

Figure 14-7 Northing swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

Figure 14-8 Elevation swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein

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14.10.4	2D Polygonal Resource Estimates

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and reserves. This method has been used for estimating the resources in the La Luz -Refugio, La Joya, Plateros and La Luz- San Bernabe veins.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 2 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume. The 2D classic polygonal method is appropriate in areas tested by a limited number of drill holes/samples and has been successfully used by Endeavour's exploration division in the last couple of years, as evidenced by the extent to which indicated resources were quickly upgraded into reserves.

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Figure 14-9 Longitudinal Section showing the Resources for the Refugio Vein

Figure 14-10 Longitudinal Section showing the Resources for the Plateros Vein

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Figure 14-11 Longitudinal Section showing the Resources for the Belen Vein

Figure 14-12 Longitudinal Section showing the Resources for the Hanging Wall Belen Vein

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Figure 14-13 Longitudinal Section showing the Resources for the La Joya Vein

Figure 14-14 Longitudinal Section showing the Resources for the Hanging Wall La Joya Vein

14.11	Assessment of Reasonable Prospects for Economic Extraction

To assess reasonable prospects of economic extraction as required by the definition of Mineral Resource in the CIM Definition Standards for Mineral

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Resources and Mineral Reserves, a conceptual economic analysis to determine an economic cut-off grade using the following assumptions:

•	Silver Price: $22.00/oz
•	Gold Price: $1320/oz
•	Ag Recovery: 87.7%
•	Au Recovery: 89.4%
•	Mining Dilution: 15%

In addition the following was assumed:

•	Underground mining using longhole stoping and backfill
•	Average mining heights of approximately 7m
•	Minimum mining width of 2m
•	Ag:Au ratio of 60:1 (silver equivalent)

Using these assumptions the QP verified that ore grading 100 g/t silver equivalent should return operating costs. Therefore there are reasonable prospects for economic extraction at a base case 100 gpt silver equivalent cut - off grade. A 100 g/t silver equivalent cut-off grade has been traditionally used to declare resources for similar vein-hosted silver deposits.

The silver-equivalent calculation is based on long -term average gold and silver metal prices. To keep consistent with prior reporting, a gold to silver ratio of 60 to 1 was used to establish the silver-equivalent value. Silver-equivalent calculations for resources reflect gross metal content and are not adjusted for metallurgical recoveries or relative processing and smelting costs. Silver- equivalent grades were used for establishing cut-off grades.

14.12	Mineral Resource Statement

The Measured and Indicated mineral resources for the Bolañitos Project as of December 31, 2013 are summarized in Table 14-8. The resources are exclusive of the mineral reserves.

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Table 14-8
Mineral Resource Estimate, Bolañitos Project1,
Effective Date December 31, 2013, Michael Munroe, SME Registered

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured
Karina	2,400	163	2.13	12,600	200	24,600
Lana	33,400	110	0.87	118,100	900	172,100
Fernanda	2,600	161	2.70	13,500	200	25,500
DV2	8,400	72	1.02	19,400	300	37,400
La Luz Norte (Asuncion)	4,800	85	2.43	13,100	400	37,100
Daniela	24,300	187	1.80	146,100	1,400	230,100

Sub- total Measured	75,900	132	1.39	322,800	3,400	526,800
Indicated
Asuncion (La Luz Norte)	55,100	79	3.35	139,500	5,900	493,500
Karina	14,500	172	2.22	80,200	1,000	140,200
DV2	1,700	86	0.77	4,700	0	4,700
Daniela	33,000	171	2.32	181,400	2,500	331,400
Lana	39,700	152	1.99	194,000	2,500	344,000
Fernanda	4,100	152	2.96	20,000	400	44,000
Fw Lana	44,000	187	1.43	264,500	2,000	384,500
Plateros	237,000	135	1.35	1,028,700	10,300	1,646,700
La Luz-Refugio	223,700	80	2.76	575,400	19,900	1,769,400
La Joya	171,000	127	0.89	698,200	4,900	992,200
Belen	368,000	91	2.14	1,076,700	25,300	2,594,700

Sub- total Indicated	1,191,800	111	1.95	4,263,300	74,700	8,745,300

Total Measured and Indicated	1,267,700	112	1.92	4,586,100	78,100	9,272,100

1. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

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The Inferred mineral resources for the Bolañitos Project as of December 31, 2013 are summarized in Table 14-9. The resources are exclusive of the mineral reserves.

Table 14-9
Inferred Mineral Resource Estimate, Bolañitos Project2,
Effective Date December 31, 2013, Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Cebada (Veta Madre)	549,000	157	1.01	2,771,200	17,900	3,845,200
Bolañitos	264,000	164	1.16	1,396,100	9,800	1,984,100
Asuncion (La Luz Norte)	64,500	76	3.52	158,600	7,300	596,600
Lucero	144,000	149	1.95	689,800	9,000	1,229,800
Karina	32,000	134	1.91	137,900	2,000	257,900
DV2	850	90	0.84	2,500	20	3,700
Daniela V1	88,000	165	2.69	467,500	7,600	923,500
Cecelia	66,200	154	0.35	328,300	700	370,300
Lana	112,600	138	1.30	499,800	4,700	781,800
Fernanda	21,500	161	3.11	111,400	2,100	237,400
Fw Lana	100,500	214	1.49	691,500	4,800	979,500
Plateros	135,800	134	1.40	585,100	6,100	951,100
La Luz-Refugio	192,700	95	2.68	588,600	16,600	1,584,600
La Luz-San Bernabe	85,500	68	2.12	186,900	5,800	534,900
La Joya	43,000	95	0.89	131,300	1,200	203,300
Belen	120,000	83	1.73	320,200	6,700	722,200
Golondrinas	47,000	141	1.98	213,100	3,000	393,100
Golondrinas (San Francisco Vein)	53,000	99	2.99	168,700	5,100	474,700
Golondrinas (Periquitas Vein)	25,000	241	1.57	193,700	1,300	271,700

Total Inferred	2,145,150	140	1.62	9,642,200	111,720	16,345,400

2. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

At present time there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

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14.13	Note on Rounding

Most organizations and agencies responsible for overseeing the classification and reporting of reserves and resources require that reports round the estimated results to a level that does not imply unrealistic levels of precision. This can create apparent arithmetic inconsistencies in summations and quotients that are difficult to completely eliminate. In this report many of the subdivisions of the deposit are rounded to thousands of tons and ounces.

14.14	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the calculation of mineral resources, and therefore the Mineral Resource estimates include changes to the following assumptions and parameters:

•	Commodity price assumptions,

•	Mineralization limits used to constrain the estimates,

•	Assignment of SG values.

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction.

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

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14.15	Comments on Section 14

The QP is of the opinion that the Mineral Resources for the Bolañitos Mines Project, which have been estimated using underground chip and core drill data, have been performed to acceptable industry standards, and conform to the requirements of CIM (2010).

A review of the Bolañitos lab QA/QC data and procedures did not suggest any background sample contamination that would materially affect results.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Terms of Reference

Having established a resource estimate for the mineralization contained in the veins at the Bolañitos project, Endeavour Silver has prepared a production schedule for the extraction of the measured and indicated mineral resources contained within readily accessible underground areas.

The reserve estimate is compliant with the current CIM standards and definitions specified by NI 43- 101. This estimate supersedes the December 15, 2012 reserve estimate for the Bolañitos project and has an effective date of December 31, 2013.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. These are not considered material to the reserve estimate.

15.1.1	CIM Mineral Reserve Definitions and Classifications

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

“Mineral Reserve”

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

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“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

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15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves

The parameters used to convert mineral resources to mineral reserves at the Bolañitos project are as follow:

•	Cut-off grade - 155 g/t AgEq.
•	Dilution – 15% on Cut and fill, 25% on long hole.
•	Minimum width – 2.0m.
•	Silver equivalent - 60:1 for silver to gold
•	Gold price - US $1,320 per oz
•	Silver price - US $22 per oz.
•	Mining Recovery – 95%
•	Gold recovery (overall) – 86.2%.
•	Silver recovery (overall) – 84.9%.

15.2	Dilution and Recovery

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, dilution was applied in the amount of 15% at a grade of zero. Blocks planned to be extracted using longhole mining methods, dilution was applied in the amount of 25% at a grade of zero. Mining recovery applied to converted resources is estimated at 95%.

There is no supporting documentation to support these dilution or mining recovery estimates. It is the QP’s recommendation that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

The global dilution and mining recovery factors at Bolañitos have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport. Currently, there is limited information upon which to measure actual dilution and recovery in the stopes, and transport system. The majority of stoping is now done using longhole methods. Without a cavity measuring survey instrument, measuring dilution in these types of stopes is problematic.

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15.3	Cut-off Grade

The mining breakeven cut-off grade is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The data presented in Table 15-1 are from the 2014 budget.

Table 15-1
Mining Cost per Tonne Milled Bolañitos Property, 2014 Budget

Mining	Plant	G&A	Operating Cost	Production Cost
$35.27	$34.57	$11.67	$69.84	$81.51

The production cost data, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-2:

Table 15-2
Mineral Reserve Breakeven Cut-off Inputs for the Bolañitos Property

Description	BOL
Silver price ($US)	$22
Gold price ($US)	$1,320
Mill Recovery (Ag)	0.849
Mill Recovery (Au)	0.862
Production Cost ($/tonne milled)	$89.55
Cut-off Grade	149

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The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. These cut-offs are applied to the resource blocks, and those that exceed these grades are considered for inclusion in the mine plan and for reporting as reserves. The average cut-off grade used for the Bolañitos property is 155 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 60), taking into account gold and silver prices and expected mill recoveries.

15.4	Reconciliation of Mineral Reserves to Production

Geology staff prepared a reconciliation of reserve blocks Life of Mine plan (LOM) to actual production from sampling for the 12-month period, January to December, 2013.

The reconciliation compared the LOM prepared in 2012 for the 2013 production estimate with geology estimates from chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a positive variance on tonnes for both geology and plant estimated tonnage as compared to the LOM (Table 15-3). Estimated tonnage was 10% lower for geology and 10% lower for the plant than specified in the LOM.

Reconciliation of silver and gold grades show a negative variance for geology, while the processing plant shows a positive variance for silver and negative variance for gold. The geology grade for 2013 shows a negative variance of 26% on silver and 4% on gold as compared to the LOM. The mill head grade for 2013 shows a positive variance of 8% on silver and negative variance of 4% on gold as compared to the LOM Table 15-4.

Table 15-3
Reconciliation of 2012 LOM to 2013 geology estimates and plant head grade.

	LOM_2012 V	Geology Short Term	Plant
Ore Mined	685,954	752,852	755,143
Grade Au	2.53	2.02	2.73
Grade Ag	157	145	151
Grade AgEq	309	266	315.36
Ounces Au	55,797	48,894	66,366

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NI 43-101 TECHNICAL REPORT

Ounces Ag	3,462,300	3,509,517	3,674,381
Ounces AgEq	6,810,140	6,443,179	7,656,331

Table 15-4
Reconciliation F scores for LOM to 2013 geology estimates and plant head grade.

	F1 = Short Term / LOM	F2 = Short Term / Production	F3 = LOM / Production
Ore Mined	1.10	1.00	1.10
Grade Au	0.80	0.74	1.08
Grade Ag	0.92	0.96	0.96
Grade AgEq	0.86	0.84	1.02
Ounces Au	0.88	0.74	1.19
Ounces Ag	1.01	0.96	1.06
Ounces AgEq	0.95	0.84	1.12

It is common practice in the industry to apply a mine call factor (MCF) to compensate for negative mine-mill reconciliations. This factor compares the in situ tonnes and grade estimated by geology with the tonnes and grade reported by the plant.

The MCF adjusts actual sampling data and is used to provide more realistic forecasts of expected tonnage and grade. It is important however, to understand whether the adjustment is related to sampling, density determination, dilution, outliers, or poor mining and milling performance.

A mine call factor if not properly understood can disguise the source of the errors causing the difference. Actions should be taken to minimize the error between estimates and actual production by identifying and resolving the issues that cause a poor reconciliation in place of applying an MCF.

Reserves should reflect expectations of performance over the life of the mine. The current reserves at Bolañitos apply a MCF of 1.0 . Further investigation of the reconciliation will be needed to whether this MCF is appropriate for future use.

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NI 43-101 TECHNICAL REPORT

15.5	Reserve Classification

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated Section 15.1.2, above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

Figure 15-1 Karina Vein resource and reserve section showing Proven reserves in red,
Probable reserves in green. Brown areas mined-out, Pillars are shown in blue.

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GUANAJUATO, MEXICO
NI 43-101 TECHNICAL REPORT

15.6	Mineral Reserve Statement

The Proven and Probable mineral reserves for the Bolañitos Unit as of December 31, 2013 are summarized in Table 15- 5. The reserves are exclusive of the mineral resources reported in Table 14-8 and Table 14- 9.

Table 15-5
Proven and Probable Mineral Reserves, Effective Date December 31, 2013,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven
Lucero	13,700	129	1.95	56,900	900	110,900
Karina	75,600	141	2.19	342,700	5,300	660,700
Daniela V1	147,400	170	2.66	848,700	12,600	1,604,700
Fernanda	230	137	2.83	1,000	20	1,000
La Luz Norte (Asuncion)	13,100	33	4.25	13,900	1,800	121,900
Lana	77,100	162	1.99	401,600	4,900	695,600
Stockpile	53,400	143	2.91	245,500	5,000	545,500

Sub- total Measured	380,530	156	2.50	1,910,300	30,520	3,740,300
Probable
Karina	10,300	87	1.42	28,800	500	58,800
Daniela V1	46,300	145	2.44	215,800	3,600	431,800
La Luz Norte (Asuncion)	6,900	38	4.58	8,400	1,000	68,400
Lana	34,800	153	1.56	171,200	1,700	273,200

Sub- total Indicated	98,300	134	2.17	424,200	6,800	832,200

Total Measured and Indicated	478,830	151	2.43	2,334,500	37,320	4,572,500

*Notes to Table 15-5:

1.	Average cut- off grade for Bolañitos is 158 g/t Ag equivalent
2.	Minimum mining width for mineral reserves is 2.0 meters
3.	Dilution is 15- 25% of in situ tonnes
4.	Mining recovery of 95% applied to mineral reserves
5.	Silver equivalent is 60:1 for gold:silver
6.	Mineral reserve price assumptions are $1320 and $22 per troy ounce for gold and silver, respectively
7.	Mineral reserves take into account metallurgical recovery assumptions of 86.2% and 84.9% for gold and silver, respectively.
8.	Mineral reserves are exclusive of mineral resources.

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9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.7	Factors That May Affect the Mineral Reserve Estimate

The Bolañitos operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

•	Mining assumptions,

•	dilution assumptions,

•	exchange rates,

•	variations in commodity price,

•	metallurgical recovery, and

•	processing assumptions

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

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NI 43-101 TECHNICAL REPORT

December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

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16.0	MINING METHODS

16.1	Mining Operations

As of June, 2007, Endeavour Silver assumed management of day-to-day mining operations at the Bolañitos Project, in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 31, 2013, the Bolañitos Project had a roster totalling 407 employees. The mine's operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All of the mining activities are conducted under the direct supervision and guidance of the mine manager.

Figure 16-1 is a view looking northwest along the trend of the Vein Madre.

Figure 16-1 View Looking Northwest along the Trend of the Vein Madre

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16.2	Ground Conditions

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines, with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions.

16.3	Mining Method

Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified longhole method has taken place. Conventional cut and fill jackleg drilling has been replaced with longhole drilling machines. The holes are typically 10- 12m in length but vary from 6 to 16m depending on the stope.

16.4	Production Areas

Table 16-1 summarizes the production from the different mining areas from January to December, 2013, and Table 16-2 summarizes the actual production versus the budgeted production for 2013.

Table 16-1
Summary of Mine Production from January to December, 2013

Mine	Description	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Average
	Month
Cebada	Silver (g/t)	121	133	126	128	126	132	123	-	-	-	-	-	128
	Gold (g/t)	0.73	0.73	0.61	0.62	0.49	0.4	0.6	-	-	-	-	-	0.6
	Silver (oz)	15,429	17,725	16,248	17,967	16,687	16,681	5,638	-	-	-	-	-	16,201
	Gold	92	97	79	87	64	51	27	-	-	-	-	-	76

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	(oz)
	Tonnes	3,959	4,145	4,016	4,363	4,107	3,918	1,422	-	-	-	-	-	3,704
Bolañitos	Silver (g/t)	123	130	122	119	114	107	128	127	127	114	92	-	120
	Gold (g/t)	1.21	1.51	1.33	1.3	1.3	1.13	1.24	1.7	1.7	1.86	1.23	-	1.41
	Silver (oz)	17,967	17,756	15,890	17,282	13,224	8,730	134	9,019	10,596	10,276	1,675	-	14,079
	Gold (oz)	176	206	174	189	151	92	1	121	142	168	23	-	162
	Tonnes	4,532	4,245	4,065	4,515	3,620	2,531	32	2,210	2,594	2,812	569	-	2,884
Lucero Ramp	Silver (g/t)	145	146	150	131	166	153	151	153	151	148	146	157	150
	Gold (g/t)	1.64	1.85	1.92	1.66	2.32	2.11	2.16	2.61	2.04	2.24	2.02	2.26	2.09
	Silver (oz)	199,398	192,051	236,694	223,867	328,015	305,309	288,588	286,034	275,185	284,548	272,998	249,665	266,660
	Gold (oz)	2,252	2,445	3,025	2,847	4,592	4,209	4,115	4,880	3,714	4,301	3,762	3,594	3,735
	Tonnes	42,725	41,020	48,973	53,240	61,523	62,054	59,364	58,094	56,650	59,837	58,044	49,518	54,253
Asuncion	Silver (g/t)	137	90	96	95	118	102	97	108	85	65	87	64	99
	Gold (g/t)	1.6	2.7	2.12	3.09	2.91	2.16	2.49	2.65	2.79	3.11	2.39	2.41	2.51
	Silver (oz)	23177	12990	10361	12541	15911	14254	10,831	13,311	10,391	5,942	5,098	5,320	12,767
	Gold (oz)	271	387	229	406	392	302	279	328	342	286	140	202	310
	Tonnes	5272	4467	3357	4093	4194	4351	3,483	3,849	3,813	2,859	1,817	2,599	3,679

Table 16-2
Summary of 2013 Budget versus Actual Production for the Bolañitos Project

Area	Description	Budget	Actual	Variance	Actual as % of Budget
Plant	No. of Days	341	363	22	106%
	Tonnes of Ore	547,200	561,185	13,985	103%
	Silver Grade (g/t)	131	156	25	119%
	Gold Grade (g/t)	1.82	2.83	1.00	155%
	Silver Recovery	84%	85.10%	0.01	101%
	Gold Recovery	85%	87.40%	2.80%	103%
	Silver Ounces Recovered	1,940,827	1,800,759	-140,068	93%
	Gold Ounces Recovered	27,277	27,528	4466	101%
Mine	No. of Days	365	365	0	100%
	Tonnes of Ore	686,115	750,125	64,010	109%
	Silver Grade (g/t)	131	145	14	111%
	Gold Grade (g/t)	1.82	2.05	0.23	113%
Development	Waste Development (m)	9,357	10,719	1361.60	115%
	Ore Development (m)	7,711	7,048	663	91%
	Total (m)	17,068	17,767	2,025	104%

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17.0	RECOVERY METHODS

17.1	Production

In 2013, the Bolañitos mine produced 710,708t of ore grading 149 g/t silver and 2.63 g/t gold from which 2,881,816 oz silver and 51,652 oz gold were recovered. Silver and gold recoveries averaged 84.6% and 86.0%, respectively.

A part of the mined ore was processed at the process plants in El Cubo: of the 710,708t of ore produced from the Bolañitos mine, 150,526t of ore were processed at the El Cubo plants.

17.2	Bolañitos Plant

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.

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A simplified process flowsheet is illustrated in Figure 17-2.

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Figure 17-2 Simplified process flowsheet of the Bolañitos processing plant

Run-of-mine ore is hauled by 20 t dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity.

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From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher (Metso, HP200).

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The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins.

Figure 17-5 Original ball mill #1, size 9’6”x14’ (left), Ball mill #2, size 11’x18’7”, 1000 HP motor, and fine ore bin on the back, both installed in 2011 (right).

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit.

Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t.

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Figure 17-6 The 1st cleaner cells (left); The new flocculent mixing system (right). All installed in 2012.

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders.

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18.0	PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed by the various government agencies.

18.1.1	Mine Pumping

At the Bolañitos Project, only a limited amount of ground water is encountered, with each mine containing a principal sump that sends the water to surface. Underground settlers/sumps ensure that the water pumped to surface is largely free of solids. During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility. Dewatering lines are advanced with the main ramp development.

18.1.2	Mine Ventilation

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were develop for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 45,000 cfm exhaust fan that was installed in borehole number one, with the fresh air drawn down the ramp and the other four boreholes of the area. At the Lucero, Daniela Sur and Daniela Norte ramps, 4 exhaust fans (100k each) are installed in boreholes #8, #10, #12 and a conventional raise, with the fresh air drawn in through the ramps. This system is providing the ventilation requirements which are based on the amount of diesel equipment running at any time, the system is an exhaust system).

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 42 inches in diameter and 20 to 100 hp. These fans are blowing fresh air into the working areas using ventilation tubing to deliver the necessary cfm.

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18.1.3	Mine Electrical

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18-1summarizes the location and capacity of the transformers installed in the Bolañitos Project:

Table 18-1
Summary of the 2013 Electric Installations at the Bolañitos Project

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440
	Surface	500	2,300	440
	Surface	750	13,200	2300
	underground	750	2,300	440
	Underground	500	2,300	440
	underground	300	2,300	440
	Underground	300	2,300	440
Bolañitos Mine	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440
	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	300	13,200	440
	Surface	500	13200	2,300

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver produces doré silver-gold bars which it then ships for further refining. Silver and gold are widely traded commodities in world markets and Endeavour Silver has not conducted any market studies. Due to the size of the bullion market and the above- ground inventory of bullion, Endeavour Silver's activities will not influence silver prices. The doré produced by Endeavour Silver's at its mines is further refined by third parties before being sold as bullion (99.99% pure silver). To a large extent, silver bullion is sold at the spot price.

Table 19- 1summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2013.

Table 19-1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2013
(prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.52	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	279.40	1,257.42	32.23	5.08	21.26

Over the period from 2000 to 2013, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the Bolañitos Project.

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Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanajuato city to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Project, as summarized in Table 20-1.

Table 20-1
Summary of Environmental and Mining Permits for the Bolañitos Project

Permit Type	Issuing Agency	Expiry or Renewal Date
MIA and EJT Lucero ramp	Semarnat	Valid until 2021
MIA and EJT waste dump facilities, access and temporary facilities in Lucero Ramp	Semarnat	Valid until 2020
MIA and EJT raise bore station in Lucero ramp	Semarnat	Permanent
MIA and EJT waste dump facilities in Lucero	Semarnat	Valid until 2021
Process plant unique environmental license	Semarnat	Permanent
MIA and EJT tailings dam	Semarnat	Valid until 2018

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20.1	Social and Community Impact

The Bolañitos mine acknowledges its social responsibility through a community relations program, with the objective of assisting in the well-being and sustainable human development in communities adjacent to its mines. The major areas of focus and impact in the communities are related to:

•	Support for education with infrastructure, talks, and training workshops for the development of skills for various activities and occupations.

•	Support for the communities' traditions, practices and customs through donations to their school, religious and/or cultural celebrations.

•	Assistance for health campaigns and environmental sanitation undertakings by working together with civil society organizations, government and federal authorities.

•	Working in a variety of ways to assist the communities with opportunities that allow both individuals and groups of citizens to improve their quality of life.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

In 2013, Endeavour Silver's Bolañitos Project consisted of a modest size underground mining operation based at Cebada and Bolañitos . The estimated 2013 versus estimated 2014 capital costs for the Bolañitos Project are summarized in Table 21-1.

Table 21-1
Proposed 2013 and Proposed 2014 Capital Costs for the Bolañitos Project

Item	Estimated 2013 Cost (US$)	Estimated 2014 Cost (US$)
Mine Development	7,202,000	5,044,584
Mine Infrastructure	5,970,000	1,547,040
Mine Exploration	2,000,000	1,563,000
Underground Equip.	910,000	77,500
Mobile Equipment	620,000
Plant Infrastructure	4,205,000	1,304,052
Plant Equipment	94,000	110,500
Vehicles	80,000	25,000
Office and IT	285,000
Buildings	7,000	222,964
Total	21,373,000	9,894,640

21.2	Operating Costs

The cash cost of silver produced at the Bolañitos Project in fiscal 2013 was US $2.87/oz, compared to US $5.19/oz in 2012. Cash operating cost per ounce of silver is calculated net of gold credits and royalties.

The cash operating costs in 2013 averaged US $ 79.47/t of ore processed, compared to US $ 74. 25/t in 2012. Table 21-2 summarizes the 2014 estimated operating cost for the Bolañitos Project, which is budgeted at US $80.80/t processed.

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Table 21-2
Actual 2013 and Estimated 2014 Operating Cost Estimates for the Bolañitos Project

Item	Actual 2013 Cost (US$/t)	Estimated 2014 Cost (US$/t)
Mining cost	35.31	38.35
Plant (milling) cost	32.95	32.34
Administration	11.21	10.11
Total	79.47	80.80

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22.0	ECONOMIC ANALYSIS

22.1	Introduction

The Bolañitos Project consists of both current and former producing mines, as well as a number of exploration targets. The Bolañitos Project has continued to improve its operational parameters and production output under Endeavour Silver's direction.

Endeavour Silver is a producing issuer. The operation at the Bolañitos Mines property has been in continuous operation since 2007. Since no material expansion to production is planned this section has largely been excluded.

22.2	2014 Production Forecast

For 2014, Endeavour Silver is forecasting to produce 2.20 million ounces of silver and 36,279 ounces of gold from the Bolañitos Project. Plant throughput for 2013 is forecast at 545,600 t at an estimated average grade of 147 g/t silver and 2.35 g/t gold. Recoveries are forecast to average 85.0% and 88.0% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2014, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

22.3	Future Production Potential

The mine life, based on proven and probable reserves as of December 31, 2013, is less than three years at a projected production level of 1,600 t/d or 46,000 t/m for the first half of 2014 falling to 1,300 t/d or 38,000 t/m for the latter half of 2014.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. The QP believes there is a good likelihood of discovering additional resources at the Bolañitos Project.

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23.0	ADJACENT PROPERTIES

23.1	Introduction

Mining in the Guanajuato district has been ongoing for more than 450 years. Endeavour Silver's Bolañitos Project exists within the Guanajuato mining district which has hosted a number of past producers, some of which are located on the property. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the Bolañitos Project. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and anomalies found on the property.

23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23-1. The most noteworthy includes the El Cubo Mines property, purchased in 2012 by Endeavour. In 2012, the El Cubo property produced 1,800,759 oz silver and 27,528 oz gold from 434,613 tonnes of ore grading 151 g/t silver and 2.25 g/t gold. Silver and gold recoveries averaged 85.1% and 87.4%, respectively.

Endeavour’s El Cubo property is the subject of a Technical Report entitled: “Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine Guanajuato, Mexico“, with an effective date of June 1, 2012, and available on SEDAR.

Great Panther Resources a Canadian mining company hold The Guanajuato mines complex which include the Valenciana, Cata and Reyes mines, as well as several other holdings in the area. In 2012, the Guanajuato mines of Great Panther produced 1,004,331 oz silver and 10,350oz gold from 174,022 tonnes of ore grading 199 g/t silver and 2.02 g/t gold. Recoveries averaged 90.2% for Silver and 91.5% for Gold. Production information is reproduced from the SEDAR filed report “Great Panther Silver Limited, Annual Information Form for the Year Ended December 31, 2012, March 13, 2013. The most recent Technical Report available on SEDAR is the report “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013”. Effective date of the report is July 31, 2013.

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Primero Mining Company is a Canadian company that operates the Cerro del Gallo Gold Silver Project. The project is located between the city of Guanajuato and Dolores Hidalgo, 23 km east northeast of Guanajuato. Primero Mining acquired 69.2% of the project from Cerro Resources NL in May 2013 and the remaining 30.8% from Goldcorp Inc. in December 2013. Development of the project is subject to permitting. Proven and Probable reserves are estimated at 23,223 kt with an average grade of 15.05 g/t Ag, 0.71 g/t Au and 0.08% Cu.

Technical data on the Cerro del Gallo Gold Silver Project is available in the Technical Report entitled Technical Report First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project Guanajuato, Mexico, and is available on SEDAR. The effective date of the report is May 11th, 2012.

Peñoles (Minera Peñoles & Fresnillo PLC) also holds numerous concessions in the Guanajuato district but they are not currently producing.

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Figure 23-1 Major land positions held in the Guanajuato mining district.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Endeavour Silver completed this Technical Report in February 2014 on the Bolañitos property “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico”. This report summarizes all relevant work and data completed as of December 31, 2013 by, or on behalf of Endeavour Silver. The report describes the development of the mineral resources and mining reserves, describes the mining methods, processing plants and economics of the Guanajuato Mines Project based on an estimate of costs and metal prices.

To the knowledge of the QP, there is no other relevant data and other information regarding the Bolañitos property that has not already been discussed in the appropriate sections of this report.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

Endeavour Silver’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.

Resources and reserves in 2013 are down from 2012. Exploration has been unable to keep up with the increased mining production rates. In 2014 extra effort will placed on exploration in the Bolañitos Mines Property.

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

Since Endeavour took control of the Bolañitos Mines Property, new mining areas have enabled Endeavour Silver to increase production by providing additional sources of mill feed. Furthermore, Endeavour Silver has continued to implement measures in a number of areas which have culminated in six consecutive years of increased production.

In 2013 Bolañitos produced 2,881,816 oz of silver and 51,652 oz of gold. Plant throughput was 710,708 tonnes at an average grade of 149 g/t silver and 2.63 g/t gold. Mill recoveries averaged 84.6% for silver and 86.0% for gold.

Risks associated with the current resources and reserves include lost revenue due to negative variances in reserve grade and metal prices used to classify resources. A substantial drop in metal price could have a large impact on resources and recoverable reserves.

25.1.1	December 31, 2013 Mineral Resource Estimate

The mineral resources for the Bolañitos Mines Project, as of December 31, 2013, are summarized in Table

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Table 25-1
Mineral Resource Estimate, Effective Date December 31, 2013
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	75,900	132	1.39	322,800	3,400	526,800
Indicated	1,191,800	111	1.95	4,263,300	74,700	8,745,300
Total Measured and Indicated	1,267,700	112	1.92	4,586,100	78,100	9,272,100

Total Inferred	2,145,150	140	1.62	9,642,200	111,720	16,345,400

25.1.2	December 31, 2013 Mineral Reserve Estimate

The mineral reserves for the Bolañitos Mines project as of December 31, 2013 are summarized in Table 25-2.

Table 25-2
Mineral Reserve Estimate, Effective Date December 31, 2013
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	380,530	156	2.50	1,910,300	30,520	3,740,300
Probable	98,300	134	2.17	424,200	6,800	832,200
Total Proven and Probable	478,830	151	2.43	2,334,500	37,320	4,572,500

25.2	Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

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The QP considers that the mineral concessions in the Bolañitos mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially on the La Luz structure currently being explored.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains optimistic.

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26.0	RECOMMENDATIONS

26.1	Budget for Further Work

Exploration in the Bolañitos District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent.

For 2014, the Regional Exploration will be focused on the evaluation of the Central part of the La Luz system, the roots of the Daniela vein and also the La Joya South and Siglo XX systems.

Detailed mapping and sampling activities will be conducted on the Bolañitos South area (Margarita, San Antonio, Lourdes and La Cuesta).

Table 25- 1 summarized the planned 2014 exploration budget for the Bolañitos Project.

Table 26-1
2014 Bolañitos Exploration Priority Targets

Project Area	2014 Program		Budget
	Metres	Samples	US $
Surface Exploration Drilling
La Luz	5,000	1,700	941,720
Deep Daniela	3,000	1,000	485,360
La Joya South	7,500	2,500	1,213,400
Siglo XX	6,000	2,000	970,720
Bolañitos Regional Exploration		1200	279,360
Subtotal	21,500	8,400	3,890,560
Mine Operations Exploration Drilling
Mine Exploration	7,000	2300	1,100,000
Subtotal	7,000	2,300	1,100,000

Total (mine +exploration division)	28,500	10,700	4,990,560

26.1.1	Surface Exploration Program

The 2014 surface exploration program is planned to include 21,500m of core in the majority of those metres will test areas close to current operations in the Daniela, La Luz and La Joya veins. Budgeted cost of the program is US $ 3.89 million (Table 26-1).

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26.1.2	Underground Exploration Program

The 2014 underground exploration program is planned to include 7,000m of core. Budgeted cost for the program is US $1.1 million (Table 26-1).

26.1.3	Comments on Further Work

The QP has reviewed the proposal for further exploration on the Bolañitos Mines Property and recommends that that the programs be carried out as planned.

26.2	Geology, Block Modeling, and Mineral Resources

The QP recommends that Endeavour continue to define and enhance the geologic models used for resource modeling.

The QP recommends that modelling parameters and procedures be regularly reviewed to develop better estimation plans.

26.3	Further Recommendations

The QP recommends that Endeavour continue to develop an effective reconciliation plan for the Bolañitos Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long- term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

The QP recommends that mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations especially as new veins are discovered and subsequently developed.

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The QP recommends that Endeavour look for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

The QP recommends the continued use of SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

The QP recommends that geology send check assays to an independent lab for analysis.

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27.0	REFERENCES

Aranda-Gómez, J. J., & Mcdowell, F. W. (1998). Paleogene extension in the southern Basin and Range province of Mexico: Syndepositional tilting of Eocene red beds and Oligocene volcanic rocks in the Guanajuato Mining District. International Geology Review, 40(2), 116-134.

Berger, B.R., and P. I. Emmons, (1983), Conceptual models of epithermal precious metal deposits, in Shank, W.C., ed., Cameron Volume on Unconventional Mineral Deposits, New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, 191-205.

Buchanan, L. J. (1980). Ore controls of vertically stacked deposits, Guanajuato, Mexico. American Institute of Mining Engineers, 80-82.

Buchanan, L. J. (1981). Precious metal deposits associated with volcanic environments in the southwest. Arizona Geological Society Digest, 14, 237-262.

Cárdenas, V. J., & Consejo de Recursos Minerales (Mexico). (1992). Geological-mining monograph of the state of Guanajuato. Pachuca, Hdgo., México: Consejo de Recursos Minerales., p.186

Cerca Martinez, L. M., Aguirre Diaz, G. D. J., & Lopez Martinez, M. (2000). The geologic evolution of the southern Sierra de Guanajuato, Mexico: a documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt. International Geology Review, 42(2), 131-151.

Chiodi, M., Monod, O., Busnardo, R., Gaspard, D., Sánchez, A., & Yta, M. (1988). Une discordance ante albienne datée par une fauned'Ammonites et de Brachiopodes de type téthysien au Mexique central. Geobios, 21(2), 125-135.

Clark, K.F., (1990), Ore Deposits of the Guanajuato District, Mexico, Mexico Silver Deposits, Society of Economic Geologists, Guidebook Series Volume 6, pp 201 to 211.

Corbett, G.J., Leach, T.M. 1996, Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

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Dávila-Alcocer, V. M., & Martínez-Reyes, J. (1987). Una edad cretácica para las rocas basales de la Sierra de Guanajuato. In Simposio sobre la Geología de la Sierra de Guanajuato, Programa y Resúmenes: México, DF, Universidad Nacional Autónoma de México, Instituto de Geología (pp. 19-20).

Edwards, D.J., (1955), Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153-185.

Gross, W.H., (1975), New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1 175-1 189.

Hollister, F.V. (1985), Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V. 1, pp. 168

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico, 163 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 160 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Martin, P.F., (1906), Mexico's Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Reyes, J. M., & Nieto-Samaniego, A. F. (1990). Efectos geológicos de la tectónica reciente en la parte central de México. Revista mexicana de ciencias geológicas, 9(1), 33-50.

Moncada, D. and Bodnar, R.J. (2012a), Fluid Inclusions and Mineral Textures in Samples from the Cebada Project Area, Guanajuato, Mexico, Private Company Report, p. 29.

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Moncada, D. and Bodnar, R.J. (2012b), Identification of Target Areas for Exploration in the La Luz area, Guanajuato, Mexico, Based on Fluid Inclusions and Mineral Textures, Private Company Report, p. 30.

Moncada, D.; Bodnar, RJ.; Reynolds, TJ.; Nieto, A.; Vanderwall, W.; & Brown, R.; (2008) Fluid inclusion and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico.

Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz-Alvarez, S.A., 1996, Nuevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Parrish, I. S. (1997). Geologist's Gordian Knot: To cut or not to cut. Mining Engineering, 49(4), 45-49.

Randall, J. A., Saldaña, A. E., & Clark, K. F. (1994). Exploration in a volcano-plutonic center at Guanajuato, Mexico. Economic Geology and the Bulletin of the Society of Economic Geologists, 89(8), 1722-1751.

Salas, G. P. (1991). Economic Geology, Mexico, Volume P-3 of the Geology of North America. The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Sinclair, A. J., & Blackwell, G. H. (2002). Applied mineral inventory estimation. Cambridge University Press.

Southworth, J. R. (1905). Las minas de México (edición ilustrada): Historia, geologia, antigua mineria y descripción general de los estados mineros de la República mexicana. En español é inglés. Tomo IX., octubre, 1905. Pub. bajo la autorización del gobierno, por J.R. Southworth. Liverpool, Eng: Printed for the author by Blake & Mackenzie. 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

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Telluris Consulting (2008), Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E, (2007), Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Williams, A. (1905). The Romance of Mining: Containing Interesting Descriptions of the Methods of Mining for Minerals in All Parts of the World. CA Pearson, Limited., 400p.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project Guanajuato State” effective December 31, 2013 and dated 27 March 2014 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Bolañitos Property on a regular basis during 2013. I last visited the property on January 13, 2014 for 1 day.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the Bolañitos Property since November 2012 performing geological and numerical model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 27 March 2014

“Signed and sealed”

_________________________________________

Michael Munroe, SME-RM

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